Exhibit 99.E

DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA

DATED MARCH 1, 2022

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2021. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

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In this document, the government of the Republic of South Africa is referred to as the “National Government,” “the Government” or the “South African Government”. The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or US Dollars (US$, $ or Dollars), except as otherwise specified. See “The External Sector of the Economy—Reserves and Exchange Rates” for the average rates for the Rand against the Dollar for each of the years 2018 through March 1, 2022. On February 28, 2022, the exchange rate, as reported by the South African Reserve Bank (SARB), was R15.4488 per Dollar (or 6.4730 US cents per Rand).

The Republic’s fiscal year begins on April 1 and ends on March 31. For example, the 2021 fiscal year refers to the fiscal year beginning April 1, 2020 and ending March 31, 2021. Economic data presented in this description is presented on a calendar year basis unless reference is made to the relevant fiscal year or the fiscal year is otherwise indicated by the context. For example, fiscal data referring to the “first quarter” of 2021 refers to data as at, or for the three months ended, June 30, 2021. Economic data referring to the “first quarter” of 2021, by contrast, refers to data as at, or for the three months ended, March 31, 2021.

Unless otherwise indicated, references to gross domestic product (GDP) are to real GDP, calculated using constant prices in order to adjust for inflation (with 2015 as a base year), and % changes in GDP refer to changes as compared to the previous year or the same quarter of the previous year, unless otherwise indicated. Some figures included in this document have been subject to rounding adjustments. As a result, sum totals of data presented in this document may not precisely equate to the arithmetic sum of the data being totaled. All GDP data presented in this document has been recalculated in line with Statistics South Africa’s (Stats SA) 2021 rebasing and benchmarking exercise. As such, recent GDP data and ratios that include GDP data are directly comparable across previous National Budgets and MTBPS figures found in this document. This is not the case when using the actual documents as printed at the time. For more information, see “—Effects of GDP rebasing on fiscal and debt ratios.”

Unless otherwise stated herein, references in this description to the 2021-2022 Budget are to the 2021-2022 National Budget as released on February 24, 2021 and not as amended by the Medium-Term Budget Policy Statement (MTBPS) released on November 11, 2021. References to the 2021-2022 Consolidated Government Budget, which includes the 2019-2022 National Budget as part thereof, shall be construed accordingly. Unless otherwise stated herein, references in this description to the 2022-2023 Budget are to the 2022-2023 National Budget as released on February 23, 2022 and described here under “Public Finance – 2022-2023 National Budget and Consolidated Government Budgets.”

A NOTE ON SEASONALLY ADJUSTED AND ANNUALIZED INFORMATION

Some of the figures included in this document have been subject to seasonal adjustment and/or annualization.

Seasonal adjustment is a method to account for and eliminate the estimated effects of normal seasonal variation from a series of data, so that the effects of other influences on the series can be more clearly recognized and defined. Depending on the nature of the seasonal pattern, seasonal adjustment is accomplished either by the multiplicative method (i.e., each value of a time series is adjusted by dividing by a seasonal index that represents the percentage of the normal value typically observed in that season) or the additive method (i.e., each value of a time series is adjusted by adding or subtracting a quantity that represents the absolute amount by which the value in that season of the year tends to be below or above normal, as estimated from past data).

The aim of annualization is to reflect what the real growth rate would be if the prevailing growth rate were to be sustained for a year. Annualized information is calculated as the quarterly data multiplied by four, while the annualized growth rates are derived by raising the change in a given quarter from the previous quarter to the power of four.

Summary Information

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

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Selected Economic Indicators

	As of and for the year ended December 31,					As of and for the three-month period ended September 30,(1)
	2016	2017	2018	2019	2020	2021
	Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal GDP(2)	4,759,555	5,078,190	5,357,640	5,605,034	5,521,075	6,124,329*
Real GDP(3)	4,450,171	4,501,702	4,568,670	4,573,835	4,279,647	4,475,878*
Real % change from prior year	0.7	1.2	1.5	0.1	-6.4	5.8
Unemployment rate (%)	26.7%	27.5%	27.1%	28.7%	29.2%	34.0%

Balance of payments
Current account	(127,354)	(120,236)	(158,821)	(144,549)	109,786	287,777**
Financial account	(32,942)	(71,453)	18,176	28,584	83,608	32,545**
Change in gross gold and other foreign reserves	47,356	50,722	51,641	55,058	55,013	57,058**
Rand/Dollar exchange rate (average)	14.5	13.3	13.3	14.4	16.6	14.6
Consumer prices (2016/12=100)	80.5	84.3	88.1	91.6	94.4	98.7
Producer prices (2020/12=100)	84.8	89.2	93.8	97.1	100.0	106.8

*        Estimate based on the three-month period ended September 30, 2021, seasonally adjusted and annualized.

**       Cumulative numbers up to September 30, 2021, not seasonally adjusted.

	As of and for the fiscal year ended March 31,(6)
	2017	2018	2019	2020(4)	2021(5)
	Rand (billion) (except percentages)
Main Government Revenue	1,196.4	1,275.3	1,345.9	1,238.4	1,483.2
% of GDP(2)	25.5%	23.5%	23.7%	22.2%	24.0%
Main Government Expenditure	1,404.9	1,506.6	1,691.0	1,789.0	1,893.1
% of GDP(2)	27.0%	27.8%	29.7%	32.1%	30.7%
Main Budget Deficit	(208.6)	(231.3)	(345.1)	(550.6)	(409.9)
% of GDP(2)	(4.4%)	(4.3%)	(6.1%)	(9.9%)	(6.6%)
Net borrowing requirement	208.6	231.3	337.5	366.3	359. 3
Change in cash and other balances	(29,041.3)	(24,590.2)	(3,701.2)	17,737.9	(284.7)

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Notes:

(1)	For the three months ended September 30, 2021, seasonally adjusted and annualized.
(2)	At market prices.
(3)	At constant 2015 prices.

(4)	Final outcome for fiscal year 2020, as reflected in the MTBPS (November 2021).

(5)	Estimates as revised and reflected in the MTBPS (November 2021).
(6)	Fiscal ratios presented in table based on 2015 rebased GDP data.

Source: National Treasury, SARB and Statistics SA (Stats SA).

The estimates included in this Annual Report are based on the 1993 System of National Accounts (SNA) published by the United Nations in cooperation with other international organizations. This means that the methodology, concepts and classifications are in accordance with the latest guidelines of an internationally agreed system of national accounts. The estimates of real GDP are expressed in terms of a 2015 base year. Revision of the estimates for all components of the national accounts is done from time to time based on the availability of data.

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MAP OF THE REPUBLIC OF SOUTH AFRICA

South Africa
Windhoek
Botswana
Zimbabwe
Mozambique
Kruger National Park
Polokwane
Gabarone
Limpopo
Sun City
Namibia
Rustenburg
Pretoria
Nelspruit
Maputo
Kgalagadi Transfontier Park
Mpumalanga
North West
Johannesburg
Gauteng
Mbabane
Eswatini
Upington
Kimberley
Free State
KwaZulu Natal
Bloemfontein
Maseru
Lesotho
Northern Cape
Durban
Drakensberg
South Atlantic Ocean
Eastern Cape
Indian Ocean
Western Cape
Bisho
Oudtshoorn
Addo National Park
East London
Cape Town
Winelands
Port Elizabeth
Garden Route
200 km
200 mi

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Republic of South Africa

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the north east, the country shares a border with Mozambique. South Africa also shares common borders with the Kingdoms of Lesotho and Eswatini (formerly, Swaziland). The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

According to the racial classifications that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Coloured” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa’s population is approximately 60.14 million as at June 30, 2021, of which approximately 30.8 million, representing 51.1% of the population, are female. Approximately 80.9% are Black, 8.8% are Coloured, 2.7% are Indian/Asian and 7.7% are White. The most densely populated parts of South Africa are the four major industrialized areas: the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape (which includes Cape Town) and the Gqeberha (formally Port Elizabeth), Kariega (formally Uitenhage) area of the Eastern Cape.

South Africa has a diverse population consisting of Afrikaans and English-speaking Whites, Asians (including Indians), Coloureds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2011, isiZulu is the mother tongue of 22.6% of the population,

1 Mart Bouter, CC BY-SA 4.0 <https://creativecommons.org/licenses/by-sa/4.0>, via Wikimedia Commons

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followed by isiXhosa at 15.9%, Sepedi at 9.1%, Afrikaans at 7.9%, and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.5%.

Government and Political Parties

Following the repeal of apartheid legislation, South Africa held its first fully democratic national election on April 27, 1994.

On May 10, 1994, Mr. Nelson Mandela, who had previously been elected as president of the ANC, was inaugurated as South Africa’s first black president. Mr. Mandela served until his deputy, Mr. Thabo Mbeki succeeded him on June 16, 1999. Mr. Mbeki resigned from the presidency on September 24, 2008, and Mr. Kgalema Motlanthe served as interim President between September 25, 2008 and May 9, 2009.

On May 9, 2009, following the ANC’s victory in the elections, Mr. Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic, and he appointed Mr. Cyril Ramaphosa as Deputy President.

In October 2017, the Supreme Court of Appeal ruled that former President Zuma had to face 18 counts of corruption, fraud, racketeering and money laundering. On February 14, 2018, former President Zuma resigned as President of the Republic of South Africa. On March 16, 2018, the National Prosecuting Authority announced the decision to prosecute former President Zuma on 16 charges of corruption, racketeering and money laundering. In November 2018, former President Zuma submitted a court application for a permanent stay of his prosecution. On October 11, 2019, the KwaZulu-Natal Division of the High Court, Pietermaritzburg, dismissed the application for permanent stay of prosecution. In December 2019, former President Zuma petitioned the Supreme Court of Appeal of South Africa to challenge the dismissal of his application for a permanent stay of prosecution. On March 13, 2020, the Supreme Court of Appeal of South Africa dismissed former President Zuma’s appeal application. In February 2020, an arrest warrant was issued for former President Zuma, which was subsequently cancelled by the KwaZulu-Natal Division of the High Court and in September 2020, former President Zuma brought an application for the recusal of Advocate Billy Downer, the prosecutor in the case against him for corruption, racketeering and money laundering. In October 2021 the KwaZulu-Natal Division of the High Court, Pietermaritzburg, dismissed the application for the recusal of Advocate Downer. Former President Zuma launched an appeal against the decision to dismiss his application for the recusal of Advocate Downer. On February 16, 2022, KwaZulu-Natal Division of the High Court, Pietermaritzburg dismissed the application and Former President Zuma’s trial is set to proceed on April 11, 2022.

Following former President Zuma’s resignation, Mr. Cyril Ramaphosa ran unopposed and was elected on February 15, 2018 as the President of South Africa by the National Assembly.

President Ramaphosa was inaugurated on May 25, 2019 for his first full-term as President of the Republic of South Africa following the ANC’s victory in the 2019 National and Provincial elections. President Ramaphosa appointed Mr. David Mabuza as the Deputy President and reduced his cabinet from 36 Ministers to 28 with the amalgamation of several portfolios.

Constitution

The Constitution of the Republic of South Africa, 1996 (Constitution) was adopted in 1996 and was phased in between 1997 and 1999. Since its adoption, there have been seventeen amendments to the Constitution. The Constitution provides for elections every five years as well as for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces (NCOP).

The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned.

The National Assembly is mandated by the Constitution to elect the President, provide a national forum for public consideration of issues, pass legislation, scrutinize and oversee executive action, maintain oversight of the bodies and institutions established by Chapter 9 of the Constitution, and ensure that Members of Cabinet are accountable collectively and individually to Parliament for the exercise of theirs powers and the performance of their functions.

The NCOP is one of the two Houses of Parliament and is constitutionally mandated to ensure that provincial interests are taken into account in the national sphere of government. This is done through participation in the national legislative process and by providing a national forum for consideration of issues affecting provinces. The NCOP also plays a unique role in the promotion of the principles of Cooperative Government and Intergovernmental Relations. It ensures that the three spheres of government work together in performing their unique functions in terms of the Constitution and that in doing so, they do not encroach in each other’s area of

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competence. The NCOP consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects ten representatives.

Each province has its own executive authority, the premier. The premiers are elected by each Provincial legislature from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the NCOP, as well as through their power to block Parliamentary action affecting the constitutional position and status of the provinces. When deciding on bills that amend the constitution, the provincial delegations vote in accordance with the mandate conferred on them by their respective provincial legislature. Each province has one vote and at least six provinces have to vote in favor of the bill for it to be passed. Similarly, when deciding on bills that affect the provinces, the provincial delegations vote in accordance with the mandate conferred on them by their respective provincial legislatures. Each province has one vote and at least five provinces need to vote in favor of the bill for it to be approved.

Political Parties

The ANC is the ruling party in eight of the nine South African provinces. Founded in 1912, the ANC led the struggle against apartheid and is the most influential party in South Africa in terms of the size of its electoral constituency support. Following the May 2019 elections, the ANC occupies 230 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference where the ANC adopts proposed constitutional amendments and elects the National Executive Committee. The 54th ANC National Conference took place in Johannesburg, Gauteng Province, from December 16 to December 20, 2017, where Mr. Cyril Ramaphosa was elected president of the ANC.

2019 National and Provincial Elections

The official general election results were announced on May 11, 2019. The ruling ANC won the elections, receiving 57.50% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC, with 20.77% of the votes, and the EFF came in third with 10.80% of the votes.

The table below sets out the National and Provincial Assembly seats secured by political parties following the May 2019 general elections.

Political Party	Number of seats in National Assembly

ANC	230	57.50%
DA	84	20.77%
EFF	44	10.80%
IFP	14	3.38%
VF PLUS	10	2.28%
ACDP	4	0.84%
UDM	2	0.45%
NFP	2	0.35%
ATM	2	0.44%
GOOD	2	0.40%
AIC	2	0.28%
COPE	2	0.27%
PAC	1	0.19%
ALJAMA	1	0.18%
Other(1)	0	1.87%
Total	400	100.0%

Note:

(1)       Other includes the remaining political parties that did not obtain any of the 400 National Assembly seats, but obtained votes.

Source: IEC.

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The table below sets out the NCOP seats secured by political parties following the May 2019 general elections.

Political Party	Permanent	Special

ANC	29	25
DA	13	7
EFF	9	2
VP	2	1
IFP	1	1
Total	54	36

Source: Parliament of the Republic of South Africa

2021 Municipal Elections

Municipal elections are held every five years. Municipal elections were held on November 1, 2021. The shares of the votes for the major parties were as follows: ANC — 47.9%, DA — 20.0%, EFF — 10.6%, IFP — 6.3%, and COPE — 0.2%. The next municipal elections are scheduled to take place in 2026.

Recent Political Developments

The Commission

In August 2018, the President established the Judicial Commission of Inquiry into State Capture, Corruption, Fraud and other allegations in the Public Sector (the Commission) to investigate allegations of state capture, corruption, fraud and other allegations in the public sector including organs of state in South Africa. The Commission was granted a final extension until September 30, 2021 to conclude its investigation.

On July 15, 2019, former President Zuma made his first appearance before the Commission and during the questioning he objected to further questioning. An agreement was reached with the Commission that he would continue to participate and would, therefore return on a later date. Former President Zuma attended the Commission’s proceedings on November 16 and 17, 2020. On November 16, 2020, an application was made by former President Zuma for the recusal of the Chairperson of the Commission and on November 19, 2020 the Chairperson dismissed the recusal application. Thereafter, the Commission was informed that former President Zuma had decided to excuse himself from the proceedings and it transpired that former President Zuma had left without the Chairperson’s permission.

In December 2020, the Commission made an application to the Constitutional Court wherein it sought to compel former President Zuma to appear before the Commission and to declare that his conduct of leaving the Commission without permission to be unlawful. On January 21, 2021, the Constitutional Court ordered former President Zuma to obey all summonses and directives lawfully issued by the Commission and directed him to appear and give evidence before the Commission on the dates determined by it. Former President Zuma did not attend the Commission as required and in February 2021, the Commission approached the Constitutional Court seeking an order declaring that former President Zuma is guilty of contempt of court and sentencing him to imprisonment for a period of two years. On June 21, 2021, the Constitutional Court declared that former President Zuma is guilty of the crime of contempt of court for failure to comply with the order made by the Constitutional Court and he was sentenced to 15 months’ imprisonment. On July 7, 2021, former President Zuma handed himself to the police. The incarceration of former President Zuma was followed by violent protest in parts of Gauteng and KwaZulu-Natal provinces which escalated into looting. On September 5, 2021 the Department of Correctional Services confirmed that former President Zuma was placed on medical parole.

The Commission concluded its investigations on January 1, 2022, and issued first and second parts of its three-part report on January 4, 2022 and February 1, 2022 (respectively) and intends to issue the third part of the report at the end of April 2022. The first and second parts of the Commission’s published report provide recommendations that deal with accountability of individuals and that call for institutional reforms, particularly in relation to public procurement policy, whistle-blowing laws and the governance of state-owned companies. Over the medium term, the government will devote considerable attention to strengthening its fight against corruption and addressing the recommendations of the report. In the 2022 Budget, the National Treasury details that it will engage with relevant departments and financial regulators on how to respond to the Commission’s findings on improving the regulation of cash transactions and public-sector procurement. The response will also address specific allegations of wrongdoing and how regulation laws can be strengthened to prevent future abuses.

Presidential Cabinet Changes

On August 5, 2021, President Ramaphosa reconfigured certain government departments and made changes to his cabinet. The changes to the departments and his cabinet were as follows:

•	The Department of Human Settlements, Water and Sanitation was split into two departments being the Department of Human Settlements and Water and Sanitation.
•	The political responsibility of the State Security Agency was placed under the Presidency.
•	Mr. Mondli Gungubele was appointed to replace Mr. Jackson Mthembu as the Minister in the Presidency.
•	Ms. Khumbudzo Ntshaveni was moved as the Minister of Small Business Development and appointed as the Minister of Communications and Digital Technologies.
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•	Ms. Thandi Modise was moved from her position as Speaker of Speaker of the National Assembly and appointed as the Minister of Defense and Military Veterans.
•	Mr. Enoch Godongwana, who was the Chairperson of the Development Bank of South Africa, was appointed as the Minister of Finance to replace Mr. Tito Mboweni following his resignation.
•	Dr. Joe Phaahla, who was the Deputy Minister of Health, and was appointed as the Minister of Health replacing Dr. Zweli Mkhize who tendered his resignation.
•	Ms. Mmamoloko Kubayi was moved as Minister of Tourism and appointed as Minister of Human Settlements.
•	Ms. Ayanda Dlodlo was moved as Minister of State Security and appointed as Minister of Public Service and Administration.
•	Ms. Stella Ndabeni-Abrahams was moved as Minister of Communications and Digital Technologies and appointed as the Minister of Small Business Development.
•	Ms. Lindiwe Sisulu was moved as the Minister of Human Settlements, Water & Sanitation and appointed as the Minister of Tourism.
•	Mr. Senzo Mchunu was moved as the Minister of Public Service and Administration and appointed as the Minister of Water and Sanitation.

Legal System

The South African legal system is based on Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court is the highest court in South Africa and has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution. It is also the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the other Superior Courts, which consists of the Supreme Court of Appeal and the High Court of South Africa (which has nine Divisions corresponding to the provinces). Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Court of South Africa, and judgments of the High Court of South Africa are binding on the lower courts within their respective areas of jurisdiction.

The tenure of Chief Justice Mogoeng Mogoeng, who was appointed on September 8, 2011 came to an end in October 2021. Interviews for the vacant position of the Chief Justice were conducted by the Judicial Service Commission (JSC) from February 1, 2022 to February 4, 2022, following which the JSC recommended Justice Mandisa Maya, the current president of the Supreme Court of Appeal, for appointment as the Chief Justice in February 2022. The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the JSC and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Court are appointed by the President on the advice of the JSC.

Key Reforms and Legislative Initiatives

Broad-Based Black Economic Empowerment

Broad-Based Black Economic Empowerment (B-BBEE) continues to be a core tenet of the government’s initiative to address the economic exclusion of historically disadvantaged South Africans as well as its socio-economic challenges. As part of this initiative, the National Government enacted the Broad-Based Black Economic Empowerment Act, 2003 (Act No. 53 of 2003) (B-BBEE Act), which came into effect in April 2004. For purposes of the B-BBEE Act, “black people” is a generic term which means Africans, Coloureds and Indians who are South African citizens. The B-BBEE Act aims to facilitate B-BBEE and promote economic transformation by: incentivizing meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to B-BBEE; creating institutional mechanisms to support B-BBEE implementation; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent to which workers, communities and cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment (BEE). This B-BBEE Act is implemented, and its implementation is measured, through a balanced scorecard found in the B-BBEE Codes of Good Practice. The Act has since been amended by the Broad-Based Black Economic Empowerment Amendment Act 46, 2013 (Act No. 46 of 2013) to continue to give effect to government policy aimed at reducing inequality, defeating poverty and creating employment, and to address, inter alia, circumvention, regulatory mechanisms and compliance amongst other related matters.

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The Department of Trade, Industry and Competition has issued the B-BBEE Codes of Good Practice on Black Economic Empowerment (the Codes). The Codes, which were promulgated in February 2007 and amended in October 2013, set out general principles for measuring ownership, management control, skills development, enterprise and supplier development and socio-economic development, including special guidance for exempted micro enterprises (small businesses), and qualifying small enterprises (medium size entities). The Codes also provide guidance on B-BBEE verification, the recognition of contributions toward B-BBEE of multinationals and the treatment of public entities and other enterprises wholly owned by organs of state.

The B-BBEE Act requires that every organ of national and local government and every public entity apply B-BBEE the relevant Codes in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. There is thus a positive binding onus placed on organs of states and public entities to promote inclusive growth through the B-BBEE Framework.

Multinational Companies

The Codes give multinational companies flexibility in the manner in which they implement the Codes. A multinational company can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. One such alternative is through application of the Equity Equivalent Investment Programme which gives multinationals an opportunity to contribute towards skills transfer, empowerment of small-medium-micro-enterprises and broader socio-economic empowerment projects.

Public Entities and State Agencies

The B-BBEE Act places a legal obligation on state agencies to contribute to B-BBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act, 2000 (Act No. 5 of 2000) states that all spheres of government must have a mechanism in place that brings about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). In evaluating submission for tenders above R50 million, a total of 10% is allocated to the B-BBEE Status Level. Dispensation was given to organs of state and public entities to apply pre-qualifying criteria to advance certain designated groups.

Private Sector

A business’ B-BBEE Status Level is an important factor affecting its ability to tender successfully for government and public entity tenders and to obtain licenses in certain sectors like mining and gaming, as well as trading with other firms in the private sector. The amendments, introduced by the Department of Trade, Industry and Competition (the DTIC) and approved by Parliament in 2013, impose penalties in certain circumstances such as fronting or circumvention of the legislation. These amendments became effective as of October 24, 2014. Private sector clients increasingly require their suppliers to have a minimum B-BBEE rating in order to boost their own B-BBEE ratings. B-BBEE is accordingly an important factor to be taken into account by any firm conducting business in South Africa.

The B-BBEE Act provides for the DTIC to publish and promote any transformation charter (for later development into industry codes) for a particular sector of the economy, provided that charter (or sector code) is developed by the major stakeholders in that sector and advances the objectives of the B-BBEE Act. These charters or sector codes set out a blueprint and timeline for the transformation of the relevant economic sectors, including such sectors as tourism, financial services, forestry and construction. To date the Minister has gazetted ten charters which are:

•	Information and Communication Technology Sector Codes;
•	Tourism Sector Codes;
•	Construction Sector Code;
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•	Integrated Transport (2009 Version) Sector Codes;
•	Property Sector Codes;
•	Forestry Sector Codes;
•	Financial Services Sector Codes;
•	AgriBEE Sector Codes;
•	Marketing, Advertising and Communication Sector Codes; and
•	Defense Sector Codes.

Sector Codes issued in terms of Section 9 of the B-BBEE Act have similar binding status as the Generic Codes.

Some of the biggest challenges facing the government in relation to the implementation of B-BBEE include educating the South African public on the objectives, opportunities and perceptions relating to B-BBEE, ensuring that the objectives of B-BBEE are properly adhered to, encouraging investment in South Africa that advances B-BBEE and promotes economic and social transformation and improving representation in senior and executive management positions.

The Companies Act, 2008 (Act No 71 of 2008) and its reforms

In 2011, the Companies Act, 2008 (Act No. 71 of 2008) (the Companies Act) came into effect, repealing the Companies Act, 1973 (Act No. 61 of 1973). The Companies Act introduced significant changes by providing for, among others, business rescue, simplification of registration, social and ethics committees for public companies, corporate governance including financial accountability, and provisions relating to shareholder activism. The Companies Act provides for the establishment of institutions, such as the Companies and Intellectual Property Commission, Companies Tribunal, Specialist Committee on Company Law, Financial Reporting Standards Council and Takeover Regulations Panel.

Companies Amendment Bill, 2021

The DTIC has, through the Companies Amendment Bill, 2021 (the 2021 Bill), undertaken a process to amend aspects of the Companies Act to improve provisions in the Companies Act dealing with three key policy objectives: reducing the administrative and financial burden of regulatory compliance, especially for small businesses; facilitating wage ratio transparency; and curbing ‘beneficial share ownership’ opportunities for money laundering. This follows a process that began in 2018 through the Companies Amendment Bill, 2018 (the 2018 Bill). The 2018 Bill was published on September 21, 2018 for public comment and it was followed by extensive public engagement with a number of interested persons and organizations. These included the National Economic Development and Labor Council (Nedlac), the Specialist Committee on Company Law (SCCL), the JSE Limited and the SA Institute of Chartered Accountants, among others. Following these consultations, the redrafted bill (in the form of the 2021 Bill) was published for public comment in October 2021.

The proposed amendments in the 2021 Bill cover the following:

•	Change to the definition of securities;
•	Provision of the definition of true owner;
•	Provision for the preparation, presentation and voting on companies’ remuneration policy and director remuneration report;
•	Provision for the filing of annual financial statements, filing of the copy of the company securities register of disclosure of beneficial ownership with the Companies and Intellectual Property Commission;
•	Differentiation where the right to gain access to gain companies records may be limited;
•	Clarification when a notice of Amendment of the Memorandum of Incorporation (MoI) may take effect;
•	Empowering of the court to validate the irregular creation, allotment or issue of shares;
•	Clarification of aspects relation to partly paid shares;
•	Exclusion of subsidiary companies from certain requirements relating to inter-group finance;

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•	Provision of instances where special resolution is required for the acquisition of shares of a company;
•	Extension of the definition of employee share scheme;
•	Provision for circumstances where private company will be a regulated company on effected transactions;
•	Provision for circumstances where company is unable identify persons who hold beneficial interests for securities.
•	Dealing with composition of the social and ethics committee (SEC), publication of the application for exemption from requirements to appoint the SEC;
•	Provision for presentation and approval of the SEC report at the annual general meetings of shareholders; and
•	Provision for differentiation of duties of Chairperson and Chief Operation Officer of the Companies Tribunal.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. As of December, 31 2021, there were approximately 1,968 operating mines and quarries in South Africa. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Minerals Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxaro Limited, Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver mining in South Africa.

The Minister of Mineral Resources is the competent authority for granting prospecting and mining licenses. The objective of the Department of Mineral Resources and Energy (DMRE) for fiscal year 2021 is to grant 120 licenses to HDIs, 125 licenses have been granted as of March 31, 2021. In comparison to the outcome achieved in 2020,which was 176 licenses issued, this has slightly dropped.

The South African Mineral Resources Administration System (SAMRAD) was launched in April 2011 to process mining license applications, which enables the monitoring of the status and improves overall quality of license applications. Through SAMRAD, the public can view the locality of applications, rights and permits made or held.

The DMRE is also responsible for managing environmental impacts from mining-related activities, and by the end of March 2021, had conducted 968 environmental verification inspections out of a target of 1,275 inspections. This has significant drop when compared with the actual achieved in 2020 for 1381, due to fewer official trips undertaken for mine inspections. The Department of Environmental Affairs has transferred some of the functions of the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA) related to mining activities to the DMRE, which means the DMRE would be the competent authority for environmental impact assessments for the mines and would also be responsible for developing tools and systems for mine environmental management and reporting.

Mining Charter

Subsequent to an extensive consultation with mining stakeholders the Mining Charter, 2018 was gazetted for implementation on September 27, 2018. This Charter represents the interest of all stakeholders and it is the DMRE’s view that it will meaningfully transform the industry while ensuring its growth and competitiveness. The Charter Regulations has been completed by the end of March 2019 financial year for ease and standardized implementation by all stakeholders. Regarding the developed Mining Charter, the court has set aside some of the provisions in the Charter (i.e. Ownership and Procurement). The Court further ordered that the Minister had no legal power to develop the Charter.

The DMRE, while proceeding with implementation of the Mining Charter in 2019/20, will undertake advocacy sessions and engagements with investors and stakeholders on the Charter and its Regulations. In this regard the DMRE has implemented youth upliftment programs for new entrants identified throughout the mining value chain, as well as assist with issues of access to funding, geological information, compliance and access to markets.

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Mining and Petroleum Resources Development Act

The DMRE is in the process of amending part of the Mineral and Petroleum Resources and Development Act, 2002 (Act No. 28, 2002) (MPRDA) to excise the regulation of the petroleum and gas sector from the MPRDA, after the High Court in 2021 declared that certain aspects of the Mining Charter function as policy instruments without binding legislative effect.

The Upstream Petroleum Resources Development Bill, 2019 (Petroleum Bill), which seeks to ensure that the upstream petroleum sector is no longer regulated under the MPRDA and instead under discrete petroleum legislation, was gazetted for public comment in December 2019. The DMRE subsequently conducted public consultations with stakeholders who presented written submissions. The comments provided during the public consultation phase were taken into consideration in finalizing the Petroleum Bill, which was tabled in Parliament in July, 2021 as it was considered an ordinary bill affecting the provinces and consequently must be considered by both the National Assembly and the National Council of Provinces.

On March 27, 2020, the Minister of Mineral Resources and Energy published, for implementation, the Amendments to the Mineral and Petroleum Resources Development Regulations (Amended Regulations). The Amended Regulations provide for the following:

•	improved regulation of Social and Labor Plans;
•	meaningful notification and consultation requirements;
•	procedures and requirements for downscaling and retrenchments, section 52 of the MPRDA;
•	procedures and requirements for surface land use, section 53 of the MPRDA; and
•	full alignment with NEMA and the One Environmental Management System and improved appeals regime.

The following legislative instruments are still in progress and anticipated to be finalized during the 2021/22 financial year and these include the Mining Company of South Africa (MINCOSA) Bill, the Petroleum Agency of South Africa (PASA) Bill, the review of the Mine Health and Safety Act Amendment Bill and the related Regulations. The Department is progressing the Amendment of the Mine Health and Safety Act, 1996 (Act No. 29 of 1996) (MHSA) that seeks to address challenges relating to health and safety of mineworkers. This Bill will be published for stakeholder comments in the third quarter of the 2022/23 fiscal year.

With regards to shale gas, the DMRE will continue working together with its state-owned enterprises, the Council for Geoscience (CGS) and PASA, to evaluate shale gas and conduct new research initiatives, including an investigation into the occurrence of near-surface hydrocarbon.

Other Mining Industry Initiatives and Legislation

Health and safety standards within the industry are governed by the MHSA. The number of fatalities in the sector reported as of March 31, 2021 by the department indicate that they have not achieved the target set of 10% reduction in fatalities, and only achieved a 2% reduction in fatalities. There were more "multiple" fatalities reported by mines during the financial year. These fatalities are mainly caused by a lack of effective health and safety management systems at the mines. Fall of ground accidents remain the largest cause of fatalities, followed by transportation and machinery accidents. A 19% reduction in occupational injuries was achieved by the department, the reason for this over achievement is that less injuries were reported during lockdown levels 2 and 1. In September 2012, the Cabinet approved the moratorium on the acceptance and processing of applications to explore shale gas, allowing normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework.

The CGS has undertaken a shale gas research project that is aimed at unlocking the unknowns and assumptions about shale gas exploration in the country. The project is also aimed at building scientific skills in the area of shale gas exploration as this is a new concept to the country at large.

The program is funded by the DMRE and will assist the government in making well-informed decisions about shale gas in South Africa.

The objectives of the program are to collect and review new geological information of the Karoo Basin, to define an environmental baseline, to assess the amount of recoverable gas mainly from the Whitehill and Prince Albert Formations, to cover various geo-environmental impacts like ground water dynamics with possible contamination and monitor potential seismic interferences.

The CGS Shale gas project will serve as a baseline study for future shale gas research work and play a vital role in review of Petroleum Exploration and Exploitation Regulations. NEMA regulations will be utilized as a framework in identifying shortfalls of the environmental impacts of the shale gas.

Department of Justice and Constitutional Development

The department continues to play a crucial role in the fight against fraud and corruption, particularly through its implementation of the National Anti-Corruption Strategy (NACS). Part of its responsibility in this regard is to ensure the effective and optimal functioning of Specialized Commercial Crime Courts (SCCCs). A total of six new

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SCCCs were established in 2020/21 in the provinces of Limpopo (3), Mpumalanga (1), North West (1) and Northern Cape (1). Every province now has SCCCs. These courts enhance the department’s ability to combat serious commercial crime and corruption. Additional to the afore-mentioned, in 2020/21, the department prioritized the capacitation and operationalization of the Investigating Directorate, established in the Office of the National Director of Public Prosecutions in 2019 to deal specifically with offences or criminal or unlawful activities involving serious, high-profile and complex corruption, including allegations of corruption arising from Commissions of Inquiry. This prioritization will continue in 2021/22. Government will also give precedence to the appointment of members of a new National Anti-Corruption Advisory Council, a cross-sectoral body charged with overseeing the implementation of the NACS, and accountable to Parliament. See “Internal Security – Department of Justice and Constitutional Development” for additional information.

International Relations

South Africa maintains diplomatic relations with 123 countries. South African representation abroad includes 104 embassies, 16 consulates, 97, honorary consulates, 2 liaison offices, 68 non-resident accreditations and 12 representations in international organizations. South Africa hosts 123 embassies, 53 consulates, 79 honorary consulates, 1 liaison office, 18 non-resident accreditations and 35 international organizations.

United Nations

South Africa is one of the 51 founding members of the United Nations (UN) in 1945. South Africa has served as a member of the UN Security Council, the UN Human Rights Council and is a member of the UN General Assembly and the Economic and Social Council of the United Nations.

African Union (AU)

The Organization of African Unity (OAU) was established on May 25, 1963 in Addis Ababa, Ethiopia with the signing of the OAU Charter by representatives of 32 governments. South Africa joined the AOU in 1994, becoming the 53rd member of the continental body. In July 2000, the AOU was revitalized and the Constitutive Act of the African Union (the Act) opened for signatures, South Africa’s Parliament ratified the Act in February 2001 and ascended to membership of the AU and some of the AU bodies as articulated in the Act. South Africa has served as the chair of the AU Commission and as chair of the Union.

International Monetary Fund (IMF)

South Africa is a founding member of the IMF and is one of 40 participants that have ratified the IMF’s expanded and amended New Arrangements to Borrow (NAB). South Africa committed a maximum of 340 million Special Drawing Rights (SDRs) to NAB during the five-year period from 2012 to 2017 and was called upon to lend a total of 90.2 million SDRs (R1.4 billion). South Africa has renewed its membership as a participant in the NAB for the five-year period from 2017 to 2022 and has renewed its commitment of 340 million SDRs. As of September 24, 2021, South Africa’s quota at the IMF was 0.68 billion SDRs.

South Africa is one of the 35 participants with commitments to the IMF’s 2012 Bilateral Borrowing Agreements (BBAs). South Africa committed US$2 billion to the 2012 BBAs. In October 2017, South Africa migrated to the IMF’s 2016 BBAs, to which it again committed US$2 billion (2.8 billion SDRs).

South Africa also contributes funds to the Poverty Reduction and Growth Trust (PGRT), the IMF’s instrument for financial support to low-income countries (LICs).

World Bank

South Africa is a founding member of the World Bank Group, which comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the International Finance Corporation (IFC) and the Multilateral Investment Guarantee Agency (MIGA).

General Agreement on Tariffs and Trade

South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement that established the World Trade Organization (WTO) in 1994. It is also part of the generalized system of preferences of Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States.

South Africa is party to the Economic Partnership Agreement with the European Union, the Southern Africa Customs Union, the Southern African Development Community, the African Continental Free Trade Area, the

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Trade, Development and Cooperation Agreement; the EFTA-SACU Free Trade Agreement, the Southern Common Market (Mercosur) PTA and the Trade and Investment Framework Agreement.

Organization for Economic Cooperation and Development

South Africa enjoys a strong partnership with the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs and committees. South Africa is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and part of the Mutual Acceptance of Data system and has played a key role in the establishment of the African Tax Administrators Forum.

Group of 20 (G20)

South Africa is a member of the Group of 20 and is also a member of the Financial Stability Board (FSB), a structure responsible for setting standards and monitoring the progress of financial regulation globally.

BRICS

South Africa became a member of BRICS in 2010 and has participated in all subsequent Leaders Summits. BRICS is a group composed of five major emerging market economies; namely, Brazil, Russia, India, China and South Africa.

New Development Bank

During the sixth BRICS Summit, which took place in Fortaleza on July 15, 2014, leaders of the BRICS countries signed the Agreement Establishing the New Development Bank (NDB), thus making South Africa a founding member of the bank, with equal shareholding among all founding members.

Commonwealth

In 1994, South Africa re-joined the Commonwealth. South Africa’s participation is limited to promoting economic, social and cultural cooperation and enhancing democracy through the Commonwealth Heads of States and Ministers’ meetings.

African Continental Free Trade Agreement (AfCFTA)

South Africa is a signatory to and a member of the AfCFTA, which came into force on May 30, 2019. The AfCFTA aims to promote the economic integration of Africa’s small and fragmented markets to create a single continental market for goods and services with the free movement of people and capital. The AfCFTA will bring together 55 members of the African Union, representing a population of more than 1.2 billion people and a combined gross domestic product of over US$3.4 trillion.

African Development Bank

South Africa is a member of the African Development Bank Group, which comprises the African Development Bank (AfDB), the African Development Fund (ADF) and the Nigeria Trust Fund (NTF). The AfDB was founded following an agreement signed by member states on August 14, 1963, in Khartoum, Sudan, and became effective on September 10, 1964. South Africa joined the AfDB in 1995 and has been contributing to the ADF since 1996. South Africa is the fourth largest shareholder of the AfDB and actively makes contributions to the ADF.

Public Health

South Africa has a well-established health sector which comprised approximately 11% of GDP (including private sector expenditure) in the 2020/21. This percentage was higher than in most years, as a result of the temporary budget additions to the sector to fight the COVID-19 pandemic and the GDP contraction in this year. There are over 4,000 public health facilities, including approximately 400 hospitals throughout the Republic. Public health spending was approximately R262.7 billion in the 2020/21 fiscal year (including the school nutrition program and training of medical professionals), slightly less than private health spending which was approximately R266.2 billion.

Over the past decade several achievements have been realized in the health sector, including among others, improved life expectancy and reduction in child and maternal mortality. Life expectancy has increased from an estimated 55.4 years to 64.7 years between 2009 and 2019, but declined slightly to 62 years in 2021 due to the COVID-19 pandemic. The under-five mortality rate declined from 79 to 30.8 per 1000 live births between 2002 and 2021 and the infant mortality rate has declined from 55.9 to 24.1 over the same period. Contributing to this is

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increased access to anti-retroviral treatment through universal test and treat, new child vaccines (rotavirus and pneumococcal) and an effective prevention of mother-to-child HIV transmission which had been reduced to below 1%.

COVID-19 Impact and Response

In December 2019, the emergence of a new strain of the COVID-19 was reported in Wuhan, Hubei Province, China that has subsequently spread throughout the world, including South Africa. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency of international concern and on March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 outbreak is currently having a significant short-term adverse impact on the global economy, including sharp reductions in GDP and financial markets, but the medium and longer-term implications are difficult to predict. In South Africa, the COVID-19 outbreak has had an adverse impact across various sectors of the economy including the financial markets, which have experienced significant sell-offs in equities, bonds and exchange rates following developments related to the outbreak and recent ratings actions. See “ – Recent Ratings Developments” below.

To prevent the spread of COVID-19, on March 15, 2020, South Africa imposed travel restrictions, closed educational institutions and prohibited gatherings of more than 100 persons, among other restrictions. On March 23, 2020, President Cyril Ramaphosa announced a nation-wide 21-day lockdown, which commenced on March 27, 2020, as well as more comprehensive travel restrictions and mandatory self-quarantining measures. Essential services such as health services, grocery stores, pharmacies, laboratories, emergency personnel and security services are exempt from the lockdown and continue to operate. From April 29, 2020, South Africa gradually started easing the restrictions and has since then alternated between different levels of lockdown restrictions (on a 1-5 scale where level 5 is the most severe and level 1 is the least severe restriction). As at February 3, 2022, the country was on adjusted level 1, with most of the restrictions removed.

The Government has implemented a number of interventions to support South Africa's economy and mitigate the economic impact of COVID-19. These measures include support for businesses through an expansion of the Employment Tax Incentive, an extension for certain businesses' pay-as-you-earn tax payments and the allocation of additional funding for certain SMEs and firms producing essential goods, as well as support for workers and individuals through the creation of a special COVID-19 Temporary Employer/Employee Relief Scheme. In addition, on March 19, 2020, the SARB announced a reduction in the repo rate of 100 basis points, from a level of 6.25% to 5.25%. The SARB has also announced a set of interventions to stabilize financial markets and ensure sufficient liquidity in money markets, including additional liquidity provision both overnight and on a term basis to clearing banks, an increase in the penalty for placing funds back with the SARB at end of day square-off, and the purchases of government bonds in the secondary market. In addition, the Prudential Authority has announced certain regulatory measures to provide temporary liquidity relief to banks, controlling companies of such banks and branches of foreign institutions.

As at February 2022, South Africa has experienced four significant waves of COVID-19 infections, with 3.6 million confirmed cases, 95,000 confirmed deaths and close to 300,000 excess deaths between May 3, 2020 and January 22, 2022 as estimated by the South African Medical Research Council.

The public vaccination program is facilitating a reopening of the economy. As at February 2, 2022, 18.6 million adults (46.7% of the adult population) had received at least one dose and 16.5 million (41.5% of the adult population) were fully vaccinated. Coverage is higher in the elderly (60+years) segments of the population and lower amongst young people. In total, over 30 million doses have been administered and the daily vaccinations was approximately 75,000 doses per day on average (excluding weekends) since their roll-out in May 2021.

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Figure 1 – COVID-19 Vaccination Progress in South Africa since Program Inception in 2021 through January 2022

Daily vaccinations
350,000
300,000
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200,000
150,000
100,000
50,000
0
Daily vaccinations
17-Feb
17-Mar
17-Apr
17-May
17-Jun
17-Jul
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17-Sep
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17-Dec
17-Jan
Daily vaccinations
7-day average excl. weekends
7-day average incl. weekends

HIV, AIDS and TB

Stats SA estimates the average life expectancy in South Africa for females to be 64.6 years, and 59.3 years for males. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread and the morbidity and mortality of the disease.

•	The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This, along with the treatment and prevention of TB, is part of a multi-pronged strategy to improve public health services that also includes hospital revitalization, increasing the number of health professionals in the public sector, the introduction of new generation child vaccines, and improved infectious and non-communicable disease control programs.
•	A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. The National Strategic Plan for HIV, TB and STIs 2017-2022 (launched on March 31, 2017, by then Deputy President Cyril Ramaphosa) aims to build on achievements made in HIV, TB and STI prevention, treatment and care and address social and structural barriers that increase vulnerability to HIV, TB and STI infection and increase protection of human rights. Some of the key objectives of this plan include:
o	reducing new HIV infections from 270,000 to less than 100,000 per year;
o	reducing new TB infections from 450,000 to less than 315,000 per year; and
o	reaching the 90–90–90 targets by 2020, whereby 90% of people living with HIV know their HIV status (an estimated 93% was achieved in March 2021), 90% of people who know their HIV positive status are accessing treatment (71% achieved in March 2021) and 90% of people on treatment have suppressed viral loads (88% achieved in March 2021).

Spending on HIV and AIDS has grown rapidly to approximately R48 billion per annum (including foreign donor contributions) in 2020/21, of which R24 billion came from the HIV and AIDS conditional grant to provincial departments of health. There is evidence that access to ART treatment has extended the lifespan of many South Africans. According to StatSA’s 2021 mid-year population estimates, the number of people living with HIV has increased over the past decade from 5.2 million in 2009 to 8.2 million in 2021, while the number of HIV related deaths has been on a constant decline from 202,218 to 85,154 over the same period.

Quality of care

Although health outcomes in the country are improving, the public health sector nevertheless faces many challenges and the quality of care provided in public health facilities is often regarded as inadequate. Increased focus has been placed on improving the quality of the public health sector through the establishment of Office of Health Standards and Compliance (OHSC). OHSC is mandated to monitor and enforce compliance with health establishments with norms and standards prescribed by the Minister of Health. The Office is also mandated to

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consider and investigate complaints relating to the quality of the public sector. Initiatives such as the Ideal Clinic program and the recently announced National Quality Health Improvement Plan aim to raise the standard of primary healthcare facilities and hospitals in the country, and address gaps identified by OHSC.

National Health Insurance (NHI)

NHI is the South African government’s chosen path towards achieving universal health coverage, equitable access and improved quality of health care for all. Substantial changes are envisaged in both the public and private health sectors, particularly in terms of the way these are financed. Key to this reform is establishing an NHI Fund, which will pool funding for healthcare and purchase services from both public and private providers on behalf of the entire population. In 2019, the NHI Bill was introduced to Parliament, and still remains with Parliament, to establish the legal foundation of the NHI Fund. Parliament’s Portfolio Committee on Health has received a significant amount of comments as part of its public consultation and is also conducting hearings in all nine provinces. Reforms can be expected in the enactment of the NHI.

Due to the COVID-19 pandemic and related government response efforts, spending on NHI grants has been low as funds have been appropriated towards other grants such as for the employment of medical interns. In 2022/23, the Department of Health will focus on piloting strategic purchasing at the sub-district level through contracting units for primary care.

Internal Security

South African Police Service (SAPS)

Amid capacity and budget challenges, the South African Police Service (SAPS) continues to prioritize improving community safety and combatting contact crimes such as crimes against women and children using its workforce of more than 175,000 officials. This includes frontline police officers such as constables, emergency response teams such as public order policing units, detectives, forensic analysts, K-9 Units and scientists, among others. These officials work to prevent, investigate and solve the most complicated and sophisticated criminal cases.

The department is strengthening its efforts to fight serious and priority crime such as corruption. To this end, the Directorate for Priority Crime Investigation (DPCI) within SAPS was allocated additional funding over the 2020 Medium Term Expenditure Framework (MTEF) period to improve its investigative capacity. Accordingly, as at the end of 2020/21, the DPCI had a total staff complement of 2,514 personnel. This number is expected to increase to over 3,000 over the medium term as the Directorate appoints more investigators. In 2020/21, the percentage of trial ready case dockets for serious corruption in the public and private sectors was 72.34% (68 from a total of 94) and 78.48% (124 from a total of 158), respectively. Over the same period, 103 out of 120 or 85.83% of cyber-related crime investigative support case files were investigated, of which 65% (or 67 from a total of 103) were successfully investigated by the DPCI within 90 calendar days.

Given the context of increased violent crimes such as gender-based violence and femicide in South Africa, the SAPS is implementing initiatives to enhance its forensic services capacity. The implementation of the Criminal Law (Forensic Procedures) Amendment Bill, 2021 is critical in this regard. The Bill is being introduced as an amendment to the Criminal Law (Forensic Procedures) Amendment Act, 2013 (Act No. 37 of 2013). This Act provides for the taking of buccal samples from all persons who have been convicted of a sentence of imprisonment in respect of any offence listed in Schedule 8 of the Criminal Procedure Act, 1977 (Act No. 51 of 1977), within a period of two years from the date of commencement of the Act. Following the enactment of the Act, challenges were encountered with regard to the taking of buccal samples from convicted Schedule 8 offenders, with some offenders refusing to submit to the taking of their buccal samples or to take it themselves on the account that this is an infringement of their human rights. This situation was worsened by the fact that the Act does not provide for a mechanism to enforce compliance with the requirement to submit to the taking of a buccal sample by convicted Schedule 8 offenders. Over the medium term, the department will implement the Criminal Law (Forensic Procedures) Amendment Bill, 2021 (once enacted into law) to ensure that Schedule 8 offenders are not being released without being sampled as this has far reaching consequences such as failure to link offenders to unsolved crimes or to crimes which they might commit in future.

The department is also prioritizing the thorough and responsive investigation of crime to foster a feeling of safety in communities. This is further accompanied by intensified efforts to increase police visibility in communities. During the 2020/21 financial year, the department initiated a pilot of its Safer Cities Framework in 10 cities. The Framework entails a multidisciplinary approach towards fighting crime and includes collaboration between SAPS and its key stakeholders to ensure that cities are safer and more secure. Over the same period, the percentage reduction in outstanding case dockets related to contact crimes older than 3 years amounted to 46.2% against an annual target of 14.7%. The improved performance in this regard was due to enhanced efforts by the department

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to utilize its ICT systems such as the Persons Identification and Verification Application (PIVA) System to better profile suspects. The department also enhanced the implementation of its monitoring systems at divisional level to achieve reduced levels of contact crime. Moreover, to improve police visibility in communities, the Community-in-Blue protocol was developed for implementation in all nine provinces and over eight thousand patrollers were recruited, nationally. The goal is to intensify efforts to improve community policing, focusing on the mobilization of the Community-in-Blue initiatives, in order to improve visibility, particularly in high crime areas.

Department of Justice and Constitutional Development

The Department of Justice and Constitutional Development continues to play a crucial role in the fight against fraud and corruption, particularly through its implementation of the National Anti-Corruption Strategy (NACS). Part of its responsibility in this regard is to ensure the effective and optimal functioning of Specialized Commercial Crime Courts (SCCCs). A total of six new SCCCs were established in 2020/21 in the provinces of Limpopo (3), Mpumalanga (1), North West (1) and Northern Cape (1). Every province now has SCCCs. These courts enhance the department’s ability to combat serious commercial crime and corruption. Additional to the afore-mentioned, in 2020/21, the department prioritized the capacitation and operationalization of the Investigating Directorate, established in the Office of the National Director of Public Prosecutions in 2019 to deal specifically with offences or criminal or unlawful activities involving serious, high profile and complex corruption, including allegations of corruption arising from the Commissions of Inquiry. This prioritization will continue throughout the 2021/22 fiscal year. Government will also give precedence to the appointment of members of a new National Anti-Corruption Advisory Council, a cross-sectoral body charged with overseeing the implementation of the NACS, and accountable to Parliament.

In March 2020, Cabinet approved the National Strategic Plan (NSP) on gender-based violence and femicide (GBVF) which sets out roles, responsibilities and actions for government and civil society to speedily address this scourge. Pillar 3 of the NSP inter alia requires the department (Justice and Constitutional Development), South African Police Service, and the NPA to reduce backlog cases related to GBVF, which includes cases of domestic violence. Three Bills, namely, the Criminal Law (Sexual Offences and Related Matters) Amendment Act Amendment Bill, 2020, the Criminal and Related Matters Amendment Bill, 2020, and the Domestic Violence Amendment Bill, 2020 were introduced in Parliament in 2020/21 to deal with issues relating to GBVF. With regards to convictions, in the year ended March 31, 2021, the NPA achieved a conviction rate of 75.8% (against a target of 70%) in sexual offence cases, up from 75.2% in the year ended March 31, 2020.

Priority was also given in 2020/21 to creating capacity in the Information Regulator, responsible for the promotion and protection of the right to privacy as it relates to personal information and the right of access to information, as enshrined in the Protection of Personal Information Act (2013) and Promotion of Access to Information Act (2000). The additional capacity will enable the Information Regulator to effectively discharge its legislative mandate, i.e. the regulation of access to information and protection against unauthorized dissemination of personal information.

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The South African Economy

Overview

South Africa has the second largest economy in Sub-Saharan Africa in terms of total GDP, accounting for approximately 20% of the aggregate GDP of Sub-Saharan Africa as of 2020 according to World Bank Data. However, South Africa continues to confront a challenging domestic and international economic environment. Following the financial crisis, which induced a 1.5% contraction in real GDP growth in 2009, real GDP growth rebounded to rates above 3% in 2010 and 2011. Growth subsequently declined to 1.4% in 2014, 1.3% in 2015, 0.7% in 2016 and 1.2% in 2017 as a result of lower commodity prices, higher borrowing costs, diminished business and consumer confidence, and drought. The economy fell into technical recession in the first half of 2018, as a result of production losses in the agriculture and mining sectors, while investment growth remained subdued and imports accelerated. Growth rebounded in the second half of 2018, primarily driven by a recovery in the manufacturing, transport, finance and business services sectors, which resulted in real GDP growth of 1.5% in 2018. In 2019, real GDP growth slowed to 0.1%, partly as a result of electricity supply failures. The impact of the COVID-19 pandemic and its mitigating measures induced a notable 6.4% contraction in real GDP in 2020. Weak growth has contributed to a record unemployment rate of 34.9% as of the third quarter of 2021. Economic growth projections in the 2022 Budget estimate a solid rebound in growth to 4.8% in 2021, before settling at 1.7% by 2024. Electricity shortages are expected to constrain the economy over the medium term.

In spite of the economic downturn in recent years, South Africa has maintained a stable and transparent macroeconomic framework, a well-developed financial sector, and resilient institutions, all of which have underpinned long-term economic stability.

South Africa has a robust regulatory environment, openness to trade, a floating exchange rate, a credible inflation-targeting regime and sound institutions, strong investor protection and an independent judiciary, which maintains the rule of law.

South Africa is resource rich. It is the world’s largest producer of platinum and chromium and holds the world’s largest known reserves of manganese, platinum group metals, chromium, vanadium and alumino-silicates. The economy includes a sophisticated finance, wholesale and retail trade, logistics, catering and accommodation sectors, as well as a developed manufacturing sector. Financial markets are liquid and both equities and government bonds are actively traded by domestic and international investors.

The World Economic Forum Global Competitiveness Report ranks South Africa as the second most competitive country in sub-Saharan Africa. Having lost competitiveness in 2018 due to changes in the political landscape, South Africa gained momentum in 2019, improving to 60th out of 140 countries, up from 67th in 2018. South Africa continues to rank favorably for financial market development, large market size and good infrastructure, with one of the most advanced transport infrastructure in the region. South Africa has a sophisticated banking sector with a major footprint in Africa. It is the continent’s financial hub, with the Johannesburg Stock Exchange (JSE) as Africa’s largest stock exchange by market capitalization.

With the most developed industrial and financial capabilities on the African continent, South Africa plays an important role in regional policies, markets, finance and infrastructure, and has an attractive position as the gateway into Africa. Outwardly oriented South African companies are among the largest sources of foreign direct investment (FDI) in Africa and the country’s development finance institutions are playing an increasing role in the funding of regional infrastructure investments. According to the United Nations Conference on Trade and Development’s (UNCTAD) World Investment Report, outward FDI by South African firms had increased by 64% to US$7.5 billion in 2017 as retailers expanded to Namibia and one of South Africa’s largest banks opened additional branches across the continent. However, the COVID-19 pandemic triggered health and economic challenges which have affected FDI inflows globally. FDI inflows to South Africa decreased by 39% to US$3.1 billion in 2020 and outwards investments from South Africa were negative (-US$2.0 billion) as South African multinational enterprises repatriated capital from foreign countries.

South Africa has been strongly adversely affected by the effects of the COVID-19 outbreak. While the sharp contraction in GDP is not forecast to persist, any subsequent declines in global GDP growth or prolonged disruption of financial markets may impede a growth recovery in South Africa, particularly if South Africa suffers repeated large outbreaks or is required to re-impose substantial restrictions.

Income Inequality; Labor and Employment

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Due to the infectiousness and severity of the disease, the government responded with a number of measures aimed at controlling the pandemic, the main being a nationwide lockdown. This resulted in income loss for individuals and

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firms, with vulnerable populations such as low earners and those in informal and precarious employment, most affected through job losses and resultant income loss. The loss of income impeded access to healthcare and food. According to the National Income Dynamics Study – Coronavirus Rapid Mobile Survey (NIDS-CRAM) wave 1-5 reports, in April 2020, a month after the first national lockdown commenced 47% of households ran out of money to buy food, compared 21% prior lockdown. In June 2020, there was a decline from 47% to 38% in the number of households who ran out of food mainly due to the introduction of the COVID-19 Social Relief of Distress Grant (SRD) as well Child Support Grant (CSG) top ups which occurred from May 2020.

On April 21, 2020 the government announced a set of social assistance measures aimed at delivering relief to those households in need of social assistance. These included, an increase to the CSG of R300 for one month, followed by an increase of R500 per month for caregivers from June to October 2020, an increase to all other social grants such as the Old Age Pension (OAP) and the Disability Grant of R250 per month until October 2020 and the introduction of the SRD grant of R350 per month, introduced for people who are unemployed and not receiving any other grant or Unemployment Insurance Fund support. In October 2020, grant top ups came to an end and the proportion of households without money to buy food stood at 41%, 39% and 35% in October 2020, January 2021 and March 2021 respectively. Positively on July 25, 2021, the President announced the reinstatement of SRD and further expanded this grant to unemployed caregivers as well.

In addition to support to households in the form of the grant payments, unemployment insurance benefits administered through the contribution-based Unemployment Insurance Fund (UIF) were provided to support workers and firms, reducing the likelihood of retrenchments. The spending on the COVID-19 Temporary Employer/Employee Relief Scheme (TERS) comes to R73.6 billion in 2021/22. As of January 2021, the UIF had paid R57.3 billion to 13.9 million workers. Further to this, the Disaster Management Tax Relief Administration Bill had expanded Employment Tax Incentive (ETI) benefits for the period of April 1, 2020 to July 31, 2020. ETI is an incentive-based tool that assists with reducing youth unemployment by encouraging employers to hire youth aged 18-29 years. On June 25, 2021, the ETI was expanded for a period of four months to include any employee earning below R6,500 and an increase of up to R750 monthly was allowed. The government similarly extended the COVID-19 TERS.

Before the onset of the COVID-19 pandemic, 20.6% of the population was living below the food poverty line, but given the social relief interventions put in place, which were mainly enforced to prevent the deepening of food poverty, the population below the food poverty line was reduced to 18.8%. The social relief measures played a significant role in improving the proportion of food poverty, and the Government believes that without state support the food poverty line would have increased to 32.1%.

However, economic inequality remains high even after progressive fiscal policy, due in large part to high unemployment and weak economic growth. NIDS-CRAM research indicates African (relative to white), per capita household income and household experience of hunger significantly predicted income-related health inequalities in the COVID-19 era. The Gini coefficient is a measure of economic inequality where 0 indicates no inequality and 1 absolute inequality. South Africa’s national Gini coefficient was 0.65 between 2009 and 2015, among the highest in the world. However, since the COVID-19 pandemic, the Gini coefficient improved to 0.61, driven by COVID-19 social relief interventions. If not for state support, it is estimated that the Gini coefficient would have increased to 0.67.

The trend of rising unemployment is a pressing concern for South Africa and remains an obstacle to poverty and inequality reduction. COVID-19 cost the economy about 2.2 million jobs, most of which occurred among the low-skilled and low earners. Even before the pandemic struck unemployment was rising. Since 2010, the unemployment rate has risen from 25.1% to 29.1% in the fourth quarter of 2019 that preceded the COVID-19 pandemic, worsening to 34.9% as of September 2021 and is now at the highest level in over a decade. Although the number of employed people has been growing before the strike of COVID-19, such growth has not been fast enough to absorb the expanding labor force. However, since the onset of COVID-19, the number of employed people declined. With 14.3 million people now in employment, only 36% of the adult population (ages 15 to 64) is employed, either in the formal or informal sector. Most of those without work have been without a job for more than a year. The proportion of those in long-term unemployment increased from 64.0% in 2010 to 78.5% as of September 2021. Unemployment is even more pronounced amongst the youth. As of September 2021, the unemployment rate for 15-24 year olds was 66.5%. The unemployment rate for those aged 25-34 (43.8%) is more than double that for those aged of the 45-54 (21.9%).

Patterns of unemployment reflect the legacy effects of the apartheid system on income, settlements and education. As of September 30, 2021, black females are the most vulnerable to unemployment, with an unemployment rate of 41.5%. The unemployment rate for black males, by contrast, is 36.3%. The impact of slowing economic growth on employment has been particularly large for vulnerable groups. Unemployment is higher for the less educated, women and individuals from more rural provinces.

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Reigniting job-enabling growth remains fundamental to the Government’s job creating efforts. In the 2022 Budget, the National Treasury expects real GDP growth to grow to 2.1% and 1.6% in 2022 and 2023 respectively, while SARB (as of December 31, 2021) expects growth to be 1.7% in 2022 and 1.8% in 2023, and the January 2022 IMF WEO further forecasted growth of 1.9% in 2022. These forecasts reflect the expected recovery after the COVID-19 pandemic, which had led to an enormous shrinking of GDP in 2020 and the July unrest that took place in Gauteng and KwaZulu-Natal and affected mainly the road freight transport into and out of KwaZulu-Natal as well as retail activities.

Gross Domestic Product (GDP)

In 2021, Stats SA finalized a comprehensive rebasing exercise of its national accounts. For further details, see “—Effects of GDP rebasing on fiscal and debt ratios” below.

	As of and for the year ended December 31,					As of and for the three-month period ended September 30,
	2016	2017	2018	2019	2020	2021(1)
Nominal GDP (millions of Rand) at market prices	4,759,555	5,078,190	5,357,640	5,605,034	5,521,075	6,124,329
Real GDP (millions of Rand) at 2015 prices	4,450,171	4,501,702	4,568,670	4,573,835	4,279,647	4,475,878
Real GDP growth (percentages)	0.7	1.2	1.5	0.1	(6.4)	5.8
Population (million)	55.9	56.5	57.7	58.8	59.6	60.1
Per capita GDP (nominal)	85,144	89,879	92,853	95,324	92,635	101,902
Per capita GDP (real)	79,609	79,676	79,180	77,786	71,806	74,474

_________________

Note:

(1)       Estimate based on the three months ended September 30, 2021, seasonally adjusted and annualized.

Sources: SARB and Stats SA

The first half of 2021 saw favorable base effects from the COVID-19 pandemic and related measures including real GDP growth of 5.8%. However, in the third quarter of 2021, year-on-year GDP growth slowed significantly to 2.9% from 19.1% in the previous quarter following the re-imposition of tighter COVID-19 lockdown restrictions to combat the third wave of the pandemic as well as the effects of civil unrest in July 2021. On a quarter-on-quarter basis, real GDP in the third quarter of 2021 fell 1.5% following 1.1% growth in the preceding quarter. While all sectors of the economy contributed negatively to quarterly growth, the largest negative contributors to growth in GDP in the third quarter stemmed from agriculture, manufacturing and trade. Following a weaker-than-expected third quarter, economic growth for 2021 has been revised down to 4.8%, compared with 5.1% estimated at the time of the 2021 Medium Term Budget Policy Statement.

The primary sector fell by 1.6% year-on-year in the third quarter of 2021, weighed down in particular by falling year-on-year mining production. The agricultural sector is expected to shake off transitory third quarter weakness for the final quarter of 2021, but with year-to-date growth of 3.3% in the first three quarters of 2021, the sector is unlikely to match the strong 13.4% growth of 2020.

Year-on-year growth in mining sector in the third quarter of 2021 fell by 0.9%, undermined by logistical challenges due to social unrest. Lingering domestic factors such as regulatory uncertainty, uneven electricity supply, high input costs, and sub-optimal investment continue to cast a cloud over the sector’s performance.

The real gross value added by the secondary sector contracted by 0.1% in the third quarter of 2021. The decline in the sector is due to year-on-year contractions in the manufacturing sector. Disruptions in production and logistics amid social unrest contributed to an annual decline in the manufacturing sector of 0.5% in the third quarter of 2021.

Despite posting small annual growth of 1.2% in the third quarter of 2021, the construction sector remains severely impacted by the economic fallout of the COVID-19 pandemic that compounded four consecutive years of contractions. Real gross value added by the utilities sector inched 0.9% higher year-on-year in the third quarter of 2021. Electricity production has been hampered by poor plant performance, both as a result of challenges with the new build program and unplanned outages at older generation plants, as well as broad operational challenges at state electricity provider Eskom SOC Limited (Eskom).

Annual growth in the tertiary sector slowed significantly from 13.5% in the second quarter of 2021 to 3.9% in the third quarter of 2021. The trade, transport and finance sectors recorded double-digit decelerations in growth, with operations strongly impacted by the civil unrest.

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On the expenditure side, growth in real expenditure on GDP slowed to 3.0% year-on-year in the third quarter of 2021 following strong growth of 18.4% year-on-year in the preceding quarter. Despite favorable base effects, household spending growth slowed significantly to 2.6% year-on-year from 23.4% in the previous quarter. Real consumption expenditure by the government grew 0.3% in the third quarter of 2021, the first positive year-on-year growth of 2021, as government worked to counter the worst macroeconomic effects of the pandemic.

In line with a weak construction sector and heightened socio-economic uncertainty, gross fixed capital formation showed a 3.3% year-on-year growth in the third quarter of 2021. While growth in investment by public corporations showed some resilience, annual growth in private sector investment slowed sharply, while investment by general government continued to contract. Business confidence remains severely weak, with the Rand Merchant Bank/Bureau of Economic Research (RMB/BER) Business Confidence Index losing ground to fall 7 index points to 43 in the third quarter of 2021, weighed by the resurgence in COVID-19 infections and civil unrest, remaining at this level in the final quarter of 2021. Continued weakness in investment and productivity growth have reduced potential GDP growth to an estimated range of between 1.0% and 1.4% in 2019, from 3% at the start of the previous decade.

Overall, net exports contributed negatively to year-on-year GDP growth in the third quarter of 2021, following a sharp deceleration in export growth and high import growth. Real growth in imports came in at 14.5% year-on-year in the third quarter of 2021, while export growth slowed significantly to 3.7% year-on-year in the third quarter of 2021 from 42.5% in the preceding quarter, with unrest hindering the operations of key ports.

Overall, household consumption expenditure is forecast to have rebounded strongly in 2021 by 6% after contracting by 6.5% in 2020 due to the impact and uncertainty of the pandemic, weaker sentiment and the slow recovery in the labor market. Over the medium term, growth in household spending is expected to taper off to average around 2.0% between 2022 and 2024. Household spending is to be supported by a projected recovery in consumer confidence and private sector real wage growth as economic activity normalizes. Relatively low borrowing costs, which have been supportive of credit growth, are expected to unwind, albeit modestly.

The strict lockdown measures implemented at the start of the pandemic in South Africa had a detrimental impact on investment, with gross fixed capital formation declining by 14.9% in 2020. For 2021, spending in capital outlays was expected to eke out weak but positive growth of 1.2% from a low base. Investment remains hampered by electricity constraints, low business sentiment, and lackluster capital spending from government. Over the medium term, growth in gross fixed capital formation is expected to average 3.3% between 2022 and 2024. The forecast assumes that the implementation of fiscal consolidation measures, outstanding policy initiatives, investments to alleviate the electricity constraint and a gradual improvement in confidence will boost investment.

The National Treasury assesses domestic risks to the growth outlook to reflect unprecedented levels of uncertainty and are tightly linked to the continued evolution of the pandemic, the rollout of vaccines and persistent domestic structural constraints, particularly with regards to the supply of electricity. External risks stem from possible new mutations of the virus, slow vaccination rates, and a lack of standard policies and the frequent revisions to travel requirements between countries, which could inhibit a sustained rebound in global tourism and travel. Financial stress triggered by elevated debt levels and weak growth also pose downside risks to global growth recovery, which could have a bearing on emerging market countries such as South Africa. On the upside, higher commodity prices and demand for resources fueled by infrastructure led stimulus measures in China and the US, for example, could provide significant revenue windfalls for South Africa in the near term.

	As of and for the year ended December 31,					As of and for the three-month period ended September 30,
	2016	2017	2018	2019	2020	2021(3)
Rand (million)
Real GDP at 2015 prices	4,450,171	4,501,702	4,568,670	4,573,835	4,279,647	4,475,870
Add: Imports of goods and services	1,229,593	1,248,436	1,288,940	1,295,045	1,069,409	875,371
Total supply of goods and services	5,679,764	5,750,138	5,857,610	5,868,880	5,349,056	3,919,836
Less: Exports of goods and services	1,230,155	1,226,794	1,261,252	1,218,262	1,072,674	877,631
Total goods and services available for domestic expenditure	4,449,609	4,523,344	4,596,358	4,650,618	4,276,382	4,446,307
Domestic Expenditure
Final consumption expenditure by households	2,834,426	2,883,014	2,952,364	2,983,562	2,789,996	2,899,175
Final consumption expenditure by general government(1)	856,222	853,842	861,977	885,488	896,896	897,608

	As of and for the year ended December 31,					As of and for the three-month period ended September 30,
	2016	2017	2018	2019	2020	2021(3)
Total final consumption expenditure(1)	3,690,648	3,736,856	3,814,341	3,869,050	3,686,892	3,796,783
Gross fixed capital formation	754,659	777,120	771,707	768,558	578,490	632,521
Change in inventories	(26,099)	12,237	20321	35,297	(45,582)	(915)
Residual item(2)	4302	9367	10308	13,009	11,000	17,918
Total gross domestic expenditure	4,449,609	4,523,343	4,596,357	4,650,617	4,276,382	4,446,307
Real GDP (at 2015 prices)	4,450,171	4,501,702	4,568,670	4,573,835	4,279,647	4,446,782

_________________

Notes:

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.
(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(3)	For the three months ended September 30, 2021, seasonally adjusted and annualized.

Source: SARB and Stats SA.

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Effects of GDP rebasing on fiscal and debt ratios

To ensure the accuracy, reliability and relevance of GDP estimates, Statistics South Africa periodically updates the base year and reconsiders the benchmarks and methodology used for the national accounts. In August 2021, Stats SA published updated estimates of GDP as a result of a comprehensive project to benchmark and rebase the statistics. This is aligned with international best practice to periodically review and update the estimates of the size, structure and performance of the economy. During this process, StatsSA included new sources of information, improved the compilation methodology, reviewed and refined the classification of economic activities, and updated the reference year from 2010 to 2015. This technical exercise raised nominal GDP in level terms, which mechanically improved deficit and debt ratios to GDP even though actual revenue, expenditure and debt stock have not changed. On average, nominal GDP increased by R489.8 billion between 2016/17 and 2020/21. Revenue and expenditure as a share of GDP both fell as they remained unchanged while nominal GDP increased, resulting in improved fiscal balances, as reflected in the table below. This improvement led to a decline in the debt-to-GDP ratio, from 78.8% to 70.7% in 2020/21. The rebasing of GDP improved the debt-to-GDP ratio by an average of 5.6% of GDP per year over the past five years. The main budget deficit also narrowed by an average of 0.6% of GDP per year over the same period, with an improvement from 11% of GDP to 9.9% of GDP in 2020/21.

The following table illustrates the outcomes applied to GDP before and after re-basing.

		2016/17	2017/18	2018/19	2019/20	2020/21	5-year average change
		Medium-term estimates
Percentage of GDP
Gross Tax revenue	Before rebasing	25.9	25.9	26.2	26.3	25.0
	After rebasing	23.7	23.7	23.8	23.8	22.5
	Difference	(2.2)	(2.2)	(2.4)	(2.5)	(2.6)	(2.4)
Main budget revenue	Before rebasing	25.7	25.5	25.9	26.1	24.8
	After rebasing	23.6	23.3	23.5	23.7	22.2
	Difference	(2.2)	(2.2)	(2.4)	(2.5)	(2.5)	(2.3)
Main budget expenditure	Before rebasing	29.5	29.9	30.6	32.8	35.8
	After rebasing	27.0	27.4	27.8	29.7	32.1
	Difference	(2.5)	(2.6)	(2.8)	(3.1)	(3.7)	(2.9)
Budget balance	Before rebasing	(3.8)	(4.4)	(4.7)	(6.7)	(11.0)
	After rebasing	(3.5)	(4.1)	(4.3)	(6.1)	(9.9)
	Difference	0.3	0.4	0.4	0.6	1.1	0.6
Primary Balance	Before rebasing	(0.5	(1.0)	(1.0)	(2.7)	(6.4)
	After rebasing	(0.4)	(0.9)	(0.9)	(2.7)	5.7
	Difference	0.0	(0.1)	0.1	0.3	0.7	0.2
Gross loan debt	Before rebasing	50.5	53.0	56.7	63.3	78.8
	After rebasing	46.2	48.5	51.5	57.4	70.7
	Difference	(4.3)	(4.5)	(5.2)	(5.9)	(8.1)	(5.6)
Nominal GDP (R billion)	Before rebasing	4,419.4	4,698.7	4,924.0	5,152.3	4,995.7
	After rebasing	4,831.2	5,136.8	5,418.3	5,686.7	5,566.2
	Difference	411.8	438.1	494.3	534.3	570.5	489.8

Source: National Treasury.

GDP and Expenditures as percentage of Real GDP (at constant 2015 prices)

	As of and for the year ended December 31,					As of and for the three-month period ended September 30
	2016	2017	2018	2019	2020	2021(3)
Real GDP at market prices	100	100	100	100	100	100
Add: Imports of goods and services	27.6	27.7	28.2	28.3	23.4	25.4
Total supply of goods and services	127.6	127.7	128.2	128.3	116.9	125.4
Less: Exports of goods and services	27.6	27.3	27.6	26.6	23.5	25.4
Total goods and services available for domestic expenditure	100.0	100.5	100.6	101.7	93.5	100.0
Domestic Expenditure
Final consumption expenditure by households	63.7	64.0	64.6	65.2	65.2	65.2
Final consumption expenditure by general government(1)	19.2	19.0	18.9	19.4	21.0	20.2
Total Final consumption expenditure	82.9	83.0	83.5	84.6	86.1	85.4
Gross fixed capital formation	17.0	17.3	16.9	16.8	13.5	14.2
Change in inventories	(0.6)	0.3	0.4	0.8	(1.1)	(0.0)
Residual item(2)	0.1	0.2	0.2	0.3	0.3	0.4
Total gross domestic expenditure	100.0	100.5	100.6	101.7	99.9	100.0

____________________

Notes:

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.
(3)	For the three months ended September 30, 2021, seasonally adjusted and annualized.

Sources: SARB and Stats SA

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Gross Domestic Expenditure (GDE)

Real gross domestic expenditure rose 3.0% year-on-year in the third quarter of 2021, following decelerating growth in household consumption and gross fixed capital formation.

Real household consumption expenditure came in at 2.6% year-on-year in the third quarter of 2021. Household spending was constrained in particular by re-imposed COVID-19 restrictions and civil unrest. After the spike at the onset of the pandemic in the second quarter of 2020, the ratio of household debt to nominal disposable has largely trended sideways around 67%, settling at 67.8% in the third quarter of 2021. Gross household saving as a proportion of GDP improved to 2.8% of GDP in the third quarter of 2021, with the slowdown in nominal consumption expenditure exceeding that of nominal disposable income. Household net worth as a proportion of disposable income continued to pivot around the 370 mark, reaching 375.4% in the third quarter of 2021. Nominal wages per worker rose by 10.1% year-on-year, boosted by artificially low base effects. By comparison, consumer price inflation averaged 4.9% over the same period. Weaker growth in household demand reflected a broad-based deceleration in all sub-components.

Real consumption by the general government grew 0.3% in the third quarter of 2021 amid efforts to mitigate the impacts of the COVID-19 pandemic on lives and livelihoods.

South Africa continues to experience an extended period of weak investment amid low levels of demand and prolonged policy uncertainty. Growth in the largest sub-component of investment, machinery and other equipment, slowed significantly to 2.8% in the third quarter of 2021 following the strong 21.5% rebound in growth in the second quarter of 2021. Investment in transport equipment reverted to its long string of declines, contracting by 2.6% in the third quarter of 2021.

Principal Sectors of the Economy

The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.

Real Gross Value Added by Sector (at constant 2015 prices), Seasonally Adjusted

	For the year ended December 31					For the three-month period ended September 30	Growth percentage contribution
	2016	2017	2018	2019	2020	2021(1)	2021(2)
Agriculture, forestry and fishing	93,672	111,545	11,993	104,992	119,091	112,164	(0.4)
Mining and quarrying	220,141	225,420	223,666	221,217	194,968	214,793	0.0
Manufacturing	555,880	554,833	565,926	559,347	490,399	509,043	(0.5)
Electricity, gas and water	109,947	110,275	111,356	107,276	100,916	104,420	0.0
Construction	155,996	147,076	145,423	141,123	113,123	110,760	0.0
Trade, catering and accommodation	564,281	556,707	564,101	560,610	493,325	508,541	(0.7)
Transport, storage and communication	365,766	369,580	380,269	376,419	318,369	335,001	(0.2)
Finance, insurance, real estate and business services	938,154	961,364	987,772	1,008,373	1,016,585	1,060,483	0.3
General government services	351,165	356,086	361,985	367,610	369,303	370,979	0.0
Personal services	659,643	668,356	668,739	677,488	663,279	699,712	0.1
Gross value added at basic prices	4,014,646	4,061,243	4,121,231	4,124,458	3,879,360	4,025,897	(1.4)

_________________

Note:

(1)       Industry value added in Millions of Rand, (constant 2015 prices, seasonally adjusted) third quarter of 2021.

(2)       Contributions to growth in GDP (constant 2015 prices, seasonally adjusted) third quarter of 2021.

Source: Stats SA.

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Percentage Growth in Real Gross Value Added by Sector (at constant 2015 prices, seasonally adjusted and annualized)

	For the year ended December 31,					As of and for the three-month period ended September 30,
	2016	2017	2018	2019	2020	2021
Agriculture, forestry and fishing	(5.2)	19.1	0.4	(6.3)	13.4	3.3
Mining and quarrying	(3.4)	2.4	(0.8)	(1.1)	(11.9)	13.8
Manufacturing	0.4	(0.2)	2.0	(1.2)	(12.3)	10.8
Electricity, gas and water	(3.6)	0.3	1.0	(3.7)	(5.9)	4.1
Construction	1.4	(5.7)	(1.1)	(3.0)	(19.8)	(1.5)
Trade, catering and accommodation	1.6	(1.3)	1.3	(0.6)	(12.0)	7.3
Transport, storage and communication	1.5	1.0	2.9	(1.0)	(15.4)	5.1
Finance, insurance, real estate and business services	1.8	2.5	2.7	2.1	0.8	4.6
General government services	1.9	1.4	1.7	1.6	0.5	0.5
Personal services	1.2	1.3	0.1	1.3	(2.1)	5.0
Gross value added at basic prices	0.8	1.2	1.5	0.1	(5.9)	5.6

Source: Stats SA.

Finance, Real Estate and Business Services

The finance, real estate, insurance and business services accounted for 22% of GDP in 2020. In the first three quarters of 2021, the finance, insurance, real estate and business services sector recorded a 4.6% expansion relative to the same period in 2020. The contribution towards GDP amounted to 4.8% for the nine months ended September 30, 2021. The increase was evident in monetary intermediation and financial auxiliary services, with banking activity benefiting from a rise in fee and other income. The level of seasonally adjusted real output in the third quarter of 2021 was still 0.1% below the pre-COVID-19 peak in the first quarter of 2020. Employment in all the sectors declined with the exception of the finance sector, which increased by 138,000, up 6.1% in third quarter of 2021 compared to an 11% drop in previous quarter but recorded a 2% decline on a period-on-period basis.

Banks and insurers are well capitalized and have sufficient liquidity buffers. The resilience of the financial sector was largely due to the global reforms following the 2008- 2009 global financial crisis and supported by advanced economies (AE) monetary and fiscal measures. The domestic regulatory relief measures from the Prudential Authority (PA) and Financial Sector Conduct Authority (FSCA) played a significant role in aiding the performance of the sector. The timely and robust policy responses were aimed at dampening the immediate impact of COVID-19, including providing substantial relief to borrowers. The relief measures sought to ease liquidity conditions and support lending. Loan restructuring via regulatory flexibility, aligned with international best practice was a large contributing factor to avoid large liquidations.

However, the PA announced the withdrawal of the relief measures in 2021. The temporary relief measure related to the liquidity coverage ratio (LCR) implemented with effect from April 1, 2020 has been withdrawn. The PA issued Directive 1 of 2020 to amend the minimum requirements relating to the LCR to provide temporary liquidity relief to banks. Financial markets have since largely normalized, and banks currently have healthy liquidity as a result of increased deposits. The new minimum LCR requirement is now at 90% from 80% in 2020, has returned to 100% in April 1, 2021. Secondly, the temporary treatment of restructured credit exposures due to the COVID-19 pandemic has also been withdrawn. These measures were intended to provide temporary relief to enable banks to continue to extend credit to the real economy during this period of financial stress without the need for higher capital requirements. Since the onset of the pandemic, the significant tapering down of the number and value of COVID-19 related restructures provides clear data-driven evidence that the demand for relief in terms of COVID-19 related restructuring is substantially lower than during 2020.

Household debt increased at a slower pace in the third quarter of 2021, consistent with the modest decrease in nominal spending. Consequently, the ratio of household debt to nominal disposable income increased marginally to 67.8% in the third quarter of 2021, from 66.7% in the second quarter. Households’ net wealth increased further in the third quarter of 2021, as the increase in total assets outweighed that in total liabilities. Household assets increased despite the 3.0% decline in the FTSE/JSE All-Share Index (Alsi) in the third quarter – marking the worst quarterly performance since the first quarter of 2020. Domestic share prices were largely affected by negative

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global economic factors and mirrored the decline in share prices on international stock markets. The recovery in employment continues to lag the economic recovery measured as measure of bankruptcies and stock prices. The social impact of the COVID-19 remains unevenly distributed with the aggregate numbers hiding the impact on more socially vulnerable segments of the population. This may result in pockets of stress in the future.

The financial system weathered the shock of COVID-19, but risks continue to loom amidst a weak macroeconomic outlook. Corporate and household credit remains steady, while government borrowing through increased bond issuance has increased. There is a risk of debt overhang arising from the substantial support that the sector provided to corporates and households as a result of the COVID-19 pandemic. Increasing corporate bankruptcies and lower employment numbers (especially for the socially vulnerable individuals) continue to put downward pressure on insurance premiums, reserves, pension contributions and bank profitability, however recent higher interest rates could improve bank profits. The exposure of domestic financial intermediaries to government liabilities remains elevated however the banking sector has started to reduce their exposure. Banks are gradually reducing their exposure to the sovereign, now below 23% high, however remains well-above the 10-year annual average of 16.9%. Banks holdings of government debt was 19.7% in third quarter of 2021 compared to 22.9% a year prior during the corresponding period, down 300 basis points. The sovereign-financial nexus is regarded as a financial stability threat. SA authorities will be undertaking some work on how to reduce possible negative effects. A resurgence of the pandemic and/or lackluster economic recovery if a new COVID-19 variant emerges would continue to pose risks to balance sheets of financial institutions as fragilities of corporates and households may translate into credit losses.

Trade, Catering and Accommodation

The trade, catering and accommodation sector, which comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services, accounted for 11.5% of GDP in 2020. Real value added in the trade, catering and accommodation sector contracted by 12.0% during 2020, detracting 1.5 percentage points from overall GDP growth. Growth in the sector was strained by the resurgence of lockdown restrictions implemented to curb the spread of COVID-19.

Real value added growth in the sector increased by 7.3% in the first three quarters of 2021, following a 13.6% contraction over the corresponding period in 2020. The sector however detracted 0.7 percentage points (seasonally adjusted) to overall GDP growth in the third quarter of 2021 as the recovery in the sector’s activity started to lose momentum.

Despite the challenging trading conditions for the sector, owing to weak local and international demand following lockdown restrictions, formal employment in the sector based on the Quarterly Employment Statistics (QES) has remained relatively resilient providing employment for approximately 2,104,473 persons or 22% of total employment as of the third quarter of 2021, up from 2,100,853 in the corresponding period in 2020.

Tourism

The tourism sector plays an important role in the South African economy. In 2019, the tourism sector accounted for 3.7% of GDP and supported over 750,000 jobs (1.49 million indirect).2 Furthermore, inbound and outbound tourism expenditure amounted to R121.5 billion and R84.7 billion respectively, resulting in a 1% increase in the tourism trade balance in 2019.

The tourism sector suffered and continues to suffer considerable losses and setbacks due to COVID-19. The sector came to a near-total halt in 2020 due to the imposition of travel restrictions aimed at halting the spread of the virus. The Level 5 (hard) lockdown introduced by President Ramaphosa on the March 26, 2020 resulted in tourism numbers dropping drastically for both incoming and outgoing travelers. In light of this, South Africa did not receive visitors for a period of six months from April to September 2020. The announcement of the Delta and Omicron variants in 2021 resulted in renewed travel restrictions imposed on South Africa and lower international mobility.

In 2020, the total number of traveler arrivals in South Africa decreased by 70.6% from 12.8 million in 2019 to 6.4 million in 2020. The distribution of tourists by region of residence shows that 74.8% of the tourists who arrived in South Africa in 2020 were residents of the Southern African Development Community (SADC) countries and 1.5% were from ‘other’ African countries. Although the tourism sector is supported by domestic and regional travelers, it relies heavily on the overseas source market for a big share of its revenue. A complete rebound in the tourism sector will therefore be largely influenced by efficient and effective vaccine rollouts and the willingness of overseas tourists to travel to South Africa. Residents of overseas countries made up 23.6% of the tourists in 2020 with tourists from the United Kingdom topping the overseas visitor list. The November 2021 high-frequency data has, however, indicated that the USA overtook the UK as South Africa’s largest primary source market for tourists in 2021.

2 Source: Stats SA, Tourism Satellite Account for South Africa, November 2021.

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Thus far government has taken substantial measures to cushion the sector and minimize job losses. Cabinet has approved the Tourism Sector Recovery Plan which outlines measures to revive the sector. The plan is premised on three pillars: rejuvenation of supply, reigniting demand and strengthening capability to support the sector’s recovery. The Tourism Sector Recovery Plan will facilitate the preservation of R189 billion of value and is expected to enable the tourism sector to recover to 2019 activity and employment levels by 2023. As one of the measures to support the tourism sector recovery, the Department of Tourism reprioritized R540 million over the medium term to establish the Tourism Equity Fund aimed at bailing out companies in distress in the sector. The Fund will support black-owned and commercially viable enterprises to acquire shares in new or existing tourism enterprises. Government in collaboration with the tourism sector will facilitate the immediate maintenance of existing tourism infrastructure, the expansion of access to funding for the protection of tourism assets and infrastructure as part of measures required to protect and rejuvenate the sector.

The recovery in the tourism sector will be largely dependent on how quickly and effectively vaccinations are administered in the country. The resumption of meaningful international travel to South Africa is expected in 2022, although new COVID-19 variants and consequent travel restrictions remain a major risk to the recovery. Although a significant portion of the population has been affected by retrenchments and downward salary adjustments, prospects for the domestic tourism market are also positive as businesses continue to offer discounts, preferential charges and other incentives to grow and sustain domestic demand.

Manufacturing

The manufacturing sector accounted for 11.5% of GDP in 2020. Real value added in the manufacturing sector detracted 1.5 percentage points from overall GDP growth during 2020, reflecting the impact of COVID-19 lockdown restrictions introduced in March 2020. According to QES, employment in the sector contracted by approximately 480 jobs quarter-on-quarter, reaching 1,093,842 total employed persons in third quarter of 2021, with jobs mainly shed in the food and beverages subsector.

Manufacturing production increased by 10.3% in the first three quarters of 2021 relative to the same period in 2020. The increase was across nine of the ten manufacturing subsectors, but mainly driven by output expansions in motor vehicles and parts, metal products and wood and paper. Petrochemicals was the only manufacturing subsector with negative production in the first three quarters of 2021, compared to the corresponding period in 2020. This partly reflects the impact of the shutdown of some oil refineries, coupled with the civil unrest in July 2021. Real value added in the third quarter of 2021 alone contracted by 5.8% quarter to quarter (seasonally adjusted). However, production activity remains well below pre-pandemic levels and is susceptible to ongoing supply and logistical disruptions.

Manufacturing exports increased by 25.4% in the first three quarters of 2021 compared to the corresponding period in 2020. Growth in export performance was mainly attributed to base metals, vehicles and parts, and petrochemicals. Imports increased by 21.7% over the same period.

The seasonally adjusted utilization of manufacturing production marginally increased by 78.0% in the third quarter of 2021 from 77.9% in the second quarter. Manufacturing capacity utilization is well below the 10-year average of 80.4%. In addition, the manufacturing sector’s capital base has shrunk in recent years. Capital stock was valued at R677.7 billion in 2008 but eroded to R545.9 billion in 2020, in real terms. In the third quarter of 2021, the seasonally adjusted level of real gross fixed capital information remained unchanged, following an increase of 1.2% in the second quarter. Private sector investment in machinery and equipment was insufficient to offset the reduced capital spending in construction.

The Absa Manufacturing Survey tracking business confidence in the sector declined to 41 index points in the third quarter 2021 from 46 index points in the second quarter of 2021 suggesting that the manufacturing sector remains under pressure as production activity deteriorates, coupled with the ongoing supply and logistical disruptions. However, the seasonally adjusted Absa Purchasing Managers’ Index (PMI) remains above the neutral 50-point mark, despite showing a decline of 54.1 index points in December 2021 from 57.2 index points in November 2021. The outlook for the sector remains subdued and the persistence of raw material shortages, rising input costs and bouts of load shedding will weigh on the sector’s performance in the short to medium term.

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Transport, Storage and Communications

The transport, storage and communications sector accounted for 7.4% of 2020 GDP, with real value add contracting 15.4% and the sector subtracting 1.3% from annual GDP growth in 2020. In 2021, the sector’s real value add contracted 2.2% in the third quarter, relative to an expansion of 6.9% in the second quarter of 2021 and represented a 7.5% of GDP. The contraction was driven by decreased economic activity in land and air transportation. Land freight operations were severely impacted by the social unrest in July, and Transnet’s Cyberattack, which saw the operator declare force majeure on its container terminals operations. The impact of Level 4 lockdown weighed on air transport activity. Over the first three quarters of 2021, the sector expanded 5.1% relative to the same period in 2020. In terms of employment, the QES has reported a quarterly contraction of 0.2% relative to the third quarter of 2020, with no change in quarter-on-quarter employment.

The re-instatement of COVID-19 related lockdown restrictions weighed on transport activity as the movement of passengers and goods was impacted, affecting land and air transport and support services. The communication sub-sector gained from elevated demand levels as operators supported remote working, business continuity and leisure demand. This has also been supported by the temporary licensing of COVID-19 spectrum to respond to increased demand for bandwidth services and to alleviate large-scale digital exclusion. The sector’s third quarter 2021 output remained below pre-pandemic levels, with a slower recovery in rail performance. Overall, the strength of the sector’s recovery will be driven by the primary and manufacturing sector performance and improved passenger travel. The tightening of lockdown restrictions will weigh on the sectors’ growth, albeit to a lesser extent. The poor rail infrastructure and Transnet logistical challenges also present a constraint to the sector’s recovery.

Transport and Storage

South Africa’s modern and extensive transport and logistics system, which is coordinated by the Department of Transport, plays an important role in the national and regional economies, transporting freight for export and domestic use, as well as enabling movement of people within and between cities and rural areas. The transport system comprises airports, seaports, roads, rail and public transport networks.

Transnet, the horizontally integrated state-owned company, plays a central role in freight transportation through its rail, port and pipeline operations. Transnet National Ports Authority (TNPA) operates as a landlord port authority, managing, controlling and administering the South African port system on behalf of the state. The National Ports Authority owns and manages the eight ports within South Africa and its tariffs are regulated by the National Ports Regulator. Approximately 98% of South Africa’s exports are conveyed by sea. Transnet Port Terminals, along with some private sector players, is responsible for the operations at ports. The President has announced the establishment of the TNPA as a separate and independent entity from Transnet, which will allow for port revenues to be invested into port infrastructure.

South Africa’s pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The business is regulated by the National Energy Regulator of South Africa (NERSA). The Passenger Rail Agency of South Africa (PRASA) provides both intercity and intra-city rail services. The South African National Roads Agency SOC Limited (SANRAL) is responsible for the upgrading and expansion of the national road system while provincial and municipal governments are responsible for secondary roads.

The South African road network and national road network comprise approximately 750,000 km of roads and 21,403 km of roads, respectively. The national and local railway network consists of approximately 20,824 km of track and is divided into ten geographical areas under the control of Transnet Freight Rail (TFR). PRASA is planning to invest R173 billion in new infrastructure between 2019 and 2029. A total of 580 of related trains will be manufactured in South Africa.

The commercial airport infrastructure in South Africa consists primarily of nine airports which are owned and operated on a commercial basis by the Airports Company of South Africa SOC Limited (ACSA). South Africa’s

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three major international airports are Johannesburg’s OR Tambo, Cape Town International and Durban’s King Shaka.

The submission of the Economic Regulation of Transport Bill was approved by Cabinet in November 2019. The bill consolidated the economic regulation of transport within a single policy framework, which will contribute to competitive pricing, third-party access in rail and improved service quality in the transport sector.

Communications

The communications sub-sector consists of postal services and telecommunications services. Growth in the real output of the telecommunications subsector continued to benefit from technological innovations and attractive data promotions.

As reported by the International Telecommunication Union (ITU), in 2020 there were 95,959,439 mobile cellular subscriptions in South Africa, an increase from 92,427,958 in 2018. There were 1,303,057 fixed broadband subscriptions, an increase from 1,107,013 in 2018. As at 2019, it is estimated that approximately 68.2% of individuals use the internet in South Africa. In addition, the ITU estimates that in 2019, 100% of the population was within range of a 3G signal, and three quarters within an LTE signal.

Fixed-line services are dominated by Telkom SA SOC Limited (Telkom). Telkom’s largest shareholders are the National Government, with a direct holding of 40.5%, and the Public Investment Corporation, with a direct holding of 13.4%. It is one of the largest companies in South Africa, and together with its subsidiaries and joint ventures, forms one of the largest communications services providers on the African continent. The second largest national fixed-line operator is Neotel. There are four licensed mobile operators: Vodacom, MTN, Cell-C and Telkom Mobile.

In July 2019, the Department of Communications and Digital Technologies (DCDT) issued its Policy on High Demand Spectrum and Policy Direction on the Licensing of the Wireless Open Access Network (WOAN), outlining plans for the allocation of high demand spectrum for 4G networks. The minister directed the regulator, Independent Communications Authority of South Africa (ICASA), to establish spectrum assignment to the WOAN with the remaining spectrum to be allocated to incumbent operators under certain obligations in relation to facilities leasing, minimum capacity procurement from the WOAN, universal access and universal service obligations, and compliance with empowerment requirements. In October 2020, ICASA published Invitation to Apply (ITA) documents for the auction and licensing of (i) the International Mobile Telecommunications (IMT) (high demand spectrum), and (ii) the WOAN – outlining amongst other things spectrum lots (including 5G spectrum), auction process, and spectrum obligations. However, following litigation and failure to reach settlement outside the court, the regulator consented to a court order setting aside the 2020 ITA and to reconsider the auction. The revised ITA was published in December 2021, with plans to finalize the auction of spectrum by March 2022.

The move from analogue to digital television is currently being fast-tracked. The latest position is that the government will embark on a retail-driven approach, giving vouchers to indigent households to buy set top boxes from commercial providers rather than continuing with a plan to run the project itself. Analogue switch-off (ASO) has commenced, with third province switched off in December 2021. The process is expected to be finalized by March 2022, freeing up high-demand spectrum for mobile services. Furthermore, Sentech, the state-owned signal distributor, has commenced restacking of digital frequencies where ASO has been completed.

Mining and Quarrying

While South Africa’s economy is now well-diversified, the mining industry continues to play a significant role in the country’s economy despite the longer-term decline in the sector’s relative contribution to GDP. The mining sector contributed 4.5% of GDP in 2020, down from 4.8% in 2019 in real terms. The COVID-19 pandemic and consequent containment measures weighed heavily on the sector during the first half of 2020. The sector exhibited notable resilience with a rapid recovery on the back of a favorable pricing environment and higher demand as industrial activity and the global economy recover.

Mining production increased by 14.6% in the first three quarters of 2021 compared to the same period in 2020. On a seasonally adjusted quarterly basis, the sector, however, contracted by 0.9% in the third quarter of 2021, following an expansion of 1.0% in the second quarter. Decreased production was reported for platinum group metals (PGMs), coal, and gold – led by slowing demand for PGMs and logistical constraints. Mining sales increased by 50.6% in the first three quarters of 2021 compared to the same period in 2020 supported by elevated commodity prices. Mineral sales, however, declined by 8.9% on a quarterly basis in the third quarter with an easing of commodity prices in the third quarter following lower demand. The largest decreases were observed in PGMs (-21.7%) and iron ore (-13.0%). Mining exports increased by 1.8% in the third quarter of 2021, from 5.1% in the second quarter (quarter-on-quarter seasonally adjusted and annualized), driven by base metals.

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According to the QES, the mining sector saw a 6,701 quarterly job rise to reach 464,046 in the third quarter of 2021. Even though employment in the gold mining sector has been on a downward trend for at least the past decade, it can be noted that employment in gold mining and the mining sector in general has recovered to above pre-pandemic levels.

Progress has been made to improve the business environment in the mining sector. The DMRE and Minerals Council South Africa has established six task teams focusing on promoting exploration, policy and regulatory framework, infrastructure constraints, local procurement and beneficiation, improving the operational environment, centralizing mining licenses and rights, and a communications task team. Most of the significant role-players in the sector are also in the process of planning and developing renewable embedded-generation projects following the announcement of an increase in the embedded generation licensing threshold to 100MW. The Minerals Council expects investment of around R60 billion (revised from R27 billion) and additional capacity of 3.9 GW (revised from 1.6 GW) as mining companies aim to ensure consistent power supply, lower electricity costs, and reduce their carbon footprint. Furthermore, the Pretoria High Court judgment indicated that the 2018 Mining Charter is a policy document and not legislation. The judgment removes clauses dealing with the renewal of existing mining rights and the transfer of mining rights, as well as provisions around procurement. The DMRE will not appeal the High Court decision, which is welcomed in terms of policy certainty.

Although the sector has recovered to around pre-pandemic levels and progress has been made to improve the business environment, persistent structural challenges are weighing on the industry. Together with rapidly rising administered prices, transport and logistical shortcomings, policy and regulatory uncertainty, lack of investment, and power supply constraints are impeding production growth.

The following table sets forth mineral production and sales for the periods indicated.

Mineral Production

Year	Index of Production Volume Including Gold(1)	Index of Production Volume Excluding Gold(1)	Total Value of Mineral Sales Including Gold	Total Value of Mineral Sales Excluding Gold
2016	96.8	96.4	437,589.50	349,164.80
2017	100.3	101.6	473,885.20	391,697.80
2018	98.7	102.8	498,500.80	428,817.30
2019	97.7	103.5	552,244.60	475,612.20
2020	87.3	92.2	608,200.40	521,764.60
2021(2)	97.9	103.6	782,202.40	686,279.70

_________________

Notes:

(1)       Base: 2015 = 100.

(2)       Rand million, through November 2021.

Source: Stats SA.

Construction

The proportion of GDP that the construction sector contributes has for the last 5 years deteriorated from 3.5% in 2016 to 2.6% in 2020. The sharpest decline was registered between 2019 and 2020 where the sector saw a gross value added (GVA) contraction of 0.4%, attributed mostly to the effect of the COVID-19 pandemic. The sector contracted by 1.5% for the first three quarters of 2021 when compared to the same period in 2021. This is very concerning as it shows that the sector has failed to rebound as anticipated following the impact of the COVID-19 pandemic and the lockdown restrictions that impacted the sector. The value of the sector currently (R110.7 billion) is similar to that last seen in March 2007 (R109.7 billion). The poor performance of the sector has resulted in a deterioration in employment, with year to date employment contracting by 0.9%, with third quarter 2021 recording a 4.4% contraction in employment.

Building Confidence Index (BCI) (six sectors surveyed) declined to 35 points in the third quarter of 2021 from 39 points in second quarter of 2021 due to a deterioration in confidence among the core building sector (excluding building material manufacturers and retailers of hardware). Reports of dissatisfaction with the prevailing business conditions and a deterioration in building activity contributed to the easing. Civil Construction Confidence Index improved to 17 points in the third quarter 2021 from 13 points in second quarter 2021 due to a deterioration in construction activity and profitability. Confidence in the sector has remained below 20 index points for almost two years, indicative of the current conditions.

The sector saw a deterioration in the overall number of building plans passed (BPP) in the third quarter 2021, emanating mainly from the 40% reduction in the number of non-residential BPP. This may be due to timing as

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construction project are likely delayed to rather begin in the new year as opposed to begin in the final quarter of the year and then break over the construction sector holiday. People may prefer to apply for approval in the final quarter of the year or the first quarter or the following year. It may also be that the backlog in building approvals from 2020 may finally be cleared, thus the quarter on quarter reductions. It is encouraging to note that the number of BCI improved by 12% during the third quarter of 2021 and that the proportion of BCI to BPP improved to 21.9% (previously 16.4%). This indicates an improvement in the overall activity in the sector.

Agriculture, Forestry and Fishing

The agriculture, forestry and fishing sector made up 2.8% of total GDP in 2020, improving from 2.3% in 2019. The sector performed well across several subsectors due to the favorable weather conditions which aided veldt recovery and crop growth, and the strong international commodity prices. Despite experiencing a contraction of 13.6% in the third quarter of 2021, the sector recorded a year to date growth of 3.3% during the first three quarters of 2021.This has been aided by growth in the field crops and horticulture subsectors particularly. The sector is expected to continue its strong performance into 2022 as the country enjoys a third year of above-average rainfall due to the La Niña weather pattern.

The National Crop Estimates Committee’s (NCEC) final production forecast for summer field crops places the 2020/21 maize crop at 16.2 million tons – 6.1% higher than the 2019/20 crop of 15.3 million tons, and the second largest crop on record. The largest growth is expected for yellow maize, which is set to increase by 13% from the 2019/20 harvest and is an input into animal feed. Soybean crop productions are projected to increase by 51.8% in 2021, while sunflower projections are 14.1% lower than 2019/20 due to farmers substituting their sunflower crops for maize and soybean crops due to the favorable prices. Overall, the summer field crop production is expected to be 8.7% higher than 2019/20. The fourth winter field crop projections place the estimated crop at 7.9% lower than the 2019/20 crop. Despite the expected growth in canola production (15.0% higher than 2019/20), the contraction is mainly attributed to by sharp declines in malting barley, likely due to the uncertainty surrounding the alcohol restrictions faced in the country and the demand for malting barley as an input. Wheat, which South Africa is a net importer of, is also expected to be slightly lower than 2019/20 (-0.1%).

The favorable weather has allowed for livestock farmers to enter into a period of herd rebuilding, evident in the lower slaughter rates and the high cost of weaners. Meat prices have been bolstered by lower supply and an increase in consumer demand following the impact of COVID-19 on disposable income. However, the subsector is facing several challenges including increasing feed costs, animal disease outbreaks (such as foot-and -mouth disease and avian flu) and transport and logistic issues which constrain livestock transportation. The citrus sub-sector continues with a strong performance for 2021. It is expected that there will be 162 million cartons of citrus exports by the end of 2021, an increase from the 146 million cartons exported in 2020. Specifically, there has been a 9% year-on-year increase in the number of pears and apples exported following a large domestic harvest.

The sector is currently facing rising input costs emulating from increases in fuel and oil, fertilizers, pesticides and herbicides and supply chain disruptions which threaten baseline profitability. Despite these risks, the Agribusiness Confidence Index reflects the positive expectations of farmers as confidence levels for the third quarter of 2021 reached 67 (following a record of 75 index points in the second quarter of 2021).

Electricity, Gas and Water

The electricity, gas and water sector made up 2.3% and 2.4% of total GDP in 2019 and 2020, respectively. Over the past 10 years, the share in GDP has averaged 2.6%. Over the first three quarters of 2021, the sector expanded 4.1% compared to the same period in 2020. The sector marginally expanded, increasing 0.4% in the third quarter following an expansion of 0.7% in the second quarter of 2021, primarily driven by an increased electricity consumption. Electricity production however, contracted by 0.5% in the third quarter of 2021 following an expansion of 1.8% in the second quarter of 2021. This slowdown in performance is reflected by sector employment developments. According to the latest QES, the electricity, gas and water sector employment declined by 1.7% as of the third quarter 2021 compared to the same period in 2020, and no growth from the previous quarter.

While Eskom was allowed to operate at full capacity during the hard lockdown under Level 5, the most significant impact on the utility was the reduction in demand, which lowered sales by 10.3% between April and September 2020 and the delay in undertaking maintenance. Despite lower demand from lockdown restrictions, the country experienced record levels of load shedding in 2020, which was intensified by unplanned outages. Intensive load shedding continued throughout 2021 (now the worst year on record), with improvements in the intensity expected from late 2022 as plant performance is expected to improve from critical maintenance gains and new smaller embedded generation capacity is connected to the grid.

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Electricity

South Africa generates two-thirds of Africa’s electricity. More than 83% of South Africa’s electricity is coal generated. Koeberg, a large nuclear station near Cape Town, provides about 4% of capacity. A further 7% is provided by hydro-electric and pumped storage schemes.

Generation of electricity in South Africa is currently dominated by Eskom, the wholly state-owned utility, which also owns and operates the national electricity grid. The company supplies about 95% of South Africa’s electricity. It is regulated by NERSA, which is also mandated to regulate electricity departments of local authorities as well as the piped-gas and petroleum pipeline sectors.

Energy supply has deteriorated with the energy availability factor falling to a low of 58 in the fourth quarter of 2021 relative to 62 in the fourth quarter of 2020 (2020 average: 65, average: 61.8). The downward trend in generation capacity is reflective of the unpredictable performance of Eskom’s coal-fired fleet, the impact of the new build defects and inadequate maintenance. While Eskom is undertaking its reliability recovery maintenance program to address outage performance and reduce the risk of load shedding, improvement in energy capacity will require additional generation capacity. On August 2, 2021, Eskom announced that the final of six units of the Medupi power station had reached commercial operation, with the power station expected to operate at full capacity (4,764 MW) in the next two years after addressing boiler design defects. Kusile power station’s Unit 4 achieved commercial operation status in December 2021 (800 MW), bringing the total to four commercially operational (approximately 3,200 MW). All six units of Kusile are expected to be commercially operational by 2023.

The Renewable Energy Independent Power Producer (REIPP) Program has procured 112 projects (6,422MW) and R209.7 billion has been invested since the program was established in 2010. An updated Integrated Resource Plan was published in October 2019 which gradually increases the allocations of renewables (around 33% for wind and solar) and lessens the energy sector’s reliance on coal (43%) by 2030, facilitated through a “just transition” in the sector.

Over the past year, the DMRE has made progress on interventions aimed at increasing generation capacity outside of Eskom. An additional capacity of 1,200 MW from the REIPP Program has been connected to the grid; the DMRE is finalizing procurement of 2,000 MW of emergency capacity; announced successful bidders for 2,600 MW of wind and solar as part of Bid Window 5 of the REIPP Program; and the department has published final regulations increasing the license exemption threshold for small scale embedded and distributed generation projects from 1 to 100 MW.

While Eskom’s interim financial results showed an improvement in the first half of the 2021/22 financial year, an erosion in profits is expected in the second half of the financial year due to lower sales in summer months, unplanned breakdowns, higher maintenance costs in summer and higher debt service costs over the following six months. Longer-term impacts on demand are likely to be negative given the steepness of energy price increases and the lack of reliability of supply.

As per the Department of Public Enterprises Roadmap for Eskom, Eskom’s functional separation into Generation, Transmission and Distribution divisions has been completed under “Eskom Holdings” with legal separation of the divisions currently underway. To give effect to the Roadmap for Eskom, the Electricity Regulation Amendment Bill, which provides details on a future market structure for the electricity supply industry, was published for comment in February 2022. The proposals in the amendment will facilitate the introduction of competition into the market and expand energy capacity.

For further information, see “Public Sector Enterprises — Eskom” below.

Oil and Gas

The wholesale and retail markets for petroleum products in South Africa are subject to a set of government controls. The government regulates wholesale margins and controls the retail price of petrol. The petrol retail price is fixed on a monthly basis, but varies each month with respect to global crude oil prices, the Rand/Dollar exchange rate and taxes. The administration of the pricing regulation is undertaken by the Central Energy Fund on behalf of the DMRE. On November 23, 2018, the DMRE published its Discussion Document on the Review of Basic Fuel Prices (BFP) structures. The department has taken an initial view that the import parity principle be maintained where petroleum products are imported and removed where products are not imported to reflect the actual cost of landing products in South Africa.

South Africa has very limited oil reserves. Approximately 60% of its crude oil requirements are met by imports from the Middle East and Africa. Over the past 5 years, the development of the South African upstream petroleum industry has functioned under regulatory uncertainty as finalization of MPRDA was never realized. The DOE elected to withdraw the

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MPRDA for regulation of oil and gas (minerals) industries, and instead the Upstream Petroleum Resources Development Bill was approved by the Cabinet and gazetted for public comment in December 2019. The latest version of the bill was introduced before the National Assembly in July 2021. The bill will provide regulatory certainty and unlock the industry’s exploration, production and beneficiation potential.

Natural gas supply is comprised largely of imports via the pipeline from Temane and Pande gas fields in Mozambique. More recently in 2019, Total South Africa announced their discovery of a potential 1 million barrels of gas condensate on the Brulpadda off Mossel Bay in the Western Cape. To supplement and ensure reliability of natural gas supply, TNPA has commissioned the construction of a liquid petroleum gas (LPG) import and storage terminal, completed in 2020 in the port of Richards Bay in Kwa-Zulu Natal. Furthermore, in terms of regulation of the gas industry, the DMRE has finalized the Draft Gas Amendment Bill to form part of the legislation governing the gas sector. The bill was introduced before National Assembly in April 2021.

Water

South Africa is largely a semi-arid and water-scarce country with a mean annual rainfall of 465 mm, almost half the world average. South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land and hundreds of small rivers. South Africa’s per capita consumption of approximately 237 liters remains above the world average of 173 liters. On the basis of current demand levels, the country is likely to face a water deficit of 17% by 2030.

The South African government has launched a wide-ranging ten-year program to address water supply and sanitation backlogs affecting under-serviced households. Improvement to bulk water infrastructure has been prioritized. Initiatives are expected to fast-track the issuing of water licenses, expand the water system capacity, speed up construction programs, address backlogged projects and rehabilitate and upgrade existing water and sanitation infrastructure across the country. The Department of Water and Sanitation is also in the process of establishing an independent water regulator by 2023.

According to the Department of Water and Sanitation, water levels in the country’s dams in various provinces have improved week-on-week supported by recent summer rains. The volume of water stored in the country’s reservoirs was estimated to be at 95% by late January 2022, with the lowest water levels in the Eastern Cape (63%), North West (76%) and Western Cape (76%) provinces. Nelson Mandela Bay, in particular, has been heavily affected by water shortage. The Department is assisting the metropolitan through various interventions such as delivering water tanks.

The Department of Water and Sanitation Minister noted in the 2021/22 Budget Vote that the National Water and Sanitation Master Plan (published in 2019), received much support and responses that have enriched the Master Plan. As soon as the Master Plan is officially launched it will be referred to as the Water Charter. The Master Plan set out key immediate, short-term and future-thinking action steps, aimed at addressing systemic and infrastructural challenges to secure water supply. Drought relief measures include borehole drilling, water tankering from available resources and rainwater and fog harvesting to restore and ensure security of supply.

Public Sector Enterprises

The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Mineral Resource and Energy, the Minister of Transport and various other ministers of the National Government.

The Executive Authority oversees the operations of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.

Parliament plays a significant role in the oversight of public enterprises through a number of committees that have been assigned responsibility for oversight over public enterprises. These committees include the Parliamentary Portfolio Committee on Public Enterprises, which is responsible for oversight over the Department of Public Enterprises and the key public enterprises that report to the department, the Parliamentary Portfolio Committees responsible for oversight of the various sectors in which public enterprises operate, and the Select Committee on Public Accounts, which is responsible for financial oversight.

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The public sector is estimated to have spent R257 billion on infrastructure in 2019/20, an increase of 19% compared to 2018/19. The public sector infrastructure spending over the next three years is estimated to be R812.5 billion. The National Treasury, through the Budget Facility for Infrastructure (BFI) and partnerships with the Development Bank of Southern Africa and Infrastructure South Africa, is helping to build a pipeline of viable projects. The BFI has considered 61 projects submitted by public institutions and approved a total of R6.7 billion in fiscal support for these projects in the 2021/22 adjustments budget and over the 2022 MTEF period.

The operational and financial health of many state-owned companies continues to decline. Over the past 12 months, several have missed their capital investment and loan disbursement targets. A number of these companies do not have sustainable business models and cannot continue to operate or meet their obligations without state support. Investors have increasingly expressed an unwillingness to extend capital to such entities without government guarantees, leaving many state-owned companies at risk of defaulting on their debts. At the same time, the COVID‐19 pandemic and associated lockdowns have reduced operational income and slowed restructuring plans. The National Treasury continues and the DPE continue to actively monitor these institutions in order to avoid any potential defaults.

Total debt redemptions for state-owned companies will average R60.9 billion a year over the medium term, with foreign debt making up 52% of the total.

The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia, to support the capital investment program/programs of the public enterprises. Such guarantees are issued in accordance with the Public Finance Management Act, 1999 (Act No. 1 of 1999) (PFMA). All guarantees are issued jointly by the Minister of Finance and the Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the fiscal risks that are posed by these guarantees and is vigilant in trying to ensure that the exposure from these contingent liabilities remains sustainable. State support and the financial condition of public sector enterprises remains a fundamental policy concern, particularly with respect to Eskom as discussed in more detail below.

A significant volume of guarantees has been issued to a number of public enterprises, with Eskom, SANRAL, Trans-Caledon Tunnel Authority (TCTA) and South African Airways (SAA) representing the largest exposure. The table below outlines the guarantees that are issued to public enterprises over the past four financial years.

Guarantees of Public Enterprises

	2018/19		2019/20		2020/21		As of September 30, 2021
	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount
	Rand (million)
Eskom	350,000	285,587	350,000	326,868	350,000	308,215	350,000	293,135
SANRAL	38,947	39,462	37,910	38,997	37,910	37,530	37,910	41,225
TCTA	43,000	14,302	43,000	13,558	43,000	13,085	25,000	9,888
SAA	19,114	15,269	19,114	17,867	19,114	7,737	19,114	2,888
DBSA	11,268	4,256	10,094	4,653	9,965	4,883	9,926	5,094
Land Bank	9,600	965	9,600	2,578	9,600	2,537	9,600	2,148
SARB	-	-	-	-	100,000	12,530	100,000	13,632
Transnet	3,500	3,757	3,500	3,758	3,500	3,804	3,500	3,697
Denel	3,430	3,430	6,930	4,430	6,930	3,430	3,430	3,430
SA Express	2,846	163	1,903	163	163	20	40	20
IDC	499	147	601	170	553	154	538	144
SAPO	2,947	0	-	-	-	-	-	-
Telkom	281	124	339	149	312	137	304	134
PRASA	0	0	-	-	-	-	-	-
Other Entities	1,948	658	1,782	536	681	561	681	500
Total	487,380	368,120	484,773	413,727	581,348	395,003	560,043	375,935

Source: National Treasury.

Eskom

Eskom is a state-owned company responsible for electricity generation, transmission and distribution in South Africa. The financial viability of Eskom and its on-going operational challenges remain a key vulnerability of the South African economy. Eskom remains reliant on government support to maintain a positive liquidity balance and going concern status, with equity received from National Treasury being used to settle debt and interest payments. The 2021 Budget confirmed government’s commitment of R31.7 billion in equity support for 2021/22 financial year which has been fully disbursed to Eskom by July 31, 2021. In addition, in the 2021 Medium-Term Budget Policy Statement, the government committed to providing a further R21.9 billion and R21.0 billion

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in the 2022/23 and 2023/24 financial years, respectively. Furthermore, Eskom’s Government Guarantee facility of R350 billion is still available for utilization, of which R303 billion has been committed, with R47 billion available for future funding as at September 30, 2021. Eskom has a considerable level of debt, beyond what it can afford to hold without government support.

Eskom’s interim financial statements for the six months ended September 30, 2021 indicated a significant growth in net profits, primarily due to an increase in sales volumes, which was, in turn, driven by the easing of COVID-19 lockdown restrictions and a return to operations of many sectors of the economy, and an increase in tariffs. Eskom's financial performance in the first half of the year tends to be better than the second half as the winter period is characterized by higher tariffs and sales volumes, as well as lower maintenance. Eskom's revenue increased by 24.2% to R135.0 billion in the six months ended September 30, 2021 (H1 2020: R108.7 billion) due a 15.06% tariff increase awarded for 2021/22 and an 8.0% increase in sales volumes to 100.9TWh (H1 2020: 93.4TWh) as a result of improved economic activity due to lifting of COVID-19 lockdown restrictions. Eskom’s total primary energy costs increased by 13.7% to R61.7 billion in the six months ended September 30, 2021 (H1 2020: R54.3 billion), primarily due to an increase in production to meet the increase in demand. This resulted in higher utilization of more expensive open cycle gas turbines (OCGT) and Independent Power Producer (IPP). OCGTs (including IPP OCGTs) increased by 72.3% to R4.6 billion (H1 2020: R2.7 billion), Eskom acknowledges that it is unsustainable to continue relying on diesel, as diesel production accounts for 7.4% of total cost but only 1% of total GWh produced. IPP costs increased to R14.2 billion (H1 2020: R12.5 billion) as a result of an increase in renewable energy IPP production volumes to 6,998GWh (H1 2020: 5 551GWh). Employee benefits amounted R16.7 billion (H1 2020: R16.4 billion). The modest growth was due to an increase contract labor and overtime cost, offset by a reduction in headcount and salaries being capped at sub-inflation for managerial level. Other operating expenses increased to R12.3 billion from R10.3 billion in the six months ended September 30, 2020, mainly due to a slight increase in repairs and maintenance. The above factors have resulted in Eskom reporting a significant improvement in earnings, with EBITDA increasing to R44.8 billion from R28.3 billion in the six months ended September 30, 2020. This resulted in a corresponding improvement in the EBITDA margin to 33.22% from 26.06%. Improvement in earnings were however eroded by the increase in depreciation and amortization to R15.6 billion from R13.8 billion in the six months ended September 30, 2020 and onerous net finance costs of R16.6 billion (H1 2020: R15.4 billion). Profit before tax was reported at R13.0 billion, a notable improvement from the profit before tax of R299 million in the six months ended September 30, 2020, while net profit after tax for the period was reported at R9.2 billion (H1 2020: R216 million). Eskom projects a year-end net loss of R9.1 billion due to higher generation costs incurred during the summer period.

Despite the improved financial performance in the six months ended September 30, 2021, Eskom remains reliant on government support to continue as a going concern and has so far received all of the allocated R31.7 billion in equity support from the government that was committed for the 2021/22 financial year. Eskom does not generate adequate cash flow from its own operations to meet demands on its liquidity. Eskom is expected to continue to rely of government support and debt funding to maintain operations in the foreseeable future.

As at September 30, 2021, the outstanding debt securities and borrowings amounted to at R392.1 billion (September 30, 2020: R463.7 billion). The reduction of R71.6 billion was due to debt repayments exceeding debt raised as well as fair value adjustments on foreign debt, driven by the strengthening of the rand against foreign currencies. Eskom’s Debt Service Coverage Ratio (DSCR) improved to 0.88 compared to 0.69 in September 2020. This means Eskom’s is still unable to service its debt as it does not generate enough operational cash flows to cover its debt servicing costs. Eskom expects its DSCR to improve over the next five years but will continue to remain lower than the acceptable minimum level of 1. Eskom’s closing cash balance of R20.4 billion as at September 30, 2021 was significantly higher than the R11.8 billion cash balance as at September 30, 2020. This was mainly as a result of government support and improved revenue. Eskom’s liquidity is still constrained for the remainder of the year, the year-to-date actuals for cash interest cover is at 2.2 (H1 2020: 1.0).

Municipal area debt increased to R40.9 billion from R32.9 billion as at September 30, 2020, representing 75.5% of total invoiced municipal debt (September 2020: 75.6%). The top 20 defaulting municipalities constitute 81% of total invoiced municipal arrear debt (September 2020: 80%). There has been a limited success in managing municipal area debt, with the debt increasing to unsustainable levels.

Eskom considers cost savings as one of the key pillars of the turnaround plan. Eskom have set out a cumulative target of approximately R64 billion in savings over the corporate plan period, in an effort to assist itself. As at 30 September 2021, Eskom achieved savings of R7.8 billion against a target of R10 billion. Eskom is projecting savings of R18.6 billion by financial year end, however, further initiatives are being identified to close the gap against the initial target of R20 billion. Although cost savings alone will not be sufficient to turn the business around, it sets the entity on the right path towards sustainable operational efficiency.

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Notwithstanding the forementioned, Eskom has experienced deterioration in its operational performance due to poor plant performance and low quality of outage execution, coupled with running ageing plant at unacceptably high utilization levels, coal-related challenges, capital expenditure being constrained as a result of liquidity pressure arising from an inappropriate and lower than optimal allowed revenue, inability to sustain and maintain transmission network reliability, coupled with intolerable levels of theft and vandalism to network equipment, leading to potential system constraints, rolling load shedding and a decline in stakeholder confidence. As at November 30, 2021, Eskom’s plant performance (EAF) underperformed at 64.22%, which reflects a deterioration from the 65.27% reported at September 30, 2021, and which continues to be significantly below the shareholder compact target of 74%.

Moreover, Eskom continues with the implementation of the generation recovery plan which focuses on certain key arears in an effort to improve generation performance and reduce load shedding. These include the correction of the identified major plants defects, fixing partial load losses and boiler tube leaks, improving compliance with the required emissions standards, fixing load losses and trips, and ensuring the required coal stockpiles are available.

Eskom procures renewable energy from IPP’s under the DMRE’s Renewable Energy Independent Power Producers Purchase (REIPPP) Program, which envisages 8,500MW of renewable energy to come online before 2025. IPP continue to support Eskom’s generation capacity. A total of 90 IPP projects with a capacity of 6,899 MW have been connected to the grid since inception of the REIPPP Program in 2011. On October 28, 2021, the Minister of Mineral Resources and Energy announced 25 preferred bidders for Bid window 5 for the procurement under the REIPPP Program with total contracted capacity of 2,583 MW. The total capacity that will be procured by the first quarter of 2022/23 under REIPPP program plus RMIPPPP is 10,901 MW bringing the total investment in the REIPPP program since inception to be in excess of R323 billion.

Eskom’s challenged NERSA’s decision to reject its revenue application for the fourth Multi-Year Price Determination (MYPD) period and the matter was heard by the Pretoria High Court on December 1, 2021. The Court decided that NERSA should adjudicate Eskom’s application for 2022/23 financial year based on the MYPD methodology that Eskom submitted in June 2021. On February 24, 2022, NERSA granted Eskom an overall average tariff increase for the 2022/23 financial year of 9.61%. This is in contrast to the 20.50% increase that Eskom had previously applied for.

Eskom has also begun meeting with lenders to outline its plans to separate into three entities comprising transmission, generation and distribution. As at December 31, 2021, Eskom had established the National Transmission Company South Africa (the Transmission Company) as a subsidiary and registered it with the Companies and Intellectual Property Commission. Eskom has also applied for the transmission license for the Transmission Company, which is being considered by NERSA. The transfer of assets from Eskom to the Transmission Company will only happen when lenders’ consent is obtained. Eskom has also prepared the financial statements for the three entities which include a plan on distribution of debt amongst these entities. Additionally, work is also underway to review Eskom’s Just Energy Transition (JET) with the conclusion of the feasibility study for the Komati Power station as the flagship project for the JET and the finalization of the funding model is scheduled to be completed by 31 March 2022.

Government is aware of the issues pertaining to Eskom and believes that radical measures will need to be implemented to return Eskom to financial sustainability. Hence, a multi-pronged approach focusing on the key pillars which includes cost reflective tariff increases, appropriate cost savings, improved revenue collection, debt relief to manageable levels, concluding the unbundling process and finalization of the optimum capital structure is being developed to address Eskom’s long-term financial sustainability. However, while the government is developing its long-term financial solution for Eskom that will return the entity to financial sustainability, the government acknowledges that Eskom will continue to rely on government support to operate and honor its obligations as they fall due without exposing the fiscus. Therefore, the government support remains critical in supporting Eskom to be able to execute its borrowing plan and remain a going concern.

Transnet SOC Limited (Transnet)

Transnet is a public company, wholly-owned by the South African Government, and is the custodian of rail, ports and pipelines infrastructure in South Africa. Transnet is responsible for enabling the competitiveness, growth and development of the South African economy through delivering reliable freight transport and handling services. Transnet has five operating divisions:

•	Freight Rail, the largest of the five operating divisions, operates more than 30,400 kilometers of rail network across South Africa which transports bulk, break-bulk and containerized freight. The rail network and rail services provide strategic links between the mines, production hubs, distribution centers and ports, and connect with the cross-border railways of the region.
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•	Transnet Engineering provides refurbishment, maintenance, upgrades and manufacturing services of rolling stock and specialized equipment for the other operating divisions of Transnet as well as external clients. It also houses the company’s research and development unit to capture opportunities for technology innovation.
•	Transnet National Ports Authority provides port infrastructure and marine services at the eight commercial seaports in South Africa. The division’s core functions include the planning, provision, maintenance and improvement of port infrastructure.
•	Transnet Port Terminals provides cargo-handling services at the ports which is critical in supporting the South African Government’s export-led growth strategy.
•	Transnet Pipelines is the custodian of the country’s strategic pipeline assets and is currently servicing the fuel and gas industries by transporting petroleum and gas products.

In addition, Transnet has operations in Lesotho, Namibia, Eswatini and Mozambique and it plans to expand further into the rest of Africa. The tariffs charged by the National Ports Authority and Pipelines are determined by independent regulators, namely the Port Regulator and NERSA.

Transnet’s financial performance for the 2020/21 financial year was below internal targets set at the beginning of the financial year mainly due to the impact of the COVID-19 pandemic on the South African economy, which contracted by 6.4% in 2020. Transnet’s revenue for March 31, 2021 decreased by 10.5% to R67.3 billion (2020: R75.2 billion). Accordingly, the entity’s gearing level increased to 48.7% (2020: 47.1%), which was well below the triggers in loan covenants. Transnet expects its gearing ratio to remain within the target ratio over the medium term, thereby proving Transnet’s ability and capacity to progress its investment strategy.

Transnet’s operational performance has been on the decline in recent years, and the entity’s financial position remains marginally constrained. As a result, Transnet cannot make the required infrastructure investments to grow the freight system for the benefit of the economy from the strength of its own balance sheet alone. To respond appropriately to these challenges, Transnet has adopted a new approach to renew the business. The entity has embarked on the Growth and Renewal Strategy which aims to reposition Transnet to capture growth opportunities through new partnerships and collaborations, which necessitates the optimum use of assets for broader economic development.

Transnet plans to spend R99.8 billion on capital investment over the next five years of which 85% (R84.8 billion) will be spent on maintenance and sustaining capital. The high level of investment in sustaining capital investment is due to a significant backlog in infrastructure and rolling stock, coupled with planned mid-life and cyclical maintenance on fleet and port equipment. A significant portion of this capital (R40.7 billion) will be spent on maintaining and sustaining permanent ways and rolling stock (locomotives and wagons), while the remainder is planned for port fleet and pipeline equipment. On the expansion side R5.7 billion of the R15 billion is earmarked for expansion of the freight business.

In July 2021, Transnet fell victim to a ransomware attack that forced it to restrict or pause key container terminals, including Port of Durban, Ngqura, Port Elizabeth and Cape Town. Transnet declared force majure at key container terminals due to disruptions caused by the cyberattack. The measure covered the Durban, Ngqura, Port Elizabeth and Cape Town harbors.

Transnet continued to execute its infrastructure investment program, spending R15.9 billion for the year (2020: R18.6 billion). Transnet indicates that the decrease is mainly due to the underspend in capital projects and capitalized maintenance following the impact of COVID-19 lockdown restrictions.

PetroSA

Petroleum Oil and Gas Corporation of South Africa SOC Limited (PetroSA) was formed in January of 2002 from the merger of Mossgas Proprietary Limited, Soekor E&P Proprietary Limited, and parts of the Strategic Fuel Fund (SFF). PetroSA is a subsidiary of the Central Energy Fund Group (CEF) with 85% revenue contribution to CEF.

PetroSA holds a portfolio of assets spanning the petroleum value chain with the gas-to-liquids (GTL) refinery being its main income generating asset. The GTL refinery utilizes a refining process that converts natural gas or other gaseous hydrocarbons into longer-chain hydrocarbons such as gasoline or diesel fuel. Upon the commencement of operations at PetroSA in 2002, PetroSA sourced the gas feedstock for the operation of its GTL refinery from gas fields near Mossel Bay.

As an entity, PetroSA is faced with significant financial pressures mainly because of low GTL output caused by the depleted gas feedstock. The entity’s efforts of finding a long-term solution for the refinery through the now terminated Project Ikhwezi have been unsuccessful. Currently, there is no production from the GTL refinery since the second half of 2020/21 financial year and the entire revenue generated by PetroSA comes from the sale of the finished product while it has to bear the high fixed costs of the refinery. Despite the Group’s overdue long-term solution to replace the processing of indigenous gas feedstock with imported condensate, this as well has not been

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realized by the entity. It seems condensate processing no longer forms part of the Group’s sustainability strategy and may be replaced by Liquefied Natural Gas (LNG) as feedstock solution for the refinery.

For the year ended March 31, 2021, PetroSA has recorded a preliminary net loss of R1.5 billion against a budgeted loss of R1.692 billion, resulting in a positive variance of R192 million. This loss would have been far worse had it not been for the CEF financial injection. Additionally, PetroSA is technically insolvent with total liabilities exceeding total assets by R6.3 billion. A turnaround plan for PetroSA is crucial to the overall sustainability of the entity. Finally, the operations of PetroSA will be impacted by the ongoing process by government to establish a new National Oil Company provisionally known as the South African National Petroleum Company (SANPC).

Airports Company South Africa (ACSA)

ACSA is a state-owned company (74.6% owned by the South African Government through the Department of Transport, 20.0% owned by the Public Investment Corporation SOC Limited, 4.21% owned by Empowerment Investors, and the remaining 1.19% owned by Staff through the Employee Share Option Scheme). The company is legally and financially autonomous and operates under commercial law. ACSA is mandated to own and operate South Africa’s nine principal airports, including the three major international airports at Johannesburg, Cape Town and Durban (King Shaka). As a result, ACSA is responsible for processing approximately 90.0% of all passengers departing on commercial airlines from airports within South Africa.

The ACSA Group derives revenue from two streams, aeronautical and non-aeronautical revenue. The former is derived from regulated charges, which consist of aircraft landing and parking charges, and passenger service charges. The non-aeronautical income is derived from commercial undertakings including retail operations, car rental concessions, property leases, car parking, hotel operations and advertising. Another component of non-aeronautical revenue is generated from international operations.

ACSA’s operational and financial performance was severely impacted by the travel restrictions that were imposed as a result of the COVID-19 pandemic. For the 2020/21 financial year, annual traffic volumes remained significantly below pre-COVID-19 levels throughout the financial year. During the same period, total departing passengers decreased by 78.2% to 4.5 million (2020: 20.9 million) with domestic passengers down by 72.3% to 4.0 million (2020: 14.5 million); regional passengers down by 92.9% to 37,189 (2020: 517,960); and international passengers down 92.9% to 412,322 (2020: 5.8 million). Unscheduled passengers increased by 69% to 97,109 (2020: 57,575) largely as a result of the repatriation flights that were permitted to operate during the lockdown period. Total air traffic movements decreased by 59.4% to 99,962 (2020: 248,519).

ACSA’s revenue for the 2020/21 financial year was down 69.8% to R2.2 billion compared to R7.1 billion in the previous year. Aeronautical revenue, derived from regulated charges or tariffs related to aircraft landing and passenger service charges, was down 78.4% compared to the previous year. This reflects a 59.4% drop in air traffic movements as well as 61.9% and 74.6% decreases in domestic and international departing passengers respectively.

Non-aeronautical revenue is also dependent on factors such as traffic volumes and commercial activity. However, non-aeronautical revenue was further impacted by relief measures put in place by ACSA to assist tenants. For the 2020/21 financial year, a rental reprieve of R1.4 billion was provided to tenants through reduced property rentals and/or waiver of retail guaranteed minimum rental.

After downgrading ACSA’s credit rating on June 26, 2020, Moody’s affirmed the company’s global scale rating at Ba2 on November 24, 2020. The affirmation of ACSA’s global scale rating reflects a one-notch uplift to the baseline credit assessment of Ba3 owing to Moody’s assumption of strong support from government. The national scale rating was upgraded to Aa2.za from Aa3.za in line with the revised mapping for the South African national rating scale. The negative rating outlook was left unchanged, largely reflecting the impact of COVID-19 on the entity, and the negative outlook on government rating.

As of March 31, 2021, ACSA’s debt level amounted to R9.3 billion (2019: R6.4 billion), comprised of R4.9 billion in bonds issued under the Domestic Medium-Term Note Programme, amortising loans of R2.1 billion and preference shares of R2.3 billion. The increase in the debt level is attributable to the Development Bank of Southern Africa (DBSA) loan of R810 million and preference shares issued to government amounting to R2.3 billion. ACSA repaid R1.6 billion in debt during the 2020/21 financial year, comprising amortising loans of R296 million and short-term banking facilities of R1.35 billion.

SANRAL

SANRAL is responsible for the financing, controlling, planning, construction, rehabilitation and maintenance of South Africa’s national road network to support socio-economic development. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network

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comprises approximately 754,600 kilometers of roads, of which 22,253 kilometers form the national road network. The national highway network currently consists of 16,170 kilometers, which is expected to grow to 25,000 kilometers. South Africa has the longest road network of any country in Africa with a notional value of R400 billion and is considered one of South Africa’s largest infrastructural asset.

In accordance with the SANRAL Act (1998), the agency is responsible for toll and non-toll roads. These operations are funded separately. Non-toll roads are funded by government allocations, and are not allowed to be cross-subsidized from toll road income, and vice versa. Toll operations can be divided into two types — those funded by SANRAL itself and operated on its behalf, and roads concessioned to private parties under public-private partnerships. Hence, SANRAL’s revenue comes from two primary sources: grants from the government purposed for non-toll roads, and tolling revenue received from toll roads.

Non-toll roads comprise 87% of the total roads and toll roads constitute 13%. Although national roads account for 3.6% of the official road network in South Africa, they carry about 34.9% of all vehicle kilometres travelled and more than 70% of long-distance road freight.

Revenue from non-toll operations was R6.2 billion for 2020/21, which is a 5.7% decrease from the previous year. This is mainly as a result of the slower spending on projects, which led to a lower allocation of the non-toll grant to revenue. The total grant allocated in terms of the Budget Vote was R20.4 billion, of which R3.1 billion was allocated to the Gauteng Freeway Improvement Project, a freeway improvement project intended to ease congestion on Gauteng roads. Of the R17.3 billion allocated to non-toll roads, R1.4 billion was capitalized for the year as it was spent on capital projects. The portion of previously deferred grants, which was realised in the current year, amounted to R2.3 billion. The toll revenue from operations was R3.7 billion for the year, which is a 15.2% decrease from the previous year amount of R4.4 billion.

SANRAL’s debt mainly comprises bonds that are listed and traded on the JSE, although there are a few unlisted instruments. The borrowing limit approved by the government is approximately R47.910 billion (depending on CPI assumptions). To facilitate investment in its debt, related to its toll portfolio, SANRAL has been rated by the international credit rating agency, Moody’s, since March 2007. Global Credit Ratings (GCR) won the tender to take over the rating of SANRAL at the end of the contract with Moody’s in 2018, but Moody’s chose to continue to provide SANRAL with a rating without compensation. The credit rating enables SANRAL to raise unguaranteed and guaranteed debt competitively.

Trans-Caledon Tunnel Authority (TCTA)

The TCTA is a specialized liability management body established in 1986 to give effect to the Treaty on the Lesotho Highlands Water Project between the Government of South Africa and the Government of Lesotho. TCTA was originally established to finance and implement the South African component of the Lesotho Highlands Water Project (LHWP) Phase 1. The entity’s notice of establishment was later amended in March 2000 and expanded to include the funding and implementation of bulk raw water infrastructure on behalf of the Minister of Water Affairs (now Minister of Water and Sanitation) in terms of the National Water Act. The scope of TCTA’s activities has expanded considerably in scale and complexity from a single project, to the management of the current portfolio of 21 major infrastructure projects at varying stages in the project life cycle as well as extensive advisory services. To date, the following directives have been received:

•	The LHWP: Delivery tunnel and subsequently fulfillment of the Republic’s financial obligations arising from its treaty with Lesotho signed in 1986 (includes both Phase 1 and Phase 2);
•	advisory services to Umgeni Water, Water Management Institutions, Water Boards and the Department of Water and Sanitation (DWS);
•	Berg Water Project (BWP);
•	Vaal River Eastern Subsystem Project (VRESAP);
•	refurbishment of Mooi-Mgeni Transfer Scheme Phase 1* (MMTS1) and implementation of Phase 2* (MMTS2);
•	Olifants River Water Resources Development Project Phase 2C and subsequently, all the remaining phases* (ORWRDP);
•	Komati Water Scheme Augmentation Project (KWSAP);
•	Mokolo-Crocodile Water Augmentation Project Phases 1 and 2 * (MCWAP 1 and MCWAP 2);
•	Metsi Bophelo Borehole Project;
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•	short term solution to Acid Mine Drainage* (AMD);
•	coordination of Strategic Infrastructure Projects 3 and 18* (SIP3 and 18);
•	Mzimvubu Water Project;
•	off-take to the town of Kriel from the Komati Water Supply Augmentation Project;
•	Berg River–Voëlvlei Augmentation Scheme (BRVAS);
•	uMkhomazi Water project (MWP)*; and
•	Program Management Services to the Department of Water and Sanitation (DWS) in relation to Water Infrastructure Projects

*Implementation and management of these projects is still on-going.

Commercial funding for projects implemented by TCTA is secured on the basis of income agreements between TCTA and DWS; these agreements determine how costs may be recovered on each project.

As at March 31, 2021, TCTA had a total of R20 billion in outstanding debt, with the majority of this debt (64%) being attributable to the LHWP. Phase 2 of the LHWP is currently in early stages of implementation by the Lesotho Highlands Development Agency (LHDA) which is Lesotho’s implementing agent on the project. The latter is in the process of procuring contracts for advance infrastructure and the main works (dam and the tunnel).

In addition to the LHWP, TCTA is also currently servicing debt on the BWP, VRESAP, MMTS2, KWSAP, and MCWAP 1 projects. During the preceding year, TCTA continued to make capital and interest payments, as well as payments on commitment fees where applicable. TCTA anticipates that, debt will continue to decrease and thus remain within the approved borrowing limits until after financial year-end, across all projects.

TCTA’s liquidity position across all projects improved in the preceding year mainly due to an improvement in payment of the tariff receivable by the DWS. Outstanding water receivables as of March 31, 2021 were R760 million across all projects, DWS has since accelerated the payments of outstanding invoices which has led to a significant improvement of the receivables.

LHWP: in the past year, TCTA activities included the ongoing management of debt relating to the LHWP, as well as fulfillment of the associated financial obligations of the Government of the Republic of South Africa to the Kingdom of Lesotho. Negotiations with six local banks to raise R15.2 billion were concluded in the preceding year and the loan agreements were approved by TCTA’s board in March 2021. TCTA subsequently submitted a request for government guarantees to be issued before April 30, 2021, so that drawdowns can be made on time to repay the R9.6 billion WSP-5 on May 28, 2021; the WSP-5 was successfully redeemed as planned. The availability of the facilities will also enable LHDA to award the major dam and tunnel construction contracts and provide the required guarantees to contractors.

During the period, TCTA continued to repay long term and revolving credit loan facilities across all its projects, including the LHWP. Debt across all the projects is expected to remain within the borrowing limit until the respective limits expire.

TCTA has not submitted audited annual financial statements to lenders due to the delay in the finalization of the statutory audit. This is an event of default under various loan agreements. Most lenders have agreed to condone the event of default and extended a grace period to January 31 or March 31, 2022. TCTA will request further extensions if the audit is not finalized before the extended submission date

South African Post Office SOC Limited (SAPO)

SAPO is mandated to provide postal services in accordance with the Postal Services Act, 1998 (Act No. 124 of 1998). This Act provides for the regulation of postal services including its Universal Service Obligations. The Postal Services Act of 1998 sets out the licensing requirements of SAPO as prescribed by the relevant regulatory body, ICASA. In terms of the licensing framework developed by ICASA, SAPO is the only operator licensed within the reserved market, which covers all mail under 1kg. SAPO’s license is valid for a period of 25 years and is reviewed every three years in relation to SAPO’s performance in rolling out universal service obligations (USO) which include the rollout of postal addresses, points of presence and adherence to delivery targets. In the unreserved market, operators are required to register with ICASA, but there is no licensing framework. SAPO operates in both the reserved and unreserved market. SAPO’s license was issued in 2001.

For a number of years, SAPO struggled with defining its strategic role as a commercial enterprise, operating within a rapidly changing ICT environment, whilst balancing its distinct developmental mandate. A number of reforms were implemented and SAPO’s mandate was strengthened through an amendment of the Postal Services Act.

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Although the reforms provide the basis for the turnaround of SAPO, the entity is struggling to drive its commercial revenues.

For the year ended March 31, 2021, SAPO recorded a net loss after tax of R 2,431 billion. Revenue of R3.4 billion was decreased from the R4.3 billion recorded in 2020, whilst expenditure declined by R342 million from the 2020 financial year to R6.4 billion in the 2020/21 financial year. SAPO continues to experience its expenses exceeding revenues, which is in addition to the pressure created by the COVID-19 pandemic and accompanying national emergency measures. The Government continues to fund SAPO for the public service mandate of SAPO whilst efforts to restructure the entity continue.

Denel

Denel SOC Limited (Denel) is a state-owned aerospace and defense entity and has the Department of Public Enterprises (DPE) as its Shareholder Department. Denel is a global designer, developer, manufacturer, systems integrator and supplier of world-class advanced technologies and engineering services, specializing in defense, security, aerospace and related technology products and solutions. In addition, Denel is a key supplier to the South African National Defense Force (SANDF) and is deemed to be critical to the defense industry.

Denel continues to under recover on expenses as a result of significant reductions in sales and low operational activity in light of ongoing liquidity challenges. The situation was further exacerbated by the loss of key personnel and inquorate Board. Government allocated R2.9 billion to Denel in 2020/21 to settle payment obligations that fell due in the year.

In responding to the current liquidity and structural challenges, Denel submitted a strategy that seeks to repurpose and reposition the entity with a fundamental shift from its current model. The key strategic drivers include, amongst others, adapting to changing industry and markets through smart partnering, reducing reliance on Government funding and expanding relevance beyond defense markets, restructuring the balance sheet to ensure financial sustainability, retaining strategic and sovereign capabilities, exiting non-core business and optimizing properties, as well as focusing on research and development, innovation and technology for dual-use. The DPE, National Treasury and the Department of Defense has been working together to address the overall sustainability of the defense industry and the role that Denel is expected to play therein.

SA Express

South African Express Airways SOC Limited (SA Express) is a state-owned regional airline (100.0% owned by the South African Government through the Department of Public Enterprises). The company is legally and financially autonomous and operates under commercial law. SA Express operates short- and medium-haul routes connecting primary and secondary domestic and regional destinations in South Africa and neighboring countries.

SA Express was placed under involuntary business rescue on February 6, 2020. The Business Rescue Practitioners launched an urgent court application on March 25, 2020 to provisionally place the airline under liquidation. The High Court granted the provisional liquidation order on April 28, 2020. The date to determine if SA Express should be placed into final liquidation is July 4, 2022.

Development Finance Institutions (DFIs)

South Africa has seven national Development Finance Institutions (DFIs) – the Land and Agricultural Development Bank of Southern Africa (Land Bank), Development Bank of Southern Africa (DBSA), the Industrial Development Corporation (IDC), National Housing Finance Corporation (NHFC), National Empowerment Fund (NEF), Rural Housing Loan Fund (RHLF) and National Urban Housing Reconstruction Agency (NURCHA) – operating in sectors ranging from infrastructure, agriculture, industrial development and human settlements. These national DFIs are fully state-owned and report to their respective National Government shareholder departments. The Minister of Human Settlement is currently in the process of consolidating the Human Settlement DFIs (NHFC, NURCHA and RHLF) into one Human Settlements Development Bank (HSDB) and the NURCHA and RHLF have already transferred their assets and liabilities to the NHFC. However, HSDB Bill, 2020, has not been finalized. As of March 31, 2021, the South African DFIs had a total asset base amounting to R296 billion (2020: R265 billion), total liabilities amounting to R159 billion (2020: R158 billion) and capital/equity amounted to R137 billion (2020: R107 billion).

South Africa’s DFIs contribute to the government’s efforts to accelerate economic growth in a financially sustainable manner and during the COVID-19 pandemic they continued to mitigate the effects of economic slowdown by investing in small and emerging business and supporting various sectors. For example, in 2020/21, the DBSA, which funds large-scale infrastructure projects, financed projects that improved access to water, sanitation and electricity for over 129,000 households and over 100,000 households benefited from rehabilitated

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roads. During this same period, the DBSA approved new loans amounting to R14.4 billion, which is significantly less than the R39.7 billion in 2018/19 and R31.5 billion in 2019/20. This decline is attributed to the effect of COVID-19 on the economy, coupled with the DBSA’s higher cost of borrowing, which rose after the sovereign credit rating downgrades in 2020.

The Land Bank has been in default position since it first defaulted on its debt obligations on April 1, 2020. In order to support the Land Bank during the time of its financial difficultly, the Government recapitalized the Land Bank with R3 billion transfer in September 2020, with the condition that the Land Bank should utilize the funds to reduce capital across all lender groups and make interest payments. During the 2021 Budget, the Minister of Finance has made a pronouncement that the Land Bank will be further recapitalized with an additional R7 billion in order to allow it to resolve its default position and focus on its Development and Transformation (D&T) mandate. As at March 31, 2021, the Land Bank total assets reduced by 9% or R3.9 billion to R40.2 billion from R44.1 billion during the previous year at the same period and the Land Bank had also managed to reduce its total debt by 14% or R6.2 billion to R 37.6 billion from R43.8 billion during the previous year at the same period.

Where necessary, DFIs continue to be supported by the National Government through a combination of financial instruments, such as grants and guarantees and recapitalization. The government has also allowed some/certain DFIs (DBSA, Land Bank, IDC and NHFC) to obtain external loan funding which consists of loans obtained from capital market funding as well as concessionary funding from multilateral development finance institutions. Currently only two DFIs, the DBSA and the IDC are permitted through their Acts to operate and invest outside the borders of South Africa.

Informal Sector of the Economy

The informal sector employs 2.7 million people (excluding agriculture and domestic service) and, as of September 30, 2021, accounted for 18.9% of total employment.

Informal enterprises encompass a very wide range of activities, such as the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprises also mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Since the informal sector operates outside the legislated labor environment, employment tends to be casual, based on kinship or personal and social relations rather than on contractual arrangements with formal guarantees.

Employment and Trade Unions

Employment

Employment remains one of the key challenges for the South African economy. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income.

The Quarterly Labor Force Survey (QLFS) for the third quarter of 2021 showed that the official unemployment rate stood at 34.9% compared to 34.4% in the second quarter of 2021. The number of employed people in the non-agricultural formal sector has increased by 147,192 since the third quarter of 2010 and the number in the informal sector has increased by 418,667 during the same period. The agriculture sector has seen an increase of employed people by 154,930 since 2010.

The labor force participation rate decreased by 0.2 percentage points from the third quarter of 2010 to 55.2% in the third quarter of 2021. South Africans who are not economically active increased by 3,088,719 during the same period, while that of discouraged work seekers increased by 1,782,920.

The number of South Africans with tertiary education and who are not economically active increased by 305,635 from September 2010 to 728,102 in September 2021.

The table below denotes disaggregated formal employment levels.

Total non-agriculture formal employment per sector as at June 30, 2021	Total employed as at September 30, 2021 (thousands)	September 30, 2021% change	Change since September 30, 2010 (thousands)	Average growth per year since December 31, 2010
Mining	342	(12.5)%	19	0.3%
Manufacturing	1,197	(1.7)%	(402)	(3.5)%
Utilities	91	(19.4)%	(10)	(1.0)%
Construction	739	(6.9)%	(51)	(5.3)%
Trade	1,710	(13.7)%	(306)	(11.5)%
Transport	631	(1.7)%	44	1.4%
Financial Services	2,130	5.2%	587	3.6%
Community	2,784	(7.5)%	263	(1.9)%
Total	9,628	(5.6)%	147	(3.7)%

Note: Total includes other industries. Due to rounding, numbers do not necessarily add up to totals.

Source: Quarterly Labor Force Survey (QLFS), Stats SA.

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The following table sets forth the change in formal, non-agricultural, formal employment and the percentage of registered unemployed people for the periods indicated.

	For the year ended December 31,					As at three months ended June 30,
	2016	2017	2018	2019	2020	2021
Employment (% change on prior year)(1)
Public Sector(1)	1.4	2.8	1.1	1.1	0.4	(10.7)
Private Sector(1)	0.3	0.6	0.5	0.7	(6.3)	0.4
Total	0.5	(0.2)	0.6	0.8	(4.8)	(2.4)
Official Unemployment(2) (%)	26.7	27.5	27.1	28.7	29.2	34.4

____________________

Notes:

(1)       Employment in the formal non-agricultural sectors.

(2)       QLFS as at December 31, 2020. From January 2015, the estimates are based on a new master sample, which impacts comparability with the previous periods.

Source: QES, QLFS, Stats SA, SARB.

The national government has placed job creation and skills development at the heart of its policies, by promoting an environment that is conducive to private sector growth and investment, with future legislation and regulation being subject to a socio-economic impact assessment before being passed, and microeconomic reform as well as by directly impacting employment levels through public sector hiring and targeted job-creation programs. Some of these interventions include the following:

•	The Employment Tax Incentive aims to incentivize firms to employ young inexperienced workers, and at the same time providing younger workers with work experience to improve the probability of later employment. Initial impact analyses suggest a modest but positive impact. A 10-year extension was agreed by social partners in September 2018. Within the current legislative cycle, the Incentive has been extended to February 2024, with a further extension to February 2029 put forward with the legislative amendments in the 2019 legislative cycle. In response to the COVID-19 pandemic, the Employment Tax Incentive was expanded to benefit more than four million workers and the UIF which provides assistance to affected workers through existing benefits, including illness, reduced work time, unemployment and a news scheme of benefits through TERS. UIF COVID-19 TERs has provided R60.7 billion in benefits to 4.8 million workers as at September 30, 2021.
•	The Expanded Public Works Program (EPWP) is one of government’s short-to-medium term programs aimed at providing short-term jobs and training for the unemployed. It is a national program covering all spheres of government and state-owned enterprises.
•	The National Skills Development Strategy (NSDS) guides skills development in South Africa and seeks to ensure that the labor market is better able to cope with developmental challenges such as poverty, inequality and unemployment through responsive education and training.
•	The Jobs Summit convened in October 2018 followed extensive consultation with government and its social partners, who have collectively arrived at a number of agreements on interventions to drive job creation and job retention. These include in areas such as public employment programs, new sector-specific labor-intensive initiatives, and enhanced policy and regulatory certainty that works to unlock inclusive growth and employment. The Government has budgeted for over a million work opportunities per year for the next three years which will be extended through the Expanded Public Works Program and the Jobs Fund.
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Education, skills, employment and unemployment

There is a positive correlation between skills levels (using educational attainment as a proxy) and employment. Individuals with lower skills levels represent the majority of the unemployed. As at September 30, 2021, narrow unemployment stood at 40.2% for workers with less than complete secondary education, while it falls to 36.5% for workers with completed secondary education and 12.5% for workers with technical or academic qualifications beyond secondary education.

Education

Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education. Education will continue to receive the largest share of government spending over the MTEF period, rising from R417.8 billion in 2021/22 to R434.8 billion in 2024/25. South Africa’s total expenditure is above the 15% to 20% threshold as set by the UNESCO Education for All initiative in 2008.

According to Education Statistics 2019, published in January 2020 by the Department of Basic Education, the South African basic education system had 13.0 million students, 440,857 educators and 24,998 schools, of which 1,922 were independent schools. There were more male learners relative to the females (49.3%) in the schooling systems. Improving learner performance in literacy and numeracy is central to the overall improvement in education outcomes at all levels. South Africa’s performance within basic education is substandard, pupil to teacher ratio in primary education ranked 109 out of 141 countries as per the most recent World Economic Forum’s Global Competitiveness Report.

The National School Nutrition Program (NSNP) grant aims to improve the nutrition of poor schoolchildren, enhance their capacity to learn and increase their attendance at school and provides daily meals to approximately 9 million learners at 19,950 schools. The NSNP is funded by means of a conditional grant. The program provides a free daily meal to learners in the poorest schools (quintiles 1 to 3). To provide meals to more children, while still providing quality food, growth in the grant’s allocations over the MTEF period averages 5.0%, with a total allocation of R25.5 billion.

A safe and secure learning environment is a critical element to improving the quality of learning and teaching. The national Department of Basic Education uses the indirect school infrastructure backlogs grant to replace unsafe and inappropriate school structures and to provide water, sanitation services and electricity on behalf of provinces. This grant is allocated R5.8 billion over the medium term in the Planning, Information and Assessment Program. However, projects funded by the school infrastructure will come to an end in 2022/23 and the funds will be part of the Education Infrastructure Grant in 2023/24.

The math, science and technology grant provides for ICT, workshop equipment and machinery to schools aims to better outcomes in math and science in the long term. The grant’s total allocation is R1.3 billion over the medium term. The fiscal consolidation reductions to this grant are equivalent to 3% of the grant’s baseline in 2020/21, 3% in 2021/22 and 3% in 2022/23. The HIV and AIDS (life skills education) program grant provides for life skills training and sexuality and HIV/AIDS education in primary and secondary schools. The program is fully integrated into the school system, with learner and teacher support materials provided for Grades 1 to 9. The grant’s total allocation is R767 million over the medium term. The fiscal consolidation reductions to this grant are equivalent to 8.8% of the grant’s baseline in 2020/21, 9.5% in 2021/22 and 11.5% in 2022/23.

The learners with profound intellectual disabilities grant aims to expand access to education for these learners. Over the MTEF period, the grant will provide access to quality, publicly funded education to such learners by recruiting outreach teams. This grant has been allocated R765 million over the 2020 MTEF period.

Higher education

The Department of Higher Education and Training will focus on increasing student access and improving staff development in the university system by increasing allocations to universities with a high proportion of students and staff from historically disadvantaged population groups. In 2020/21, the University Capacity Development Program will receive R1.1 billion, the Historically Disadvantaged Institutions Development Program will receive R536.3 million and the Infrastructure and Efficiency Program will receive R2.8 billion.

Access to university education has steadily increased, with enrolment in public universities up from 892,936 in 2010 to 975,837 in the 2016 academic year. One of the key outputs identified under this priority outcome is to increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrolment and graduation numbers in these key areas.

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The 2020 Budget Review noted that in the medium-term, the focus for higher education will be to expand access to universities and technical and vocational education and training (TVET) colleges, improve their performance, develop artisans, support work-based learning, and strengthen the management and governance of community education and training colleges.

Expenditure for the National Student Financial Aid Scheme increased in the 2021 Budget Review at an average annual rate of 7.3% from R36.7 billion in 2020/21 to R38.6 billion in 2023/24. The institution expects to fund more than 1 million students at universities and more than 870,000 students at TVET colleges over the period.

Trade Unions and Labor Disputes

The Labor Relations Act, 1995 (Act No. 66 of 1995) (Labor Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. Trade union representation is an accepted fact of industrial practice in South Africa. Almost all sectors of the economy, including the public service, have representative unions which engage employers over issues affecting their workforce.

Union density serves as an indication of the strength and potential influence of unions in the economy. South Africa’s union density is quite high. As at October 2021, the number of registered trade unions was 225.

Most trade unions in South Africa are organized in federations, of which there are 24 registered with the Department of Labor as of April 2017. The largest federation is the Congress of South African Trade Unions (COSATU), which had approximately 1.8 million members as of 2019. COSATU includes the National Union of Mineworkers, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa (with a membership of over 560,000 members) and the National Council of Trade Unions (with a membership of approximately 400,000 members).

The Labor Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike as well as setting out the procedures for instituting legal strikes, introducing special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protecting an employer’s right to have recourse to lockout. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labor Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labor Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed.

The Labor Relations Act permits the use of privately negotiated dispute resolution procedures and also encourages a centralized dispute resolution mechanism. The Commission for Conciliation, Mediation and Arbitration (CCMA) is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labor Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labor Court. The Labor Court is comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labor Relations Act.

The Labor Relations Amendment Act, 2014 (Act No. 6 of 2014) gave legal power to the CCMA to approach parties during negotiation to assist in resolving labor disputes. It is expected that this will help avoid disruptions to the economy. The CCMA has already demonstrated success in this regard, and has cut the duration of arbitration proceedings by more than 75% since 2003. The CCMA was heavily involved in the private security sector negotiations since violent strikes in 2005/06.

In May and June 2018, the National Government (acting through the Department of Public Service and Administration) entered into a collective agreement with the majority of the trade unions representing public sector employees. The collective agreement provided for salary increases for public service employees over a period of three financial years (i.e., 2018/19, 2019/20 and 2020/21). The collective agreement was implemented for the FY 2018/19 and the FY 2019/20. The National Government declined to implement the collective agreement for the FY 2020/21, arguing that it would cost the fiscus R37.8 billion and that was unable to fund that cost. Various public sector trade unions (after unsuccessful negotiations with the government) launched an application in the Labor Appeal Court (LAC) seeking an order enforcing the collective agreement for the FY 2020/21. The LAC held that the provision of the collective agreement which regulated wage increases for 2020/21 was unlawful for violating the Constitution (among other laws) and dismissed the application. The trade unions sought leave to appeal to the Constitutional Court (CC). On February 28, 2022, the CC upheld the findings of the LAC (against the trade unions) and dismissed the appeal by the trade unions. The CC held that it would not be just and equitable to require the State to make good the illicit salary increases it promised at the expense of far more pressing needs affecting the country.

Labor Legislation

The Basic Conditions of Employment Amendment Bill and Labor Relations Amendment Bill, which together introduced a national minimum wage (NMW) of R20 an hour, became effective in January, 2019. Further, the legislation provides for the technical arrangements needed to support implementation of the NMW. In addition, an agreement on codes of good practice should help to normalize employer/ employee relations, build trust and increase propensity to hire. The codes set out practical guidelines for standard behavior during collective bargaining, industrial action and picketing.

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Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments. South Africa is considering the introduction of a comprehensive social security system.

Inflation and Wages

Prices and Wages	For the year ended December 31,
	2016	2017	2018	2019	2020	2021
Consumer Prices(1)	97.83	102.99	107.75	112.20	115.9	123.9
Percentage change from prior year	7.0%	5.00%	4.2%	3.6%	3.3%	5.9%
Production Prices(2)	97.78	102.54	108.13	113.13	98.3	105.9
Percentage change from prior year	7.1%	4.9%	5.4%	4.7%	2.5%	7.1%
Remuneration per worker	149.60	159.10	166.80	173.7	175.10	-
At current prices	5.8%	6.4%	4.8%	4.0%	0.8%	-
At constant prices	(0.5)%	0.3%	1.5%	0%	(3.9)%	-

Notes:

(1)       December 2016 = 100.

(2)       December 2020 = 100.

Source: SARB, Stats SA.

Annual consumer price inflation was 5.9% in December 2021 compared to 5.5% in November 2021, the highest since March 2017. The main contributors in headline inflation were food and non-alcoholic beverage, fuel, transport, housing and utilities and miscellaneous goods and services. The 2022 Budget projects that headline inflation will decrease to 4.8% in 2022 and 4.4% in 2023.

Food and non-alcoholic beverages increased by 5.5% in December 2021 year-over-year contributing 1.0 percentage points to the total CPI annual rate of 5.9%. Housing and utilities increased by 4.2%, contributing 1.0 percentage point, transport increased by 16.8% and contributed 2.3 percentage points, miscellaneous goods and services on the other hand increased by 4.3% and contributed 0.7 percentage point.

Fuel prices increased by 40.4% in December 2021 compared to the previous year due to higher global crude oil prices. Though the 2022 Budget notes that fuel prices are expected to ease during 2022, the Budget also expects that they will remain elevated and above the 2019 average price level as global supply-demand imbalances have triggered an acceleration in the price of raw materials and intermediate inputs, which will continue to put upward pressure on consumer inflation. The ongoing hostilities between Ukraine and Russia in 2022 have increased strains on global supply and increased the cost of oil and gas globally, increasing inflation pressures around the world.

Core inflation, which represents the long-run trend of the price level and excludes more volatile items, was at 3.4% in December 2021 from 3.3% in November 2021, the highest since November 2020 and forecasts of 3.3%.

Growth in nominal remuneration per worker in the formal non-agricultural sectors of the economy accelerated further from 3.6% in the first quarter of 2021 to 10.1% in the second quarter, largely due to artificially low base in private sector remuneration per worker a year earlier during the initial national lockdown. Marginal growth in public sector remuneration per worker over the same period reflected the non-implementation of the annual public sector wage increase in 2020 to curb the large government wage bill amid unforeseen COVID-19 spending priorities.

Producer price inflation for final manufactured goods accelerated from 9.6% to 10.8% from November 2021 to December 2021, reflecting the increased in coke petroleum, chemical, rubber and plastic products.

Monetary and Financial System

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

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The South African Reserve Bank (SARB)

The SARB is the central bank of South Africa, with its head office in Pretoria and cash center branches in Cape Town, Durban and Johannesburg. The Constitution established the SARB as an independent central bank, subject only to acts of Parliament and to regular consultation with the Minister of Finance. The Constitution states that the primary object of the SARB is to protect the value of the currency in the interest of balanced and sustainable economic growth in the Republic. In line with this objective, the principal responsibilities of the SARB are set out in the South African Reserve Bank, 1989 (Act No. 90 of 1989) (South African Reserve Bank Act) and include, among others: formulating and implementing monetary policy; issuing banknotes and coin; acting as banker to the National Government; regulating banks licensed to operate in South Africa; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations for purposes of the implementation of monetary policy; supervising large primary, secondary and tertiary co-operatives; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange control policies in cooperation with the Minister of Finance and the National Treasury. Following the enactment of the Financial Sector Regulation, 2017 (Act No.9 of 2017) (Financial Sector Regulation Act), the SARB was also given an explicit financial stability mandate and the Prudential Authority (PA) was formally established on 1 April 2018. The PA is a legal entity operating within the administration of the SARB. The objective of the PA is to: promote and enhance the safety and soundness of financial institutions that provide financial products and securities services; promote and enhance the safety and soundness of market infrastructures; protect financial customers against the risk that those financial institutions may fail to meet their obligations; and assist in maintaining financial stability. Thus, through the PA, the SARB now also regulates certain non-banking financial institutions.

Unlike many other central banks, shares in the SARB are held by private shareholders, with no shares held by the National Government. The SARB was listed on the JSE from its inception in 1921 until May 2002, when it was de-listed. Currently, approximately 758 shareholders, including companies, institutions and individuals, hold SARB shares. No single shareholder may hold more than 10,000 shares. Dividends are paid to shareholders out of net profits at a rate of 10.0% per annum of the nominal value of the shares. After certain provisions, 10.0% of the SARB’s surplus in any year is paid into a statutory reserve fund, and the balance is paid to the National Government.

The SARB’s Board of Directors has 15 members, who hold office for a period of three years, which can be renewed for a further two terms of three years each. The Governor and three Deputy Governors of the SARB are appointed by the President for an initial five-year term and subsequent terms of five years or less. Mr. Lesetja Kganyago was appointed Governor of the SARB with effect from November 9, 2014. On July 10, 2019 President Ramaphosa announced that Governor Kganyago’s term would be extended for another five years to end in November 2024. Of the remaining 11 directors, four are appointed by the President, with the remaining seven elected by the SARB’s shareholders.

The South African Reserve Bank Act was amended in 2010 (through Amendment Act No. 4 of 2010) to provide mechanisms to ensure that shareholders contribute to the functioning of the SARB without adversely influencing the SARB’s decision-making capabilities through group or block formations.

Monetary Policy

The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy contributes to the broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

The current inflation-targeting framework is a broad-based strategy for achieving price stability, centered on an analysis of price developments, and is characterized by a publicly announced inflation target range. In recent years, the SARB has been clear that the 3.0-6.0% target should not be interpreted as a 6.0% target and that policymakers would prefer to have inflation expectations be anchored around the 4.5% mid-point. Monetary policy decisions are guided by the deviation of the expected rate of increase in headline CPI from that target. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models. The framework includes a degree of flexibility, permitting temporary departures of inflation from the target in the event of shocks (such as oil price movements). From 2000 onwards, the Core Model of the SARB served as the frontline model responsible for headline growth and inflation forecasts. However, since September 2017, the Monetary Policy Committee (MPC) introduced the Quarterly Projections Model (QPM) as the frontline model, while retaining the Core Model in a supporting role. The SARB’s QPM is used to forecast not just future inflation but also the optimal policy rate path required to bring headline inflation to the mid-point of the target range. That said, the MPC does not mechanically follow the QPM’s prescriptions, which are one of many indicators and analyses used to decide on monetary policy action.

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In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB creates a money market shortage through the cash reserve requirement and notes and coins in circulation, and uses open market operations to manage the amount of liquidity available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and sets the basis for all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the liquidity conditions in the money market or the level and pattern of interest rates. The SARB utilizes a market liquidity shortage mechanism to implement monetary policy, the level was set at R56 billion prior to the onset of the COVID-19 pandemic in March 2020, but has since fluctuated and more recently been around R30 – R40 billion. Through its refinancing system, the SARB provides liquidity to banks with one week (t+7) maturity to enable banks to meet their daily liquidity requirements. The SARB does not provide unsecured loans and as such participating banks pledge securities in the form of High Quality Liquid Assets (HQLA) in the main repurchase auction for the funds received. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations.

The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in 1998, the SARB no longer acts as an agent for the National Government in buying or selling its securities. During 2004 the SARB conducted a review of its money-market operations. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement on the Wednesday morning prior to the main weekly repurchase auction, of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week (this announcement has since fallen away due to the fixed liquidity shortage mechanism of R56 billion). The introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread (initially 50 basis points and currently 100 basis points) above or below the prevailing repurchase rate to was accommodate banks with short or long liquidity positions.

However, the central feature of the SARB’s operational arrangements – the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC – remains unchanged.

Before the introduction of the changes to the SARB’s refinancing operations, the accommodation amount provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month end and lower levels towards the middle of the month. In order to even out the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized. This level increased over the years and was fixed at R56 billion since September 2016.

Following the closing-out of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through the measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in

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September 2004, as vault cash was no longer allowed as part of qualifying cash reserves due to the phase-out of vault cash concessions, which started in September 2001. The forward book has since increased in size during 2020, as the SARB conducted foreign currency swaps to neutralize the money market liquidity impact of converting the international financial institution inflows of over USD$4.5 billion in 2020 to ZAR for the National Treasury. These swaps will mature with the growth in the autonomous factors.

The outstanding amount and composition of interest-bearing instruments utilized by the SARB were changed to drain liquidity from the money market. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005. Debentures are currently offered on a weekly basis with 7-day, 14-day, 28-day and 56-day maturities. However, demand for debentures has sharply decreased in recent years.

The market value of South African Government bonds in the SARB’s monetary policy portfolio amounted to approximately R40 billion nominal loans as at June 2021, as the SARB entered the secondary market and purchased government bonds during the COVID-19 pandemic, to deal with market dislocations. In order to address liquidity challenges experienced during the COVID-19 pandemic, the SARB also implemented term repurchase operations and provided intraday overnight supplementary repurchase operations on a daily basis (with the exception of the main repo day). In addition, to prevent the hoarding of liquidity, the corridor for the standing facility repos were widened to repo less 200 basis points (for surplus cash) and repo (for banks needing cash). All of the special operations have been removed and the corridor on the standing facilities has reverted to repo plus or minus 100 basis points.

The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

	2020	2021	2022
	(%)
January	6.25	3.50	4.00
February	6.25	3.50
March	5.25	3.50
April	4.25	3.50
May	3.75	3.50
June	3.75	3.50
July	3.50	3.50
August	3.50	3.50
September	3.50	3.50
October	3.50	3.50
November	3.50	3.75
December	3.50	3.75

Source: SARB.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	As at December 31,
	2016	2017	2018	2019	2020	2021
	Rand (million)
Coin and banknotes in circulation	107,573	114,430	124,946	127,072	139,569	144,403
Check and transmission deposits	702,822	748,084	764,219	788,044	949,152	1,006,975
Total: M1A(1)	810,395	862,515	889,165	915,116	1,088,720	1,151,378
Other demand deposits(2)	796,516	838,451	888,922	920,164	1,100,656	1,165,587
Total: M1(3)	1,606,911	1,700,966	1,778,087	1,835,280	2,189,376	2,316,965
Other short- and medium-term deposits(4)	994,290	1,105,067	1,116,998	1,199,167	1,300,337	1,351,911
Total: M2(5)	2,601,201	2,806,033	2,895,085	3,034,47	3,489,713	3,668,876
Long-term deposits(6)	555,346	553,098	650,685	729,286	628,889	684,898
Total: M3(7)	3,156,546	3,359,131	3,545,770	3,763,732	4,118,602	4,353,774

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Notes:

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.
(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.
(3)	M1A plus other demand deposits held by the domestic private sector.
(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with, and savings bank certificates issued by the Postbank (a subsidiary of the post office).
(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.
(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.
(7)	M2 plus long-term deposits held by the domestic private sector.

Source: SARB.

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Since the introduction of an inflation-targeting monetary framework, growth in the most broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.

The average annual growth in M3, which has been muted since 2016, accelerated from a low of 6.2% in 2018 to 9.6% in 2020. This was boosted by high twelve-month growth which peaked at 11.1% in June 2020 during the initial strict phase of the national COVID-19 related lockdown. Subsequently, growth in M3 moderated to 9.4% in December 2020, followed by a sharp deceleration to 0.1% in June 2021. Since then year-on-year growth in M3 accelerated to 5.7% in December 2021, supported mainly by a reversal of the pronounced contraction in the deposits of financial companies while growth in household deposits remained relatively stable. Growth in the deposit holdings of non-financial companies also maintained a steady pace of expansion up to December 2021, after having moderated at the start of 2021. Growth in the deposit holdings of the household sector initially accelerated because of curbed spending activity during the strict national lockdown phases in 2020, but growth in their deposits has since moderated from 12.6% in July 2020 to 8.6% in December 2021. During the course of 2020 up to late 2021, the rand value of foreign currency-denominated deposits increased to new highs as, among others, mining companies increased their holdings of foreign currency-denominated deposits amid favourable commodity prices. The deposit holdings of financial companies decelerated from late 2020 to contract by as much as 12.0% in June 2021 as the low interest rate environment encouraged these companies to seek higher yielding alternative investments. Since then the deposits of financial companies once again accelerated to 12-month growth of 3.1% in December 2021.

Although M3 growth accelerated during the second half of 2021, it contrasted the rebound in nominal GDP and probably reflected the detrimental impact of the protracted COVID-19 pandemic and related restrictions on economic activity, profitability, and income security.

The preference for cash, check and other demand deposits initially remained strong throughout 2020 up to early 2021 as depositors favored liquidity amid the uncertain economic environment. Growth in this deposit category reached a high of 20.0% in November 2020, but decelerated to 5.8% in December 2021 as interest moved to longer term deposits and the base effects of the highs in 2020 worked out of the data. Growth in short- and medium-term deposits also moderated from a high of 12.7% in June 2020 to contract by 5.1% in June 2021 before accelerating to 4.0% in December 2021. Growth in long-term deposits lost favour at the height of the national lockdown and contracted from the second half of 2020 up to the first half of 2021. Following the significant easing of monetary policy during the course of 2020 – aimed at alleviating the impact of the pandemic – depositors became reluctant to enter into new fixed long-term deposits at the prevailing low interest rates. Growth in long-term deposits has since reverted to positive growth of 13.1% in November 2021 and 8.9% in December 2021.

Financial System Stability

The SARB’s purpose and primary outcomes are constitutionally and statutorily defined. The stipulated mandate, as enshrined in the Constitution, bestows on the SARB the task of protecting the value of the currency in the interest of balanced and sustainable economic growth and contributing to the stability of the financial system. To pursue its financial stability mandate, the SARB, with the help of the Financial Stability Committee (FSC) and the Financial Stability Oversight Committee (FSOC) continuously assesses the stability and efficiency of the key components of the financial system and, formulates and reviews policies for intervention and crisis resolution. In 1999, the SARB established the FSC with the specific mandate to strive to enhance financial stability by continuously assessing the stability and reliance of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

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In line with its constitutional and legislative mandate, the SARB responded with a broad array of monetary and macroprudential measures to mitigate the economic impacts of the COVID-19 pandemic. The SARB’s policy responses encompassed monetary policy instruments, interventions in financial market operations, regulatory tools as well as collaborations with other entities to provide relief to the economy and enable the financial sector to help customers in need. In addition, through its participation in global forums, the SARB contributed to the strengthening of the global financial safety net.

The Financial Sector Regulation Act came into effect on 1 April 2018 and assigned the financial stability mandate to the SARB. The Financial Sector Regulation Act also established statutory structures for the coordination and cooperation on financial stability issues among financial sector regulators through the FSOC. As set out in the Financial Sector Regulation Act, the FSOC is composed of representatives from the Financial Sector Conduct Authority (FSCA), PA, Financial Intelligence Centre, National Credit Regulator as well as the SARB. Its primary objective is to support the SARB in promoting financial stability, through co-operation and collaboration, and co-ordination of action, among the financial sector regulators and the SARB.

The Financial Sector Regulation Act also established the Financial Sector Contingency Forum (FSCF), with broad representation from the financial industry. Its primary objective is to assist the FSOC with the identification of potential risks and to coordinating of plans and actions to mitigate such risks.

Regulation of the Financial Sector

South Africa has committed to implementing legislative and regulatory frameworks in line with the G20 recommendations. The Financial Sector Regulation Act introduced a Twin Peaks model of financial regulation, establishing the PA within the administration of the SARB, and the FSCA. However, the SARB retains the mandate for financial stability. The objectives of the PA include the promotion and enhancement of the safety and soundness of financial institutions that provide financial products and securities services, and of market infrastructures, protection of financial customers from risks of those regulated financial institutions emanating from their failure to meet obligations and in addition assisting the SARB in maintaining financial stability. The FSCA has a market conduct focus, with objectives to enhance and support the efficiency and integrity of financial markets, the protection of financial customers by promoting fair treatment of financial customers, provision of financial education programs in addition to assisting in maintaining financial stability. The authorities have various regulatory instruments including prudential, conduct and joint standards, in line with their respective roles.

Domestic regulation and supervision requirements generally adhere to international standards. For instance, in terms of the South African regulatory framework, financial institutions must comply with all relevant Basel capital adequacy and liquidity standards. South Africa is already in compliance with the capital requirements of Basel III and will continue to endeavor to comply with all the other related requirements. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially-constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

Recent legislative and regulatory initiatives coming into force since 2017 include the following:

•	The Financial Sector Regulation Act, came into effect on 1 April 2018 and the PA and FSCA were established on the same date. The Financial Services Regulation Act has as its objective to enhance financial stability and mandates the SARB as the key player, with contributions from the PA and the FSCA. In addition, the Financial Services Regulation Act promotes, among other things, financial stability, the fair treatment and protection of financial customers, the efficiency and integrity of the financial system, the prevention of financial crime and transformation in the financial sector.
•	In August 2015 the National Treasury, in cooperation with the SARB, published a paper on “Strengthening South Africa's resolution framework for financial institutions”. The Financial Sector Laws Amendment Bill, 2018, was published in September 2018 and incorporates the proposals set out in the 2015 paper, including the designation of the SARB as Resolution Authority. In July 2019 the SARB published a discussion paper on its intended approach to resolution when it becomes the Resolution
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Authority. The Financial Sector Amendment Bill was tabled in Parliament in August 2020 and signed by the President in January 2022. The Financial Sector Amendment Act, 2021 (Act No. 23 of 2021) will come into effect on a date to be determined. Different dates may be determined for different provisions. The objectives of the Financial Sector Amendment Act are to, amongst others things, provide for the establishment of a framework for the resolution of designated institutions to ensure that the impact or potential impact of a failure of a designated institution on financial stability is managed appropriately; to designate the SARB as the Resolution Authority; to establish a deposit insurance scheme (which will be South Africa’s first comprehensive deposit insurance scheme that will ensure that depositors are paid some of their funds when a bank fails), including a Corporation for Deposit Insurance and a Deposit Insurance Fund.
•	In December 2016, Parliament’s Standing Committee on Finance (SCOF) invited the public to make written submissions on the Insurance Bill, 2016, which was tabled by National Treasury in Parliament on January 28, 2016. The Bill provides a consolidated legal framework for the prudential supervision of the insurance sector in line with the international standards for insurance regulation and supervision. After public consultation and approval by both houses of Parliament, the Insurance Act, 2017 (Act No. 18 of 2017) was promulgated on 1 July 2018. Forty-two insurance prudential standards applicable to the different types of insurance entities were also published on 1 July 2018 to provide for the regulatory framework for insurers.
•	In February 2018, National Treasury published the final Ministerial Regulations issued in terms of the Financial Markets Act, 2012 (Act No.19 of 2012) (Financial Markets Act). These regulations cover the OTC derivatives markets and mark a significant achievement in terms of meeting the G20 obligations to implement legislative and regulatory reforms for safer financial markets. In addition, the FSCA and PA have issued accompanying conduct and joint standards for the authorization of OTC derivatives providers, additional trade repository licensing requirements, conduct standards for providers, and trade-reporting obligations and margin requirements for non-centrally cleared derivatives. The margin requirements, which provide a framework for the exchange of initial and variation margin for non-centrally cleared OTC derivative transactions, came into effect on August 16, 2021. Additionally, amendments to the Insolvency Act, 1934 (Act No.24 of 1934) were effected, and in relevant part, the amendments provide for a process for when a creditor realizes security in terms of a master agreement and to empower the Master to deal with disputes raised by the trustee/ creditors regarding the preference of the secured creditor (pursuant to the master agreement). This is to ensure that collateral exchanged as initial margin could be easily and readily realizable in the event of a counterparty default due to the insolvency of a counterparty in an OTC derivative transactions.
•	There are currently five licensed exchanges in South Africa, namely the JSE Limited, A2X Proprietary Limited, Cape Town Stock Exchange Proprietary Limited (previously, 4 Africa Exchange Proprietary Limited) (Cape Town Stock Exchange), ZRX Proprietary Limited and EESE Proprietary Limited. The JSE Limited being the oldest exchange in the Republic makes provision for the listing and trading of multiple classes of securities whereas the other exchanges cater for a very niche market with their own unique value proposition and business model. There are currently two central securities depositories, namely Strate Proprietary Limited (Strate) and Granite Proprietary Limited (Granite); however, Granite is yet to commence operations. There are also two clearinghouses licensed in South Africa namely Strate and JSE Clear Proprietary Limited (JSE Clear). JSE Clear is a wholly owned subsidiary of JSE Limited, and is licensed to provide clearing functions in respect of JSE listed derivatives. It is in the process of transitioning to an independent clearinghouse and central counterparty so as to comply with transitional provisions as set out in the Financial Markets Act as well as the Financial Markets Act Regulations of 2018. Strate is licensed as a clearinghouse for bonds listed on the JSE.
•	The National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services.
•	On 23 May 2019, the Banks Act, 1990 (Act No. 94 of 1990) (Banks Act) was amended to regard national state-owned companies as public companies for purposes of the application of the Banks Act and to determine prerequisites for these companies and their holding companies to qualify to apply for establishment as a bank.
•

In April 2017 the Financial Intelligence Amendment Bill was signed into law. The Financial Intelligence Amendment Act, 2017 (Act No.1 2017) formalizes the requirement for supervised entities to follow a risk based approach to mitigate and manage the risk that the provision by the banks and life insurers of its products or services may involve or facilitate money laundering activities or the financing of terrorist and related activities. This is required to be achieved primarily through the implementation of an effective risk management and compliance program. Similarly, the PA applies a risk based approach to supervision.

During October and November 2019, the PA was assessed by Financial Action Task Force (FATF) as part of the mutual evaluation (ME) conducted in respect of South Africa. The ME process is one which assessed the effectiveness of the South African AML/CFT regime as well as technical compliance linked thereto. The PA, along with other supervisors, was assessed against the criteria for effective supervision in terms of the FATF Methodology under Immediate Outcome 3. The rating that was assigned for the effectiveness of supervision across supervisors was that of a moderate rating. The results of the ME are detailed in the ME report which was published in October 2021. Due to the ratings received across the majority of the 11 immediate outcomes, South Africa has been placed under observation by FATF for a period of twelve months ending in October 2022. This will afford relevant agencies and stakeholders a twelve month period to demonstrate that significant progress has been made to address the findings emanating from the ME. The PA has commenced a project to address the pertinent recommendations contained in the ME report.

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•	On January 16, 2019, the Intergovernmental Fintech Working Group’s (IFWG) Crypto Assets Regulatory Working Group (CAR WG) released a consultation paper on policy proposals for crypto assets. The paper discusses issues relating to the classification of crypto assets, the risks and benefits of crypto assets and tentative proposals on how to regulate crypto assets in South Africa. In June 2021, the CAR WG published its crypto assets policy paper which outlines how the South Africa crypto asset industry will transition from an unregulated landscape to one that is subject to the regulatory purview of the FSCA, the SARB and the Financial Intelligence Centre (FIC).
•	After public consultation and approval by both houses of Parliament, the National Credit Amendment Act 9 of 2019 (NCAA) was promulgated on 19 August 2019. The NCAA provides debt intervention relief under specified criteria, the aim being to promote a change in lending and borrowing practices and behavior in relation to over-indebted customers.
•	In line with the SARB's mandate to protect and enhance financial stability, section 29 of the Financial Sector Regulation Act provides the Governor of the SARB with the power to designate a financial institution as a systemically important financial institution (SIFI). On 20 August 2019 the Governor gave formal notice to six identified institutions of his intention to designate them as SIFIs. In line with Financial Sector Regulation Act requirements the names of these SIFIs, being Absa Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited, Nedbank Bank Limited, Investec Bank Limited and Capitec Bank Limited was publically disclosed in the Financial Stability Review 2nd Edition (November 2019).
•	In May 2019, the SARB concluded its 10-month consultative process on the reform of selected interest rate benchmarks for South Africa. This resulted in the classification of two categories of risk free rates. The first relates to alternative reference rates and falls within the ambit of the Market Practitioners Group (MPG). The second relates to benchmark interest rates and remains the responsibility of the SARB. With regard to alternative reference rates, and in particular Johannesburg Interbank Average Rate (JIBAR) reform, the SARB recommended that the current JIBAR methodology be phased out and be replaced as soon as reasonably practicable. On the recommendation of the MPG, the SARB focused on the strengthening of the existing JIBAR framework by publishing the revised JIBAR Code of Conduct and Operating Rules (Code) in April 2021. The next phase will involve the adoption of and transition to an alternative reference rate which is suitable to the South African market.
•	In June 2020, the PA and the FSCA published a joint standard on the fitness and propriety of significant owners of financial institutions.

Structure of the Banking Industry

At the end of May 2021, 18 banks, four mutual banks and 13 local branches of foreign banks were registered with the PA. In addition, 29 foreign banks had authorized representative offices in South Africa.

The four largest banking groups dominated the South African banking sector. Absa Bank Limited, the Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited accounted for 82.2% of total banking-sector assets at the end of May 2021. The four largest banks offer a wide range of services to both individual and corporate customers at branches across all nine provinces.

Total banking-sector assets contracted by 0.8% to R6,491 billion at the end of May 2021 (May 2020: R6,543 billion), underpinned by decreases in loans and advances, derivative financial instruments and other assets. Gross loans and advances declined by 0.1% to R4,559 billion at the end of May 2021 (May 2020: R4,563 billion).

Profitability in the banking sector remained under strain in 2020 and into 2021 due to a challenging operating environment. Banks remained adequately capitalized and the capital adequacy ratio for the banking sector was 17.3% in May 2021 (May 2020: 15.8%), exceeding the 10.5% minimum capital adequacy requirement and therefore reflecting adequate systemic capitalization. The banking sector’s capital consists mainly of share capital and reserves (the highest loss-absorbing capital types). Impaired advances to gross loans and advances, a key indicator of credit risk, deteriorated from 4.6% in May 2020 to 5.2% in May 2021.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter was built around a central vision of promoting a transformed, vibrant and globally-competitive financial

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sector that reflects the socioeconomic demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to all South Africans and directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. In order to provide access to financial services, the country’s four major retail banks – Absa, FirstRand, Nedbank and Standard Bank – as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low cost national bank account aimed at ensuring that those falling within the lower socio-economic groups have access to first-order retail banking products that would provide them with entry-level banking services. There have been approximately six million Mzansi accounts opened, 4.5 million of which were opened by South Africa’s four major commercial banks. It is estimated that 72.0% of these were first-time accounts. Major banks have since de-emphasized Mzansi and are promoting their own branded low-income accounts.

In addition, the financial sector committed to ensuring that 80.0% of the population in lower income groups has access to full-service banking points of presence within at least 15 kilometers of every poor South African and cash-withdrawal points of presence such as automatic teller machines within at least ten kilometers. By December 2010, 91.6% of poor households had access to points of presence of banks and Postbank within ten kilometers of their home. This percentage was 84.7% if only the four largest banks are considered.

In December 2017, the amended financial sector code was published. The financial sector code provides the financial sector with a roadmap to build on existing achievements in economic transformation. It is also the framework against which the empowerment progress of the financial sector is measured. The weighting points and targets on the scorecards were increased to prioritize transformation. One of the significant changes in the amended financial sector code is the introduction of the Black Business Growth Funding. The initiative will be driven by the financial sector and deals with a capital investment of between R25 billion and R100 billion in black-owned and black-women owned businesses over five years.

The Financial Sector Transformation Council in 2019 embarked on a process to review the financial sector codes.

Credit Allocation

Growth in bank credit extended to the domestic private sector declined steadily to an annual average of 6.8% in 2016 and 5.5% in 2017, following four consecutive years of average growth of approximately 8.0%. The decline in credit growth reflected the depressed state of domestic economic activity. Year-on-year growth in total loans and advances reached a post-recession low of 3.8% in January 2018 — its lowest rate since August 2010. However, growth in credit extension was impacted by the implementation of International Financial Reporting Standard 9 from January 2018. Banks’ calculation of the provision for credit losses (impairments) changed fundamentally, which affected outstanding credit balances. The impairment requirements in the new IFRS 9 standard are based on an expected credit loss model and replace the International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement incurred loss model. Subsequently, growth over 12 months in credit extension to both the household and corporate sectors increased moderately as total loans and advances extended by monetary institutions to the domestic private sector increased from 3.9% in January 2018 to 7.5% in April 2019, remaining slightly upbeat for the remainder of the year. Growth in total loans and advances then decelerated notably throughout 2020 and the first half of 2021, indicative of the disruptive impact of the COVID-19 pandemic on economic activity. In the household sector, high unemployment and weak job prospects, together with low consumer confidence, contributed to the slowdown in credit demand. In the corporate sector, the restrictions to curb the spread of the pandemic amid the already challenging economic conditions added even more strain which manifested in a dearth in the demand for loans, especially from the latter half of 2020 up to mid-2021. Growth in total loans and advances since accelerated from July along with the easing of COVID-19 restrictions with the sharp contraction in loans to companies rebounding into positive territory from September.

Growth in most categories of credit to companies remained relatively weak, reflecting the avoidance of undue exposure to debt in the current uncertain economic environment, although various categories once again recovered during the course of 2021. Growth in mortgage advances to the corporate sector moderated from 10.3% in April 2020 to 2.1% in December 2021. General loans to companies (their largest credit category) turned around from a contraction of 8.5% in April 2021 to a positive growth of 2.5% in December 2021. The positive prospects for corporate demand for credit is also evident in an uptick in the utilisation of overdrafts by companies. Growth in credit card advances, which constitute only 0.3% of loans to companies, rebounded to a notable 28.1% in June 2021 due to base effects amid reduced transactions in 2020 before decelerating to 22.9% in December 2021.

By contrast, the relatively broad-based moderation across most categories of credit extension to the household sector throughout 2020 bottomed out in early 2021 as reduced COVID-19 restrictions and low interest rates boosted the demand for credit. Twelve-month growth in mortgage advances to households, which constitute 59% of all bank loans to households, rebounded from a recent low of 2.9% in July 2020 to 6.9% in June 2021. Growth in general (mostly unsecured) loans to households also accelerated slightly from its low of 0.4% in January 2021

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to 2.0% in June, but subsequently slowed to 0.7% in November 2021 as job losses and income uncertainty brought about by the COVID-19 pandemic continued to hamper households’ ability to borrow. Growth in instalment sale credit to households accelerated to 7.2% in May 2021, from a low of 2.5% in May 2020, before receding to 5.2% in November 2021 as supply chain disruptions and civil unrest in July negatively impacted vehicle production and sales. Growth in credit card advances to households rebounded briefly from less than 1% in February 2021 to 5.7% in June 2021, before decelerating to 2.2% in December 2021. Households’ utilization of overdrafts continued to contract in 2021, but the rate of decrease moderated from 11.8% in June 2021 to 3.5% in December 2021.

Growth in total mortgage advances trended lower from a pre-COVID-19 high of 6.7% in March 2020 to 4.0% a year later, before accelerating to 5.3% in December 2021 due to increased demand for residential property. Growth in mortgage advances on residential property initially accelerated modestly from a recent low of 3.1% in July 2020 to 4.2% in December, before quickening more briskly to exceed 7.0% in the second half of 2021 as the low interest rate environment boosted the demand for residential property. By contrast, growth in mortgage advances on commercial property was more subdued, with growth decelerating to a low of 2.4% in December 2021. The prominence of mortgage advances, which is the largest category of credit extension, weakened somewhat in recent years. As a ratio of total loans and advances, mortgage advances declined from a peak of around 54% in 2010 to 44% in December 2021.

Instalment sale credit and leasing finance mainly represent the financing of new and second-hand vehicles, with year-on-year growth decelerating sharply in 2020 as vehicle sales plummeted to a historical low due to the prohibition of sales in April and May under the national lockdown restrictions. Growth in this credit category then slowly recovered from June 2020 onwards as the lockdown restrictions were eased. However, vehicle sales remained below pre-lockdown levels by December 2021, with the work-from-home environment not only reducing the commuting needs of consumers but also shifting demand towards the more affordable used vehicle market as household incomes were severely affected by the lockdown.

Following the weak nominal credit extension, real credit growth moderated notably throughout 2020. Real credit extension has contracted since the second half of 2020, and by as much as 4.8% in April 2021, before increasing slightly to -1.2% in December 2021.

The following table sets out the distribution of gross credit exposure at the end of September 2021.

Percentage distribution of total credit extended (as of September 30, 2021)

Percentage distribution of total gross credit exposure of banks (%)
Corporate exposure	37.1
Public sector entities	2.0
Local government and municipalities	0.4
Sovereign (including central government and central bank)	10.4
Banks	11.9
Securities firms	3.7
Retail exposure	34.1
Securitization exposure	0.5
Total	100

Source: SARB

The following table sets out the distribution of gross credit exposure by economic sector at the end of September 2021.

Credit extension by economic sector as of September 30, 2021

Sectorial distribution of credit	Rand (billion)	As a percentage of total credit
Agriculture, hunting, forestry and fishing	156.3	2.2
Mining and quarrying	198.2	2.7
Manufacturing	353.1	4.9
Electricity	186.0	2.6
Construction	62.6	0.9
Wholesale, retail trade and accommodation	384.5	5.3
Transport and communication	225.9	3.1
Financial intermediation and insurance	1,879.6	26.0
Real estate	657.3	9.1
Business services	237.1	3.3
Community, social and personal services	522.7	7.2
Private households	2,154.5	29.8
Other	220.4	3.0
Total	7,238.4	100.0

Source: SARB

The following table sets out the geographical distribution of gross credit exposure as of March 31, 2021.

Geographical distribution of credit	Rand (billion)	As a percentage of total credit
South Africa	6,191.4	85.5
Other African countries	195.6	2.7
Europe	560.6	7.7
Asia	96.3	1.3
North America	153.0	2.1
South America	4.7	0.1
Other	36.8	0.5
Total	7,238.4	100.0

Source: SARB

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Capital Markets

The JSE Limited (JSE) was established in 1887 and is a licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE was listed on itself on June 5, 2006. The listing included a proposal regarding the implementation of a B-BBEE initiative. In February 2011, the JSE launched the Black Economic Empowerment (BEE) Segment, offering a facility for BEE-compliant parties to list and trade BEE scheme shares. Subsequent to the FSCA change in policy in relation to the regulation of all providers of over-the-counter (OTC) share trading platforms, the JSE made amendments to the JSE Listings Requirements in July 2015 to allow trading in BEE securities on the BEE Segment via the use of a verification agent, in addition to the current BEE contract route. Consequently, some companies moved from OTC trading to a listing on the JSE’s BEE Segment. At the end of December 2021, a total of two companies were listed on the JSE’s BEE Segment.

The JSE expanded its Green Bond Segment to a (currently 11 bond listing) fully-fledged Sustainability Segment in June 2020. This affords bond issuers the opportunity to list debt instruments to raise capital specifically earmarked for green, social and sustainability projects, including housing, schooling and healthcare. Subsequently, the first Social Bond was listed in March 2021, to provide affordable housing and to improve access to funding for small, medium and micro property enterprises and other property investors. Subsequently more social bonds were listed totaling twelve bond listings at the end of December 2021. This segment expanded further with the first sustainability bonds listed in November 2021. In total, the Sustainability Segment contains 28 bond listings from six issuers at the end of December 2021.

In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small- and medium-sized companies, specifically targeting B-BBEE and junior mining companies. The Alternative Exchange (AltX) opened in October 2003 and runs parallel to the main board, with separate listings requirements and reduced fees. As of December 2021, 36 companies were listed on AltX with a market capitalization of R38.0 billion.

The FSCA has granted four new stock exchange licenses in recent years. ZAR X started trading in February 2017, followed by Cape Town Stock Exchange (CTSE) in September 2017 and A2X Markets (A2X) in October 2017. The fourth new exchange, Equity Express Securities Exchange (EESE), started trading in December 2017.Together with the JSE, South Africa now has five licensed stock exchanges. The ZAR X stock exchange’s licence was however suspended by the FSCA as from 20 August 2021. The 4 Africa Exchange’s name changed to Cape Town Stock Exchange (CTSE) from 1 October 2021, following the relocation to its new head office in Cape Town.

Number of listings on the various exchanges

As at year ended December 31	JSE	A2X	CTSE	ZAR X	EESE
2018	372	16	5	4	5
2019	354	33	5	5	4
2020	339	40	8	7	4
2021	325	59	10	4	4

The combined value of turnover in the secondary share market of the five South African exchanges of R5.9 trillion in 2021 was 1.5% higher than in 2020, along with higher volumes. After registering R17.5 trillion and R17.9 trillion at the end of 2019 and 2020, the combined market capitalization of all the shares listed on these exchanges increased to an all-time high of R20.5 trillion at the end of December 2021, consistent with higher share prices.

The combined value of turnover in the secondary share market of the five South African exchanges of R5.8 trillion in 2020 was 12.8% higher than in the corresponding period of 2019, along with higher volumes. Consistent with higher share prices, the combined market capitalization of all the shares listed on these exchanges increased form R15.8 trillion in October 2020 to an all-time high of R19.3 trillion in April 2021, before declining to R18.8 trillion in June 2021.

Derivative instruments are traded either on an OTC basis or on an exchange. The Equity and Commodity Derivatives Markets of the JSE, together with the Interest Rate and Currency Derivatives Markets are responsible for trading in all futures contracts and options on futures. JSE Clear, previously known as SAFEX Clearing Company Proprietary Limited (Safcom) is the clearing house for all the derivatives markets operated by the JSE and also provides compliance, surveillance and other exchange services. As of April 29, 2019, the JSE migrated trading in Equity Derivatives and Currency Derivatives from the Nutron technology to the Millennium technology through its Integrated Trading and Clearing (ITaC) project. The clearing portion of the market was also migrated off the Nutron technology and moved to the Real Time Clearing system (Cinnober technology).

In July 2018 the JSE launched a new Electronic Trading Platform (ETP) in conjunction with the National Treasury for primary dealers in government bonds. The new platform facilitates electronic trading in the Inter-Bank Market Primary dealers are mandated to make prices on the platform in order to maintain their primary dealer status.

While Strate has been the only central securities depository since its inception in 1999, the former FSB (now FSCA) granted Granite Central Securities Depository a financial market infrastructure license to operate as such a depository in August 2015. The license mandate is for bonds and money-market instruments.

The main index charting the performance of the JSE is the FTSE/JSE All-Share Price Index. At December 31, 2021, the FTSE/JSE All-Share Price Index included 143 companies and accounted for approximately 86.0% (on a gross market capitalization basis) of the market capitalization of the JSE. As at December 31, 2021, the ten largest companies by market capitalization represented approximately 58.8% of total market capitalization.

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Exchange Controls

South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Eswatini and the Republic of Namibia, known as the common monetary area (CMA). The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies and institutional investors. The SARB, on behalf of the Minister of Finance, administers South Africa’s Exchange Control Regulations.

The overarching purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which could result in the devaluation of the Rand. The National Government has, however, committed itself to gradually relaxing exchange controls.

Since the abolition of the Financial Rand System in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. No capital controls are applied to non-residents, who may freely invest in and disinvest from South Africa (this applies to portfolio investment as well as foreign direct investment into South Africa). Certain restrictions are placed on South African residents, as discussed in further detail below. These restrictions have gradually been eased to foster macroeconomic stability, a stronger balance of payments and financial sector development. The proposed strategy going forward is characterized by a fundamental shift from a system where a substantial fraction of cross-border transactions are subject to restrictions, approvals and administrative requirements to a more open regime where transactions are generally permitted with a narrow set of regulations targeted at specific national interests, macroeconomic and financial risks. The broad principles for exchange control reforms are as follows:

•	supporting macroeconomic and financial stability through the macro-prudential regulation of cross border capital flows;
•	encouraging the growth of South African companies in domestic, regional and international markets;
•	supporting cross-border trade and higher levels of foreign direct investment in South Africa;
•	support the overarching strategy for increasing investment and growth;
•	reflect a fundamental shift in the approach to regulation;
•	recognize the different objectives that are supported by exchange controls (e.g., contributing to systemic stability; supporting prudential regulation of financial institutions; protecting the tax base; and supporting the prevention of financial crime (including money laundering));
•	address the distortions created by exchange controls;
•	holistic approach taking into account interactions between institutions and individuals, residents and non-residents; and
•	proportionate reporting requirements.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature. South African residents may avail of a single discretionary allowance of up to R1 million per calendar year, without the requirement to obtain a Tax Clearance Certificate, that may be used for any legal purpose abroad without any documentary evidence having to be produced, except for travel purposes outside the CMA, where certain prescribed documentation is required. In addition, private individuals may invest up to R10 million per calendar year for any purpose outside the CMA, provided that the individual is over the age of 18 years and subject to verification of the individual’s tax compliance status by SARS.

As of March 1, 2021 the concept of emigration as recognized by the SARB was phased out and replaced with a verification process. In this regard, all applications by individuals in excess of the single discretionary allowance threshold, require a Tax Compliance Status (TCS) PIN from SARS. Private individuals who transfer more than R10 million offshore will be subjected to a more stringent verification process. All new emigration related applications are processed by SARS based on the new dispensation of confirming that the taxpayer has ceased to be a resident for tax purposes. Furthermore, taxpayers will be able to access their applicable retirement benefits if

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they can prove to the Retirement Fund that they have been non-residents for tax purposes for an uninterrupted period of three years and an applicable Tax Directive was issued to the fund by SARS.

South African companies are generally permitted to undertake international expansion and the policy stance is to encourage growth into the rest of Africa. There are no limits on the use of domestic capital for funding investment, although administrative and reporting conditions remain in place and investments above R1 billion per year require approval. The holding company dispensation (HoldCo) (renamed “Domestic Treasury Management Company” (DTMC) dispensation on December 13, 2019) was introduced in 2013 and provides local companies with a structure for managing their multinational operations without restrictions. With effect from February 21, 2018, listed companies may transfer up to R3 billion per calendar year into approved DTMCs and unlisted companies may transfer up to R2 billion per calendar year, subject to transparency requirements. Listed companies can further apply to the SARB to transfer additional amounts of up to 25% of the company’s market capitalization, subject to demonstrated benefits for South Africa. Unlisted companies may also apply for additional funding. With effect from December 13, 2019, the DTMC regime has been extended to companies operating in the financial sector. Financial sector companies may also apply for additional funding. Additional amounts of up to 25% of the listed company’s market capitalization will not apply.

In support of the ongoing strategy to modernise the current capital flow management framework, South African corporates excluding State Owned Companies, may borrow offshore by way of bond and/or note issuances with recourse to South Africa, without prior approval from the SARB’s Financial Surveillance Department. Recourse to South Africa includes, for example, a guarantee from South Africa and issuance of shares in the South African entity.

With effect from January 1, 2021 to support South Africa’s growth as an investment and financial hub for Africa, the full ‘loop structure’ restriction - which prohibited South African residents from holding South African assets indirectly through a non-resident entity/structure - has been lifted to encourage inward investments into South Africa; subject to the normal criteria applying to inward investments into South Africa and the reporting to the SARB’s Financial Surveillance Department.

In the 2010 MTBPS, the Minister of Finance announced measures to encourage global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010, qualifying internationally headquartered companies are allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject to reporting requirements. With effect from November 2012, the shares and/or debt of a headquarter company may be listed on regulated South African exchanges or be held directly or indirectly by a shareholder with shares or debt listed on regulated South African exchanges.

Foreign entities are permitted to list equity, debt and derivative instruments on regulated South African exchanges. Foreign entities, local Authorized Dealers and regulated South African exchanges are allowed to issue inward listed instruments referencing foreign assets on regulated South African exchanges, subject to prior approval. Furthermore, South African private individuals, corporates, trusts and partnerships are permitted to invest without restrictions in approved inward-listed instruments on regulated South African exchanges. Foreign companies may be allowed to use their shares as acquisition currency, subject to prior approval from the SARB’s Financial Surveillance Department.

Furthermore, companies listed on regulated South African exchanges may secondary list and/or list depository receipt programs on foreign exchanges to facilitate both local and offshore foreign direct investment expansions.

In the 2021 Budget Speech, the Minister announced that effective from March 1, 2021, the historic terms and conditions for South African corporates with a primary listing offshore including dual-listed corporate structures, will be aligned to the current foreign direct investment policy. The alignment will have no impact on the inward listed status of dual-listed companies.

The National Treasury continues to modernize South Africa’s new capital flow management framework. The 2022 Budget details the following reform proposals. Key reform proposals from the Budget are as follows:

•	Export of dual-listed domestic securities to a recognized foreign share exchange is permitted and limited to the single discretionary allowance and/or foreign capital allowance, provided that the SARB’s Financial Surveillance Department is duly notified.
•	Resident individuals may use their single discretionary allowance to participate in online-foreign-exchange trading activities but may not use credit or debit cards to do so.
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•	Debt securities are classified as referencing domestic or foreign assets, depending on whether they are linked to domestic or foreign companies. In the 2020 Medium Term Budget Policy Statement, the National Treasury announced that it would consider reclassifying all debt securities referencing foreign assets that are inward-listed on local stock exchanges as domestic assets. This consideration was detailed in a Reserve Bank publication, Exchange Control Circular 15/20. After public consultation and a review, enactment of the circular was postponed in 2021. Following the review, it has been decided that all debt securities referencing foreign assets listed on South African stock exchanges remain classified as foreign.
•	The offshore limit for all insurance, retirement and savings funds is harmonized at 45% inclusive of the 10% African allowance. The previous maximum limits were set at 30% or 40% for different investors.
•	Institutional investors may open foreign-currency accounts with authorized dealers – banks that are authorized to trade in foreign exchange – for funding purposes and to accept foreign-currency deposits from the disinvestment proceeds of foreign assets, pending the reinvestment of the funds offshore.
•	The foreign direct investment limit for companies investing funds offshore will increase from R1 billion to R5 billion, provided the stipulated investment conditions, tax obligations and reporting requirements are met. Excess income or profits of offshore branches and offices of South African firms may be retained offshore, subject to annual reporting.
•	Authorized dealers may process transfers from the parent company to the domestic treasury management companies up to a maximum of R5 billion (an increase from R3 billion) per calendar year for listed entities; and up to R3 billion (an increase from R2 billion) per calendar year for unlisted entities. Funds transferred under this dispensation may be used for new investments, expansions as well as other transactions of a capital nature.
•	Authorized dealers may, on a once-off basis, remit abroad the remaining cash balances (of up to R100 000 in total) of people who have ceased to be residents for tax purposes, without reference to SARS.

Gold and Foreign Exchange Contingency Reserve Account (GFECRA)

GFECRA in the books of the SARB reflects the Rand valuation profits and losses on all the gold, SDRs and foreign exchange that form part of the official gross foreign exchange reserves of the country. It also includes the Rand value of the foreign exchange forward transactions conducted by the SARB as well as liabilities of the SARB denominated in foreign currencies.

The GFECRA comprises credit and debit balances on three different sub-accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).

The GPAA reflects any valuation profit or loss on the gold held by the SARB. The volume of the gold holdings has been fairly static over the past decade at around four million fine ounces. The FEAA account reflects any profit or loss on the Rand valuation of the foreign currencies held due to the depreciation or appreciation of the Rand against these currencies. In terms of the South African Reserve Bank Act, 1989 (Act No. 9 of 1989) the SARB can calculate an exchange commission on all foreign exchange transactions conducted on behalf of the National Treasury. This commission or exchange margin is also reflected in the FEAA and settled annually by the National Treasury.

The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments. The SARB, however, conduct sizeable amounts of foreign exchange swaps for liquidity management in the money market.

As at March 31, 2021 the GFECRA balance had decreased to R315.6 billion, mainly due to the appreciation of the exchange rate of the Rand over the period. Cash flow losses settled by the National Treasury amounted to R74.8 million for the year to March 31, 2021. This balance was settled on April 28, 2021. As at June 30, 2021 the GFECRA balance decreased to R296.5 billion, including cash flow losses of R19 million to be settled by the National Treasury. The decrease in the GFECRA balance was mainly due to appreciation of the exchange rate of the Rand over the period.

The SARB does not intervene in the foreign exchange market with a view to influence the value of the Rand exchange rate. However, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow.

The External Sector of the Economy

Foreign Trade

The following table sets forth South Africa’s balance of trade for the periods indicated.

Balance of Trade

Year	Balance of Trade Rand (billion)
2016	25.7
2017	59.0
2018	24.7
2019	38.6
2020	289.5
2021(1)	359.2

Note:

(1)       To September 30, 2021.

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Exports and imports

The value of merchandise exports increased by 4.1% in 2020 as an increase in prices countered lower volumes in 2020 as COVID-19 hampered exports in the first half of the year. In the first quarter of 2021 the value of merchandise exports increased further supported by higher prices over the period. The value of net gold exports rose by 61.2% in 2020 as the increase in the volume of net gold exports was accompanied by a much higher realized price. In the first quarter of 2021 the value of net gold exports declined as the realized price of gold exported fell.

After rising by 3.3% in 2019, the value of merchandise imports declined by 12.2% in 2020 as an increase in prices was not sufficient to counter the fall in volumes with COVID-19 negatively impacting domestic demand. The value of merchandise imports rose again in the first quarter of 2021 as an increase in volumes offset lower prices. Even though the value of manufactured goods declined in 2020 it remained the largest component of merchandise imports, constituting almost three quarters of total merchandise imports.

In the first half of 2021, higher global commodity prices reinforced South Africa’s terms of trade as the value of exports grew faster than imports even as import volumes improved. As commodity prices and global demand stabilize over the medium-term, the terms of trade gains are expected to dissipate and import demand is expected to return.

Current Account Balance

South Africa’s current account balance improved from a deficit of 2.6% of GDP in 2019 to a surplus of 2.0% in 2020 which is estimated to have grown to 3.8% in 2021. The improvement reflects a substantial widening of the trade surplus as a result of a rise in the value of merchandise exports coupled with a decline in the value of imported goods. Over the same period, the shortfall on services, income and current transfer account narrowed. The current account improved further to an average of 4.3% of GDP during the first three quarters of 2021, as a result of a further widening in the trade surplus which exceeded a larger deficit on the services, income and current transfer account. The 2022 Budget expects the current account to moderate to a marginal surplus in 2022 before moving into a deficit of 1.2% and 1.5% of GDP in 2023 and 2024, respectively.

South Africa’s Commitment to the WTO

South Africa is a founding member of the General Agreement of Trade and Tariffs (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa has liberalized most sectors of the economy since the 1990s.

South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, while at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the US.

South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under the African Growth and Opportunity Act when trading with the United States.

In Africa, South Africa has a number of free trade agreements with African countries. These include Botswana, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which, among other things, allows for preferential trading access to Zimbabwe. It is anticipated that the Tripartite Free Trade Agreement between SADC, the Common Market for Eastern and Southern Africa (COMESA) and East African Community (EAC) will help to facilitate market access and increased trade within the continent.

South Africa also has an agreement with the EU to export most of its goods duty free under the Trade Development and Cooperation Agreement and is in the process of negotiating a new trade agreement and a new economic partnership agreement. China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.

Balance of Payments (1)

The following table sets forth the balance of payments for South Africa for the periods indicated.

	For the year ended December 31					For the nine- months ended September 30
	2016	2017	2018	2019	2020	2021
	(Rand millions)
Current account
Merchandise exports (f.o.b.)(2)	1,053,623	1,101,600	1,175,874	1,235,623	1,285,686	1,254,441
Net gold exports(3)	66,762	66,411	71,678	67,209	108,301	78,039
Service receipts	219,719	220,370	225,187	229,706	139,658	95,012
Income receipts	86,899	80,832	104,154	123,324	128,877	138,550
Less: Merchandise imports (f.o.b)(2)	1,094,687	1,109,045	1,222,890	1,264,232	1,104,513	973,276
Less: Payments for services	223,956	221,230	224,691	238,369	184,594	145,411
Less: Income payments	208,856	221,627	253,549	263,240	221,433	241,789
Current transfers (net receipts (+))(4)	(26,859)	(37,547)	(34,585)	(34,570)	(42,196)	(30,450)
Balance on current account	(127,354)	(120,236)	(158,821)	(144,549)	109,786	175,115
Capital transfer account (net receipts (+))	241	246	236	244	234	164

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						For the nine-months ended September 30
	2016	2017	2018	2019	2020	2021
Financial account
Net direct investment (Inflow (+)/outflow (-))(4)	(32,942)	(71,453)	18,176	28,584	83,608	592,331
Net incurrence of liabilities(5)	32,876	26,759	72,119	74,048	51,130	581,496
Net acquisition of financial assets(6)	(65,818)	(98,212)	(53,943)	(45,464)	32,478	10,835
Net portfolio investment (Inflow (+)/outflow (-))	240,559	219,934	38,157	129,743	(112,683)	(736,219)
Net incurrence of liabilities	139,866	278,828	94,979	87,517	(159,321)	(377,478)
Equity and investment fund shares	25,399	102,269	32,242	(62,903)	(84,695)	(375,149)
Debt securities	114,467	176,559	62,737	150,420	(74,626)	(2,329)
Net acquisition of financial assets	100,693	(58,894)	(56,822)	42,226	46,638	(358,741)
Equity and investment fund shares	109,279	(27,213)	(35,484)	80,205	136,136	(241,593)
Debt securities	(8,586)	(31,681)	(21,338)	(37,979)	(89,498)	(117,148)
Net financial derivatives (Inflow (+)/outflow (-))	(13,757)	(4,356)	6,970	(5,439)	(11,107)	(7,558)
Net incurrence of liabilities	(499,330)	(227,590)	(218,605)	(168,043)	(335,725)	(193,025)
Net acquisition of financial assets	485,573	223,234	225,575	162,604	324,618	185,467
Net other investment (Inflow (+)/outflow (-))	(22,235)	(8,639)	93,443	(22,785)	(146,648)	8,649
Liabilities	(3,747)	61,471	114,963	(31,505)	16,875	43,922
Assets	(18,488)	(70,110)	(21,520)	8,720	(163,523)	(35,273)
Reserve assets (Increase (-)/decrease (+))(7)	(40,193)	(25,525)	(11,337)	(25,370)	54,120	(63,963)
Balance on financial account	131,432	109,961	145,409	104,733	(132,710)	(206,760)
Memo item: Balance on financial account excluding reserve assets	171,625	135,486	156,746	130,103	(186,830)	(142,797)
Unrecorded transactions(8)	(4,319)	10,029	13,176	39,575	22,690	31,480
Memo item: Balance on financial account excluding reserve assets including unrecorded transactions	167,306	145,515	169,922	169,675	(164,140)	(111,316)

____________________

Notes:

(1)	Data for 2018, 2019, 2020 and 2021 figures are preliminary and subject to revision.
(2)	Published customs figures adjusted for balance-of-payments purposes.
(3)	Commodity gold. Before 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the South African Reserve Bank and other banking institutions.
(4)	A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign. A net acquisition of assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of assets (inflow of capital) is indicated by a positive (+) sign.
(5)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10.0% of the voting rights.
(6)	Investment by South African residents in undertakings abroad in which they have at least 10.0% of the voting rights.
(7)	Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.
(8)	Transactions on the current, capital transfer and financial accounts.

Source: SARB.

Current Account

South Africa’s trade patterns and volumes changed notably during the past decade. These changes were brought about by, among other factors, uneven growth performance of the country’s most important trading partner countries in the aftermath of the 2008 global recession, substantial infrastructure development projects and a number of trade agreements concluded to promote international trade.

Notwithstanding various policy measures to enhance external competitiveness, to promote trade, and to raise the country’s growth performance, the South African economy has become more dependent on surplus saving from the rest of the world to finance the much-needed increase in gross fixed capital formation. The country’s import penetration ratio (i.e., the extent to which the country relies on merchandise imports to satisfy domestic expenditure) reached a peak in 2015. This was followed by a decrease in 2016 and 2017 but rose again in 2018 to almost the same level as in 2015 before declining marginally in 2019. In 2020, the ratio declined to its worst level since 2011, as the COVID-19 pandemic impacted the South African economy, before increasing on average again during the first three quarters of 2021.

The trade balance was in deficit from 2012 to 2015 with the deficit decreasing from 2013 onwards. As the terms of trade began improving from 2015, the trade balance changed into a surplus in 2016 and remained in surplus into 2021 as imports increased for the most part less than exports. Annually, only in 2018 did imports rise more than exports, but not enough to change the trade balance into a deficit.

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Having continuously increased from 2010, the value of merchandise exports increased further by 4.1% in 2020 as an increase in prices more than countered lower volumes in 2020 as COVID-19 hampered exports in the first half of the year. During the first two quarters of 2021, the value of merchandise exports increased further supported by higher prices over the period whereas the third quarter recorded a contraction on the back of lower volumes. The value of net gold exports rose by a massive 61.1% in 2020 as the increase in the volume of net gold exports was accompanied by a much higher realized price. During the first two quarters of 2021, the value of net gold exports declined as the realized price of gold exported fell. However, an increase was again recorded in the third quarter, accompanied by an increase in both the price and volume of net gold exports.

After rising by 3.4% in 2019, the value of merchandise imports declined by a substantial 12.6% in 2020 as an increase in prices was not sufficient to counter the fall in volumes with COVID-19 negatively impacting domestic demand. The value of merchandise imports continued to rise once again in the first three quarters of 2021, mostly driven by an increase in prices.

The shortfall on the services, income and current transfer account of the balance of payments, which has been widening since 2010, reflected an annual improvement of 0.2% and 1.9% in 2019 and 2020 respectively. The switch in the direction of the deficit is largely attributed to the reduction in the size of the income balance, which improved by 6.3% in 2019 and by 34% in 2020. Expressed as a percentage of GDP, the deficit on the services, income and current transfer account improved from 4.1% in 2018 to 3.3% in both 2019 and 2020. The containment of the deficit in 2019 resulted from a combination of increments in dividend receipts which were boosted by the weakening of the exchange value of the rand and liquidity needs of domestic companies coupled with a slight reduction in dividend payments. Even though the global COVID-19 pandemic led to the services deficit increasing to an all-time high of almost R45.0 billion in 2020 compared with only R8.7 billion in 2019, the income account continued to display improvements, as gross dividend payments declined by 31.8% to only 1.6% of GDP compared with an annual average ratio of 2.3% during the previous decade. Net current transfer payments widened from 0.6% of GDP in 2019 to 0.8% of GDP in 2020. On average, compared to 2020, an increase in the deficit on the services, income and current transfer account during the first three quarters of 2021 were recorded.

Due to the developments as outlined above, the balance on the current account as a percentage of GDP improved from a deficit of 2.6% in 2019 to a surplus of 2.2% in 2020 – the first annual surplus since 2002. Even though the surplus is mainly attributable to a vastly larger trade surplus in 2020, a narrowing of the deficit on the service, income and current transfer account also contributed to the improvement. The current account surplus came to an average 4.3% of GDP during the first three quarters of 2021 largely driven by a bigger trade surplus compared to that recorded in 2020.

Financial Account

The net outflow of capital on South Africa’s financial account of the balance of payments (excluding unrecorded transactions) amounted to R132.7 billion in 2020 compared with an inflow of R104.7 billion in 2019. For the first nine months of 2021, the net outflow of capital amounted to R206.8 billion. On a net basis, portfolio investment, financial derivatives and reserve assets recorded outflows, while direct investment and other investments registered inflows. For 2020 as a whole, financial account outflows represented 2.4% of GDP. On a quarterly basis, the net outflow decreased from 7.1% in the second quarter of 2021 to 2.1% in the third quarter.

South Africa’s direct investment liabilities recorded an inflow of R581.5 billion in the first three quarters of 2021, as among others, Prosus N.V. (Prosus) acquired approximately 45% of Naspers Ltd (Naspers) from the existing Naspers shareholders.

Portfolio investment liabilities recorded an outflow of R377.5 billion in the first three quarters of 2021, as non-resident investors exchanged shares held in Naspers for Prosus shares. Non-residents disposed of debt securities of R2.3 billion in the first three quarters of 2021, while net sales of equities of R375.1 billion were recorded.

Other investment liabilities recorded an outflow of R43.9 billion in the first three quarters of 2021. The domestic private non-banking sectors’ repayment of loans to non-residents outweighed non-resident deposits with the domestic banking sector in the first three quarters of 2021.

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South Africa’s direct investment assets recorded an inflow of R10.8 billion in the first three quarters of 2021 following an inflow of R33.2 billion in the fourth quarter of 2020, as domestic direct investors received debt repayments from non-resident direct investment enterprises.

South African residents acquired foreign portfolio assets to the value of R358.7 billion in the first three quarters of 2021, mainly as a result of resident investors exchanging Naspers shares for Prosus shares.

Other investment assets recorded an outflow of R35.3 billion in the first three quarters of 2021, as the domestic private banking and non-banking sectors granted short-term loans to non-residents.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Financial account(1)

	For the year ended December 31					For the nine- months ended September 30
Rand (million)	2016	2017	2018	2019	2020	2021
Net incurrence of liabilities(2)
Direct investment(3)	32,876	26,759	72,119	74,048	51,130	581,496
Public corporations	-	-	-	-	-	-
Banking sector	(9,844)	(21,922)	3,035	(3)	151	9,137
Private sector	(42,720)	48,681	69,084	74,051	50,979	572,359
Portfolio investment	139,866	278,828	94,979	87,517	(159,321)	(377,478)
Monetary authorities	-	-	-	-	-	-
General government	141,112	171,650	28,363	136,971	(60,806)	15,788
Public corporations	(11,316)	(1,804)	20,551	12,180	2,006	(20,747)
Banking sector	11,239	37,909	13,120	(7,175)	(13,363)	2,606
Private non-banking sector	(1,169)	71,073	32,945	(54,459)	(87,158)	(375,125)
Financial derivatives	(499,330)	(227,590)	(218,605)	(168,043)	(335,725)	(193,025)
Banking sector	(499,330)	(227,590)	(218,605)	(168,043)	(335,725)	(193,025)
Other investment	(3,747)	61,471	114,963	(31,505)	16,875	43,922
Monetary authorities(4)	286	(1,059)	2,326	(5,246)	4,535	(5,323)
Public authorities	(3,350)	(2,477)	(2,042)	(1,296)	91,127	14,082
Public corporations	25,543	28,348	9,345	(1,621)	3,850	(21,320)
Banking sector	(12,369)	(19,335)	77,109	(18,132)	(39,092)	4,889
Private sector	(13,857)	55,994	28,225	(5,210)	(43,545)	(10,962)
Special drawing rights	-	-	-	-	-	62,556
Net acquisition of financial assets(5)
Direct investment(6)	(65,818)	(98,212)	(53,943)	(45,464)	32,478	10,835
Public corporations	-	-	-	-	-	221
Banking sector	20	(498)	(3)	3	(115)	68
Private sector	(65,838)	(97,714)	(53,940)	(45,467)	32,593	10,546
Portfolio investment	100,693	(58,894)	(56,822)	42,226	46,638	(358,741)
Public corporations	-	-	-	-	-	-
Banking sector	19,901	(6,880)	(2,857)	(8,114	(58,397)	(68,361)
Private sector	80,792	(52,014)	(53,965)	50,340	105,035	(290,380)
Financial derivatives	485,573	223,234	225,575	162,604	324,618	185,467
Banking sector	485,573	223,234	225,575	162,604	324,618	185,467
Other investment	(18,488)	(70,110)	(21,520)	8,720	(163,523)	(35,273)
Monetary authorities(7)	-	-	-	-	-	-
Public authorities	-	(3,431)	(8,239)	(4,363)	(5,108)	-
Public corporations	(1,231)	(992)	(506	(922)	(3,985)	(1,589)
Banking sector	(15,659)	10,499	13,750	48,687	(145,462)	26,682
Private sector	(1,598)	(76,186)	(26,525)	(34,682)	(8,968)	(60,366)
Reserve assets(8)	(40,193)	(25,525)	(11,337)	(25,370)	54,120	(63,963)

____________________

Notes:

(1)	Identified capital movements.
(2)	A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign.
(3)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10.0% of the voting rights.
(4)	These transactions comprise the liabilities of the South African Reserve Bank and the Corporation for Public Deposits.
(5)	A net acquisition of financial assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of financial assets (inflow of capital) is indicated by a positive (+) sign.
(6)	Investment by South African residents in undertakings abroad in which they individually or collectively in the case of affiliated organizations or persons have at least 10.0% of the voting rights.
(7)	Including the long-term assets of the South African Reserve Bank and the Corporation for Public Deposits.
(8)	Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.

Source: SARB.

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The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated.

Foreign Direct Investment

	2017	2018	2019	2020
	Rand (millions)
South African foreign direct investment
Europe	689,362	820,124	2,075,792	2,743,685
Africa	338,145	510,892	459,755	451,496
Americas	120,522	262,233	275,014	287,149
Asia	2,119,401	1,828,565	93,394	101,256
Oceania	93,664	120,199	111,460	102,014
Other	787	957	49	38
Total	3,361,882	3,542,970	3,015,464	3,685,638
Foreign direct investment in South Africa
Europe	1,403,586	1,404,217	1,487,533	1,445,280
Americas	150,851	158,447	146,716	167,259
Asia	227,041	268,032	276,956	211,176
Africa	73,743	78,814	88,199	91,130
Oceania	70,021	81,922	37,039	39,840
Other	291	620	718	406
Total	1,925,533	1,992,052	2,037,161	1,955,091

Source: SARB.

Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,					As of 30 June
	2016	2017	2018	2019	2020	2021
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	110,539	121,355	149,855	145,024	233,393	244,898
Monetary sector(3)	261,621	210,597	268,353	262,962	238,630	206,025
Non-monetary private sector	263,338	273,100	407,355	421,326	376,072	318,566
Debt securities	328,059	328,288	444,133	470,865	425,766	394,924
Total foreign-currency-denominated debt	963,557	933,340	1,269,696	1,300,177	1,273,861	1,164,413

____________________

Notes:

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.
(2)	Valued at middle-market exchange rates as of the end of period.
(3)	Including lending to other sectors.

Source: SARB.

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Reserves and Exchange Rates

Since the abolition of the Financial Rand System and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.

The nominal effective exchange rate (NEER) of the rand decreased by 4.5% in the third quarter of 2021, following an increase of 2.7% in the second quarter. However, the NEER has recovered since the first outbreak of COVID-19, returning to pre-COVID-19 levels by the end of November 2021.

The recovery in the exchange value of the rand has lost some momentum since the end of June 2021. The NEER decreased by 1.9% in July 2021 amid the domestic civil unrest and rising concerns about the impact of COVID-19 outbreaks on the global and domestic economic recovery. A more hawkish US monetary policy stance also negatively affected demand for some emerging market currencies, including the rand. The NEER then increased marginally by 0.1% in August 2021 as the US dollar depreciated against several currencies, following comments by the US Federal Reserve (Fed) that although asset purchases could decrease in 2021, interest rates would not be raised soon. Subsequently, the NEER decreased notably by 2.7% in September 2021 amid a stronger US dollar and a decline in international commodity prices. In addition, concerns regarding developments in Chinese financial markets further increased global risk aversion and weighed on emerging market currencies towards the end of September. These global developments outweighed the positive impact of domestic developments such as a larger-than-expected current account surplus in the second quarter of 2021.

In October 2021, the NEER decreased further by 1.4% amid concerns over rising global inflation, with several emerging markets, including Brazil, Russia, Chile and Mexico tightening monetary policy in response to higher inflation. In addition, concerns regarding a slowdown in Chinese economic growth also weighed on the NEER in October 2021. Domestically, the continuation of scheduled electricity outages and uncertainty surrounding the outcome of the local government elections also weighed on the rand towards the end of October.

The NEER declined further by 4.1% in November 2021 due to the anticipation of tighter monetary policy in the US and Europe. Notably, the loosening of monetary policy in Turkey during November resulted in an almost 25% depreciation of the Turkish lira against the US dollar in the month. The detection of a new COVID-19 variant in South Africa negatively affected investor sentiment towards the rand in November 2021. These developments outweighed the impact of the 25-basis point increase in the repurchase (repo) rate and the positively received 2021 MTBPS on the rand.

The real effective exchange rate (REER) of the rand decreased by 2.2% between November 2020 and November 2021, reflecting the improved competitiveness of domestic producers in foreign markets over this period.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per Dollar.

Rand (Against the US Dollar)

Year	Low	High	Average	Period End
2012	7.4777	8.9432	8.2099	8.4838
2013	8.4478	10.4849	9.6502	10.4675
2014	10.2815	11.7415	10.8444	11.5719
2015	11.2955	15.5742	12.7507	15.5742
2016	13.2747	16.8927	14.7088	13.6282
2017	12.2566	14.4606	13.3129	12.2940
2018	11.5604	15.5487	13.2339	14.4506
2019	13.2966	15.4120	14.4484	14.0418
2020	13.9923	19.0768	16.4591	14.6246
January 2021	14.5626	15.4843	15.1255	15.1903
February 2021	14.4402	15.0809	14.7521	14.8367
March 2021	14.6540	15.4360	14.9867	14.8369
April 2021	14.1769	14.7241	14.4079	14.3799
May 2021	13.6843	14.4652	14.0602	13.7404
June 2021	13.4949	14.3600	13.9167	14.3073
July 2021	14.2376	14.9691	14.5329	14.5593
August 2021	14.2661	15.3530	14.7890	14.5371
September 2021	14.0946	15.1360	14.5323	15.1360
October 2021	14.4914	15.2746	14.8587	15.2746
November 2021	14.9395	16.3190	15.5126	16.1259
December 2021	15.5657	16.1452	15.8695	15.8899
January 2022 (1)	15.1042	16.0168	15.4819	15.3925
February 2022(1)	14.9880	15.5257	15.2245	15.4377

Source: SARB.

(1) Source: Bloomberg

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Change in Reserves

South Africa’s international reserves increased by R50.4 billion in the third quarter of 2021, following an increase of R23.9 billion in the second quarter.

The US dollar value of South Africa’s gross gold and other foreign reserves (i.e. the international reserves of the SARB before accounting for reserves-related liabilities) increased from US$54.5 billion at the end of June 2021 to US$57.1 billion at the end of September, following the IMF’s SDR allocation of US$4.2 billion to South Africa. This increase was only slightly offset by foreign exchange payments made on behalf of national government. Gross gold and other foreign reserves increased further to US$57.6 billion at the end of November. South Africa’s international liquidity position increased from US$51.4 billion at the end of June 2021 to US$55.0 billion at the end of September, and further to US$55.2 billion at the end of November.

The level of import cover (i.e. the value of gross international reserves relative to the value of merchandise imports as well as services and income payments) increased from 5.2 months at the end of June 2021 to 5.5 months at the end of September.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Gold and Foreign Exchange Reserves

	For the year ended December 31
	2016	2017	2018	2019	2020	2021
		Rand (million)
Gold reserves(1)	63,811	64,341	74,313	86,104	111,947	116,469
Special Drawing Rights (2)	36,744	34,506	46,070	46,605	50,883	118,502
Other foreign exchange reserves(3)	547,269	525,930	621,950	639,400	644,785	680,453
Gross gold and other foreign reserves	647,82	624,777	742,333	772,109	807,615	915,424

____________________

Notes:

(1)	Since March 6, 2005, gold reserves are valued at market price taken at 14:30 on each valuation date.
(2)	Special Drawing Rights.
(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

Source: SARB.

Public Finance

Background

South Africa’s public finances comprise all finances in the three spheres of government, namely, national, provincial, and local government. Finances in the national and provincial spheres of government consist of all transfer payments from the national government while those in the local government sphere of government consist of transfer payments from national government as well as own revenue.

The Division of Revenue Act, 2021 (Act No.9 of 2021) (DORA) provides for the equitable division of revenue raised nationally among the national, provincial and local spheres of government and the responsibilities of all three spheres pursuant to such division, and addresses other matters connected therewith. The objectives of DORA are to: (a) provide for the equitable division of revenue raised nationally among the three spheres of government; (b) promote predictability and certainty in respect of all allocations to provinces and municipalities, in order that provinces and municipalities may plan their budgets over a multi-year period and thereby promote better coordination between policy, planning and budgeting; and (c) promote transparency and accountability in the resource allocation process by ensuring that all allocations are reflected in the budgets of provinces and municipalities, ensuring that the expenditure of conditional allocations is reported on by the receiving provincial and municipal departments. Government finances are presented in two ways, each highlighting key aspects of the budget. The main budget determines national government’s borrowing requirement. It has two elements. The first, appropriations by Parliament through budget votes, are mainly for national departments and including transfers to provinces, local government and public entities. The second, consists of direct charges against the National

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Revenue Fund, include the provincial equitable share and debt service costs, as well as the salaries of judges and public representatives. The Consolidated Budget provides a fuller picture of government’s contribution to the economy. It takes into account the main budget as well as spending of provinces, social security funds and public entities financed from their own revenue.

Provincial budgets are largely financed by the provincial equitable shares and conditional grants from the main budget. But provinces supplement these funds with their own revenues, such as gambling taxes, hospital fees and sales of goods and services. Also excluded from the consolidation is expenditures by the eight “category A” metropolitan municipalities as defined by the constitution and other large municipalities, which is financed from their own revenue, such as property rates and services charges. The Consolidated Government Budget includes 185 public entities. These include large entities such as South African National Roads Agency SOC Limited, the Passenger Rail Agency, the South African Revenue Services and agencies that provide bulk water infrastructure. Public entities receive some transfers from the main budget but are also financed from own revenue. State-owned companies that function as standalone operations largely on a commercial basis, such as Eskom and Transnet, are not included in the consolidated accounts. Social security funds include Unemployment Insurance Fund, compensation funds and the Road Accident Fund. They are financed mainly by statutory levies or contributions but receive some transfers from the main budget.

National, provincial and local governments are responsible for delivering public services. Some of these services are the exclusive responsibility of one level of government, while others – known as concurrent functions – are shared. Nationally raised revenue is divided with the aim of providing for appropriate funding at each level of government – for example by taking into account their service delivery responsibilities and other sources of revenue available to them.

Over the medium-term expenditure framework period, after budgeting for debt-service cost, the contingency reserve and provincial allocations, 48.5% of nationally raised funds are allocated to national government, 43% to provinces and 9.5% to local government. The share of each sphere is based on the nature of spending that is required in terms of each sphere’s constitutionally mandated function and their comparatively ability to raise revenue from these assigned functions. The budget for national departments is dominated by four functions (Peace and Security, Social development, learning and culture and economic development) and account for 88% of allocations. In provinces, learning and culture and health account for 75% of the budget. 88% of the local government transfers are for community development, which includes water sanitation and electricity.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds, Reconstruction and Development Programs (RDP) accounts and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Government Budget includes transfer payments to local governments but does not constitute a consolidation of local government accounts. Municipalities, universities, polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents a broader measure of government finances in South Africa. The public sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing their own budgets and for ensuring prudent financial management at the provincial level. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government. The National Treasury has introduced generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds.

In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The Borrowing Powers of Provincial Governments Act, 1996 (Act No. 48 of 1996) (Borrowing Powers Act) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by a loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.

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The PFMA regulates the National Government’s financial administration and outlines the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act, 2003 (Act No. 56 of 2003) (MFMA), took effect in July 2004. The legislation seeks to secure sound and sustainable management of the financial affairs of municipalities and other institutions in the local sphere of government, and to establish treasury norms and standards for the local sphere of government.

Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for bridging shortfalls and capital needs. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Municipal Borrowing Policy Framework stipulates that municipalities should borrow on the strength of their respective balance sheets, given this, the national provincial governments do not provide guarantees on municipal debt, meaning no bail-outs. This is a core principle underpinning municipal borrowing and it has instilled a culture of efficiency and fiscal discipline on the municipal side and also compels lenders to do due diligence in order to determine the soundness of their investments to prospective borrowers. The MFMA further requires that all municipalities seek written comments from the public, the relevant provincial treasury and National Treasury with respect to proposed debt.

As at June 30, 2021, the total balance on long-term borrowing for all municipalities was R70.4 billion as reported by lenders to municipalities. The total long-term debt reported by municipalities is slightly higher at R70.9 billion. Of the amount reported by the lenders, long-term loans represented R53.9 billion or 77.0% while the remaining 23.0% was made up of R16.5 billion in bonds. Long-term municipal debt held by public sector lenders is higher at R37.2 billion while the public sector holds a total of R33.2 billion. The Development Bank of Southern Africa with 46% is the largest lender to municipalities followed by the private commercial banks, accounting for a total of 26%. The remaining 28% is held by International DFI’s, the Infrastructure Finance Corporation Limited (INCA), and other lenders, including pension funds and insurers. New long-term borrowing for the 2020/21 municipal financial year totaled R5.8 billion which was 80% of the adjustment budget amounts.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis). The largest allocation to municipalities is the “local government equitable share” (LGES) which is allocated through a formula that is primarily based on how many poor households a municipality provides services to. The budgets of the provincial governments are financed through such nationally collected revenue, together with other allocations or grants from the National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act, 2001 (Act No.53 of 2001) provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, the Intergovernmental Fiscal Relations Act, 1997 (Act No. 97 of 1997) established the Budget Council and the Budget Forum to consider intergovernmental budget issues.

The 2016 Community Survey (the largest survey between censuses) confirmed that progress continues to be made in extending access to electricity, water, sanitation and refuse removal services. The Government’s aim is to ensure that all citizens receive at least a basic level of amenities. Drawing on international benchmarks, minimum standards of 50kWh of free electricity and 6,000 litters of free water per month per household have been adopted. However, the level of free services provided to poor households varies, depending on local circumstances and municipal capacity. The national budget contributes to the financing of household amenities through the local government equitable share, which is mainly allocated for provision of free basic services. In recent years, growth in allocations to the local government equitable share has been significantly above inflation, at an average annual rate of 8.7% from 2018/19 to 2021/22. Over the Medium Term Expenditure Framework, allocations will increase from R83.1 billion in 2022/23 to R87.3 billion in 2024/25.

The local government equitable share formula which takes into account the 2011 census, 2016 Community Survey and annual General Household Survey household data and provides a monthly subsidy of R460.12 in 2021/22 for every household with a monthly income less than the value of two state old age pensions, which is about 59.0% of all households. This threshold is not an official poverty line or a required level to be used by municipalities in their own indigence policies. If municipalities choose to provide fewer households with free basic services than they are funded for through the local government equitable share, then their budget documents should clearly state the

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reasons for that and whether they consulted with the community on that policy. The formula also makes provision for a contribution towards the administration and governance costs of running a municipality. Allocations also take account of the greater ability of some municipalities to cross subsidize services to their poor households and less funding is allocated to these (relatively wealthy) municipalities. While census and community survey data indicates steady progress towards universal access to electricity and clean water, achievement of free basic service standards still has some way to go.

Unemployment Insurance Fund (UIF)

The UIF provides short-term benefits to qualifying workers who are out of work due to retrenchment, illness, adoption or maternity leave. In fiscal year 2021, the fund established the Temporary Employee/Employer Relief Scheme to support workers and firms affected by the COVID-19 pandemic (COVID19 TERS scheme). By the end of January 2022, this scheme has paid out R61.5 billion in relief to about 5 million workers. The fund will incur on average a cash deficit of R7.7 billion per year over the medium term due to the increased benefit payments arising from the Unemployment Insurance Amendment Act 2017 which came into effect in fiscal year 2020 exceeding the contributions received. The UIF had capital and reserves amounting to R59.5 billion as of March 31, 2021. It is estimated that the UIF’s financial performance deficit prior to reserving over the next three fiscal years will be R6.4 billion in fiscal year 2023, R3.4 billion in fiscal year 2024 and R4.2 billion in fiscal year 2025. The UIF continues to play a pivotal role in schemes designed to inject funding into job creation and retention.

Through its flagship labor activation program, the fund is helping the department realize its expanded mandate of coordinating the process of job creation. Funding agreements have been concluded with 48 institutions to provide training – ranging from specialized short-term skills programs to three year artisan training programs to 36,198 learners. Over the next three years, the fund will review the training interventions offered by these partners to ensure that their exit strategies result in gainful employment for beneficiaries who can then become contributors to the fund.

The number of newly registered employees target of 860,000 was exceeded by 64,680 due to the COVID-19 TERS scheme which required employers to register their employees in order to claim the COVID-19 TERS benefit. The fund added 838,922 new employees to its database, raising the total to 10,475,759 registered employees as at fiscal year 2021. A total of 55,371 newly-registered employers were reported resulting in a total of 1,803,831 employers registered with the UIF as at fiscal year 2021, an increase of 64,577 new employers compared to fiscal year 2020. These employers are categorized mainly as commercial, domestic and taxi employers, with the majority in the commercial sector.

Compensation Fund (CF)

The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

The CF remains financially sound with an accumulated surplus of R39.8 billion as of March 31, 2021. The CF registered 99,175 claims and paid benefits valued at R1.3 billion and medical claims amounting to R2.9 billion in fiscal year 2021. The CF recorded a 7.2% increase in the number of registered employers at the end of fiscal year 2021 with a 28% decrease in revenue in fiscal year 2021. The decrease in revenue is attributed mainly to many businesses decreasing production and closing down of businesses as a result of the impact of the COVID-19 pandemic and the unintended consequences of the mitigation measures to restrict the spread of the virus. The Compensation for Occupational Injuries and Diseases Amendment Bill, 2020 was tabled in Parliament and is before the relevant Parliamentary committee. The amendments include the provision for rehabilitation, re-integration and return to work of occupationally injured and sick employees; extend the application of the Act to include domestic workers, regulate the use of health care services and regulate compliance and enforcement and provide for matters connected therewith. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring the CF and upgrading its information technology infrastructure.

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The Compensation Board reviewed existing benefits in fiscal year 2021, increasing the salary ceiling by 5.6% from R458,520 in 2019/20 to R484,197 per annum in 2020/21; all pensions payable from the CF increased by 4.6%. The maximum monthly earnings level on which all types of disability is based increased by 5.9%, while the minimum monthly value in respect of free food and quarters increased by 4.6% and 4.7%, respectively.

Road Accident Fund (RAF)

RAF receives approximately R42 billion in fuel levies each year and pays out R40 billion in claims, but has a growing backlog of unpaid claims that reached R14.8 billion in 2020/21. The government developed the Road Accident Benefit Scheme to reform and stabilize the Road Accident Fund’s funding model. The proposed scheme would set predetermined social benefits through a no-fault system that facilities more equitable and quicker claims payments, unencumbered by significant legal fees. Parliament rejected the bill in September 2020 and the Cabinet is considering how to accommodate the objections raised at that time. The RAF’s accumulated liabilities were last estimated over R450 billion.

South African Social Security Agency (SASSA)

The South African Social Security Agency Act, 2004 (Act No. 9 of 2004) provides for the establishment of the South African Social Security Agency, the objectives of which are to ensure the effective and efficient administration, management, and payment of social grants. The agency’s core business is to administer and pay social assistance transfers. It has a large network of centers where citizens can apply for social grants, and manages a large system for payment of grants.

The South African Social Security Agency provides social assistance to over 18 million poor South Africans through social grants. The majority of citizens benefitting are children. In total, social grant-based relief will amount to R28.3 billion in 2021/22.

In response to the effects of the COVID-19 pandemic, the government has expanded key features of social grants in the following ways:

•	The SRD grant will be extended for the year 2022/23 at a cost R44 billion. Fiscal pressure arises from the SRD grant which rose to approximately 10.4 million recipients in the 2020/21 fiscal year. The government will determine over the course of the year what will replace it in 2023/24.
•	A new component of the Child Support grant called the Extended Child Support grant will provide income support for double orphans at a cost of around R600 million, rising to R800 million per annum.
•	The 2022 Budget has made a provision for inflationary increases on social grants, largely reversing cuts made in the 2021 Budget.

The Budget Process

The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and coordinates expenditure estimates. South Africa ranked third out of 102 countries in the 2015 release of the Open Budget Index by the International Budget Partnership. In the 2017 release of the Open Budget Index, South Africa ranked first, alongside New Zealand, out of 115 countries. In the 2019 release of the Open Budget Index, South Africa ranked first once again, alongside New Zealand, out of 117 countries. The survey measures the quality of budget transparency, public participation in the budget processes and institutional oversight. South Africa performed solidly across all three categories, although there is room for improvement in public participation. In partnership with International Budget Partnership (IBP) and Global Initiative for Fiscal Transparency (GIFT), South Africa is embarking on a 3-year pilot project to work on mechanisms to include public participation in the budget process with the assistance of civil society. South Africa scored 75 out of 100 on legislative oversight and 100 on audit institutions. South Africa remains committed to constantly improving the budget process in order to maintain its international reputation as a global leader in budget transparency even during the global pandemic of COVID-19.

The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key macroeconomic

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assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.

In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will rise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the NCOP before being debated and finally passed by both houses of Parliament towards the end of the Parliamentary session. Finally, the President has to sign the bill before it becomes law.

In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act, 2009 (Act No. 9 of 2009) (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, among other things, a procedure to amend money bills before Parliament. In general, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget. In exercising its powers, Parliament must ensure that: (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels of debt and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. Also, Parliament must consider the short, medium and long-term implications of the fiscal framework, division of revenue, the long-term growth potential of the economy, and the country's development. Further, it must consider cyclical factors that may impact the prevailing fiscal position, public revenue, and expenditure.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The Medium Term Expenditure Framework (MTEF) is intended to illustrate trends in expenditure priorities and provide a firmer foundation for fiscal planning and review purposes.

The Minister of Finance is required to indicate each year how the expected deficit between consolidated government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit-financing requirement is principally met through the issue of long term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

During each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The Auditor-General, a constitutionally independent official, supervises this auditing process. Current Auditor-General, Tsakani Maluleke, was appointed by President Cyril Ramaphosa on November 20, 2020, for a non-renewable term of seven years with effect from December 1, 2020.

Accountability is further promoted by breaking down expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and so-called economic classification items (for example, employee compensation and payments for capital assets) indicate the commitment of funds to defined purposes in more detail.

The Treasury Committee, comprising the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during a budget year, seeks to ensure prudent fiscal management. For the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the consolidated budget (in departmental allocations) are made by Parliament in an Adjustments Budget towards the middle of the fiscal year.

Also, around the end of October of each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.

Below are summaries of the 2022 Budget presented on February 23, 2022 and the 2021 MTBPS presented on November 11, 2021. Also included is the summary of the 2021/22 preliminary outcomes.

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2022-2023 National Budget and Consolidated Government Budgets

On February 23, 2022, the Minister of Finance presented the 2022 Budget.

2022-2023 National Budget

The 2022 Budget proposes consolidated spending of R2.16 trillion in 2022/23 and expects spending to grow at an annual average of 3.2% from the revised estimate of R.208 billion in 2021/22 to R2.28 trillion in 2024/25. Most non-interest spending is directed to the social wage, which includes health, education, housing, social protection, employment programs and local amenities. An amount of R18.4 billion has been allocated in 2022/23 and 2023/24 to support youth employment and the creation of short-term jobs under the presidential employment initiative.

The 2022 Budget assumes that the economic outlook will show signs of a slow recovery with estimated real GDP growth of 4.8% in 2021 projected to be followed by growth average 1.8% in the next three years. The 2022 Budget continues to consolidate public finances and prioritize restoring sustainability to public finances and, support by better-than-expected revenue collection, the government expects to realize a primary surplus in 2023/24. The consolidated budget deficit is projected to narrow from 5.7% of GDP in 2021/22 to 4.2% of GDP by 2024/25.

Consolidated government spending will amount to R6.62 trillion over the next three years, and the social wage will make up 59.4% of total non-interest spending over this period. Economic development and community development are expected to grow faster than other functions at 8.5% and 7.9% respectively, largely due to the allocation of additional funding to address the backlog in the rehabilitation of the non-toll road network and the local government equitable share to cover shortfalls from bulk services that are unable to be recovered from poor households. Debt-service costs will average R333.4 billion annually over the MTEF period and will account for 15.1% of total spending, growing faster than all other functions.

The 2022 Budget also includes the allocation of additional funds to address priorities associated with the impact of COVID-19 and to meet urgent service delivery needs over the next three years. These include the following:

•	R44 billion in 2022/23 to extend the SRD grant for 12 months;
•	R32.6 billion for financial support to current bursary holders and first-year students under the National Student Financial Aid Scheme;
•	R28.9 billion for the local government equitable share;
•	R24.6 billion for provincial education departments mainly to address the shortfall in compensation budgets; and
•	R15.6 billion to provincial health departments to support their continued response to the COVID-19 pandemic, and bridge shortfalls in essential goods and services.

Consolidated government budget

The 2022 Budget projects a consolidated budget deficit of 6% of GDP for 2022/23, narrowing to 4.2% of GDP in 2024/25. Gross debt is projected to stabilize at 75.1% in 2024/25. For two years, policy has focused on broadening the tax base, improving administration and lower tax rates, which has resulted in higher gross tax revenue. For 2021/22, gross tax revenue is expected to R181.9 billion higher than projections in the 2021 Budget. Debt-service costs 2021/22 are expected to be R268,306 million. Over the period ahead, the 2022 Budget notes that any permanent new spending commitments, such as additional social protection measures, must be fully financed by tax measures or spending cuts. This approach will prevent a deterioration of fiscal balances as the economy recovers.

Consolidated government fiscal framework

	2021/22	2022/23	2023/24	2024/25
R billion/ percentage of GDP	Revised Estimate	Medium-term estimates
Revenue	1,721.3	1,770.6	1,853.2	1,977.6
	27.5%	27.5%	27.2%	27.3%
Expenditure	2,077.0	2,157.3	2,176.8	2,281.8
	33.2%	33.5%	32.0%	31.5%
Budget balance	(355.7)	(386.6)	(323.6)	(304.2)
	(5.7)%	(6.0)%	(4.8)%	(4.2)%

Consolidated government expenditure by function(1), 2021-2025

Fiscal year	2021/22	2022/23	2023/24	2024/25	Percentage of total MTEF allocation	Average annual MTEF growth
R million	Revised Estimate	Medium-term estimates
Learning and Culture	421,379	441,494	445,969	457,988	24.3%	2.8%
Basic Education	284,297	298,102	297,301	301,262	16.2%	2.0%
Post-school education and training	125,921	131,551	137,001	145,050	7.5%	4.8%
Arts, culture, sport and recreation	11,161	11,841	11,667	11,675	0.6%	1.5%
Health	256,198	259,017	247,625	257,496	13.8%	0.2%
Social Development	352,689	364,412	317,557	322,228	18.1%	(3.0)%
Social protection	258,894	280,208	244,664	257,180	14.1%	(0.2)%
Social security funds	93,795	84,204	72,893	65,048	4.0%	(11.5)%
Community Development	212,543	236,348	252,223	266,717	13.6%	7.9%
Economic Development	201,044	227,112	237,378	256,784	13.0%	8.5%
Industrialzation and exports	38,638	39,190	37,624	38,852	2.1%	0.2%
Agriculture and rural development	27,134	27,453	27,439	28,404	1.5%	1.5%
Job creation and labor affairs	21,637	24,829	25,866	26,531	1.4%	7.0%
Economic regulation and infrastructure	96,314	117,517	128,628	144,629	7.1%	14.5%
Innovation, science and technology	17,320	18,123	17,820	18,368	1.0%	2.0%
Peace and security	218,415	220,673	217,028	226,628	12.0%	1.2%
Defense and state security	49,042	49,983	48,871	50,289	2.7%	0.8%
Police Services	108,453	110,220	108,577	114,222	6.0%	1.7%
Law courts and prisons	49,713	50,800	50,015	52,296	2.8%	1.7%
Home Affairs	11,208	9,670	9,564	9,822	0.5%	(4.3)%
General public services	71,895	69,224	69,294	70,464	3.8%	(0.7)%
Executive and legislative organs	15,002	14,844	15,212	15,293	0.8%	0.6%
Public administration and fiscal affairs	48,416	46,084	45,791	46,251	2.5%	1.5%
External affairs	8,477	8,296	8,292	8,920	0.5%	1.7%
Payments for financial assets	74,580	27,181	24,750	24,966	100%	1.4%
Allocated by function	1,808,743	1,845,461	1,811,823	1,883,271		10.7%
Debt-service costs	268,306	301,806	334,979	363,515
Contingency reserve	-	10,000	5,000	5,000
Unallocated reserve	-	-	25,000	30,000
Consolidated expenditure	2,077,049	2,157,267	2,176,802	2,281,785		3.2%

____________________

Note:

(1)	The main budget and spending by provinces, public entities and social security funds financed from own revenue.

Source: National Treasury.

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Consolidated government expenditure by economic classification(1), 2021-2025

Fiscal year	2021/22	2022/23	2023/24	2024/25	Percentage of total MTEF allocation	Average annual MTEF growth
R million	Revised Estimate	Medium-term estimates
Current payments	1,219,835	1,278,073	1,300,305	1,373,897	60.4%	4.0%
Compensation of employees	665,064	682,495	675,021	701,967	31.5%	1.8%
Goods and services	277,904	284,750	281,579	299,917	13.2%	2.6%

Interest and rent on land	276,867	310,828	343,705	372,013	15.7%	10.3%
of which Debt-service costs	268,306	301,806	334,979	363,515	15.3%	10.7%
Transfers and subsidies	700,391	739,616	712,642	731,726	33.4%	1.5%
Municipalities	148,746	164,229	173,939	184,367	8.0%	7.4%
Departmental agencies and accounts	25,350	25,448	25,686	25,462	1.2%	0.1%
Higher education institutions	49,991	54,667	54,663	56,738	2.5%	4.3%
Foreign governments and international organizations	3,508	2,983	2,985	3,374	0.1%	(1.3)%
Public corporations and private enterprises	38,457	42,752	47,357	50,778	2.2%	9.7%
Non-profit institutions	40,099	44,328	44,816	40,075	2.0%	0.0%
Households	394,239	405,211	363,197	370,932	17.4%	(2.0)%
Payments for capital assets	82,243	102,397	109,106	116,196	5.0%	12.2%
Buildings and other capital assets	59,786	77,425	83,871	88,622	3.8%	14.0%
Machinery and equipment	22,457	24,972	25,235	27,574	1.2%	7.1%
Payments for financial assets	74,580	27,181	24,750	24,966	-	-
Total	2,077,049	2,147,267	2,146,802	2,246,785	100%	2.7%
Contingency reserve	-	10,000	5,000	5,000	-
Unallocated reserve	-	-	25,000	30,000	-
Consolidated expenditure	2,077,049	2,157,267	2,176,802	2,281,785	-	3.2%

____________________

Note:

(1)	The main budget and spending by provinces, public entities and social security funds financed from own revenue.

Source: National Treasury.

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Taxation

Since the publication of the 2021 MTBPS, tax collections have strengthened, with tax revenue expected to reach R1.55 trillion, surpassing pre-pandemic forecasts. The 2022 Budget proposes to continue to raise taxes in an equitable, efficient and sustainable manner that will support South Africa’s development objectives, continue the previous two years’ approach of lowering taxes, broadening the tax base and improving administration.

Key tax policies discussed in the 2022 Budget are as follows:

Corporate income tax

As noted in the 2020 Budget, the government is restructuring the corporate income tax system in a manner that has no effect on net revenue collections. The 2022 Budget notes that effective for tax years ending on or after March 31, 2023, the corporate income tax rate is reduced by 1 percentage point to 27%.

Tax incentives

In line with the recommendations of the Katz Commission and the Davis Tax Committee, the 2022 Budget does not include policy initiatives to extend the expiring incentives that have not widened social or economic benefits. The government will continue to assess existing incentives to enhance transparency and efficiency and those found to be effective at creating the intended benefits will be retained and/or where necessary, redesigned to improve performance.

Tax proposals

The 2022 Budget provides R5.2 billion in tax relief to support households and the economy by not adjusting the general fuel levy and the RAF levy, while fully adjusting personal income tax brackets and rebates for inflation. The 2022 Budget discusses the following key tax proposals:

•	The employment tax incentive is expanded to encourage businesses to increase youth employment. To encourage businesses to employ young people, the 2022 Budget proposes an increase of 50% in the value of the employment tax incentive, effective from March 1, 2022. The incentive will increase from a maximum of R1,000 to maximum of R1,500 per month in the first twelve months and from R500 to a maximum of R750 in the second twelve months of eligibility.
•	The annual tax-free threshold for a person under the age of 65 will increase to R91,250.
•	Medical tax credits will increase from R332 to R347 per month for the first two members and from R224to R234 per month for additional members.
•	Tax treaties will be revised to ensure South Africa retains taxing rights on payments from local retirement funds and the government intends to initiate these negotiations this fiscal year.
•	Public comments on the tax treatment of contributions to the two-pot retirement system, where pre-retirement access to a portion of one’s retirement assets is enabled while the remainder of one’s retirement assets is preserved for retirement, are being reviewed in preparation for public workshops, to be followed by legislative amendments.
•	Provisional taxpayers with business interests are required to declare their assets and liabilities in their tax returns each year. However, to assist with the detection of non-compliance or fraud through the existence of unexplained wealth, the 2022 Budget proposes that all provisional taxpayers with assets above R50 million be required to declare specified assets and liabilities at market values in their 2023 tax returns.

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•	The 2020 Budget announced the government’s intention to restructure the corporate income tax system by reducing avoidance opportunities and expanding the tax base, while lowering the headline tax rate. In an effort to better align South Africa’s interest limitation rules with the OECD/G20 recommendations on base erosion and profit sharing, the 2022 Budget proposes restricting the use of assessed losses. The offsetting of the balance of assessed losses brought forward will be limited to 80% of taxable income. It is proposed that these measures will take effect for the years of assessment ending on or after March 31, 2023.

State-owned companies

The financial position of major state-owned companies remains under pressure. In 2020/21, most of these companies deferred their capital investment projects to preserve cash to meet short-term obligations which resulted in a 6.2% decline in their consolidated asset base. Supplemented by government equity investments, total liabilities for the state-owned companies, which consists mainly of borrowings, decreased by 11.2%, reaching R853.4 billion in 2020/21. Consequently, the higher reduction in liabilities resulted in a 7.4% increase in net asset value.

The average return on equity, which is used to gauge the efficiency of state-owned companies in generating profits, deteriorated to negative 14.6%. Falling profitability has led to a 47.4% decrease in net cash from operations, from R56.3 billion in 2019/20 to R29.6 billion in 2020/21. The Budget acknowledges that burdensome cost structures, mainly consisting of high debt-service costs and employee compensation, continue to hinder profitability and a sharp decline in revenue growth brought on by subdued demand during the pandemic further weakened returns.

To reduce their demands on public resources, the 2022 Budget emphasizes that state-owned companies must develop and implement sustainable turnaround plans that align with their mandates, incorporate long-term structural considerations of their sectors and identify appropriate funding models. The Presidential State-Owned Enterprises Council is developing a new approach to the government’s management of these companies and some will be retained while others may be disposed or consolidated. During 2022/23, the National Treasury will publish a framework outlining the criteria for government funding of state-owned companies. The government will guide and support credible restructuring plans and guaranteed debt will continue to have the full backing of the government.

The 2022 Budget notes the following issues and priorities for each of the major state-owned companies:

•	Eskom: Eskom does not generate sufficient cash to cover debt and finance costs and continues to rely on state support. The electricity availability factor fell from 66.7% to 64.2% in the year to March 31, 2021, with power cuts continuing. Delayed and inadequate maintenance has resulted in deteriorating and unreliable performance, leading to higher maintenance costs. By March 31, 2021, Eskom had used R281.6 billion of its R350 billion government guarantee facility, with another R7 billion committed. As Eskom redeems some of its maturing debt, it space capacity within the limits of the facility. Taking into account redemptions over the period, the Minister of Finance approved a special dispensation to allow the utility to access additional guaranteed debt. The government has also provided Eskom with equity support of R31.7 billion in 2021/22. Eskom missed the December 31, 2021 deadline to complete the legal separation of its transmission unit because lenders have not yet approved the restructuring. The generation and distribution entities are expected to complete legal separation by December 31, 2022.

•	South African Airways: In the 2020 Budget, R16.4 billion was set aside for South African Airways over to the 2020 medium-term expenditure framework period to settle state-guaranteed debt and interest costs. To date, the government has paid R14.6 billion of this amount, with the remaining R1.8 billion to be paid in 2022/23. In addition, the 2020 MTBPS allocated R10.5 billion to South African Airways in 2020/21 for the implementation of the business rescue plan. The Department of Public Enterprises aims to finalize the partial sale of South African Airways to an identified strategic equity partner in early 2022. The carrier commenced scheduled flights in September 2021, in line with plans for a conservative re-entry into the domestic and regional markets and intends to introduce long-haul routes in the second half of 2022.
•	Land Bank: Land Bank remains in financial distress after defaulting on its debt in 2020/21. Since then, the Land Bank has reduced its debt by 29%, from R40.6 billion to R29.2 billion, through capital repayments. The Auditor-General cited inadequate internal controls in the 2019/20 audit report. The 2020/21 audit noted improvements, but did not result in a clean audit given insufficient evidence relating to disbursements and repayments on certain loans. The Auditor-General noted that the proposed solution to remedy the default was still in progress, casting doubt on the Land Bank’s ability to continue operations. In addition to R3 billion allocated through the 2020 adjustments budget, the 2021 Budget announced conditional allocations of R5 billion to the Land Bank in 2021/22 and R1 billion in each of the two subsequent years. Due to delays in concluding negotiations with lenders, the R5 billion transfer to the Land Bank is unlikely to materialize in 2021/22. The 2022/23 fiscal framework makes provision in the contingency reserve for a R5 billion conditional allocation to the Land Bank.

•	Transnet: Transnet reported a net loss of R8.3 billion for the year ended March 31, 2021, down from a restated net profit of R2.9 billion in the prior year. Restrictions on economic activity associated with the COVID-19 pandemic affected rail, port and pipeline sales. Rail volumes also suffered from cable theft, power failures, vandalism, adverse weather and derailments.

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•	Denel: Denel cannot meet its obligations as they fall due. In the current financial year, the government has allocated Denel R3 billion through section 70(2)(b) of the Public Finance Management Act to cover capital and interest payments on guaranteed debt. Broader alignment is required between the Department of Defense, the Department of Public Enterprises, the National Treasury and other relevant stakeholders to agree on Denel’s future. This will enable Denel to implement its strategic plan to consolidate operations, dispose of non-core assets and move ahead with identified strategic equity partnerships.

•	South African Broadcasting Corporation: The SABC’s losses grew from R511.4 million in 2019/20 to R530.2 million in 2020/21. The COVID-19 pandemic and accompanying lockdown measures led to a significant drop in advertising spending and revenue. As part of making the company financially sustainable, the SABC has retrenched employees and revised its advertising sales model. Interim financial reports show marginal increases in revenues, associated with the easing of lockdown restrictions.

•	South African Special Risk Insurance Association: SASRIA has paid dividends to the government in all but two years since 1999/2000. These dividends generated from its surpluses amounted to R12.8 billion. The outbreak of public riots in July 2021 led to a large number of claims totaling R32 billion. SASRIA was unable to meet its payment obligations for these claims from its available cash reserves, investments and reinsurance coverage. To help settle claims and ensure that the insurer has sufficient capital to meet regulatory requirements, the government has allocated R22 billion to SASRIA in the current financial year. To strengthen its ability to respond to risks without relying on government support, SASRIA will increase premium prices, review reinsurance arrangements and explore ways to increase its client base.

Social grants

The 2022 Budget provides for a twelve-month extension of the R350 per month special COVID-19 SRD grant, which will ensure the continuation of public support for low income households as the pandemic recedes. South Africa’s comprehensive social wage has been significantly augmented in the previous two budgets.

Spending on social wage has risen from 58.2% to 59.5% of consolidated non-interest spending between 2019/20 and 2021/22, and nearly half of the population currently receives at least one social grant from the state.

Matching new spending for social grants with permanent revenue sources to ensure a long-term sustainable approach to social protection is a collaborative focus of the Presidency, the National Treasury, the Department of Social Development and other interested parties.

Government debt and borrowing plans

The government’s gross borrowing requirement decreased from a project R547.9 billion to R412 billion in 2021/22. Due to elevated redemptions over the medium-term, the borrowing requirement is set to peak at R487.6 billion in 2023/24. The Budget anticipates that gross loan debt is expected to increase from R4.35 trillion (69.5% of GDP) in 2021/22 to R4.69 trillion (72.8% of GDP) in 2022/23 and will stabilize at R5.43 trillion (75.1% of GDP) in 2024/25.

The 2022 Budget also notes that, overall, South Africa’s cost of funding has declined since 2019/20, but cautions as tightening global and domestic monetary conditions may lead to an increase in funding costs.

In 2021/22, the gross borrowing requirement was financed through a combination of domestic short- and long-term loans, foreign-currency loans and cash balances. The government continued its bond-switch program, exchanging shorter-dated bonds for longer ones, to reduce refinancing risk and manage the large number of short-term redemptions falling due. In addition, the government accessed lower-cost funding from international financing institutions.

Although the debt trajectory has improved relative to the 2021 Budget, uneven implementation of reforms and high fiscal risks continue to impact the country’s economic recovery and credit rating.

Risks to the financing strategy

The 2022 Budget noted the following key risks to the financing strategy:

•	Rising inflation and expectations of higher interest rates could increase borrowing costs.

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•	Higher interest rates in developed economies could reduce demand for domestic bonds.
•	Further depreciation in the rand exchange rate would raise the cost of outstanding foreign-currency debt.
•	Lower-than expected GDP growth and materialization of contingent liabilities at state-owned companies could increase funding costs.

Largest risks to the fiscal outlook

Over the period ahead, the 2022 Budget highlights the following as elevated risks to the fiscal outlook:

•	A global or domestic economic slowdown, resulting in lower revenue and greater calls for fiscal support.
•	Rising borrowing costs due to inflation and higher global interest rates.
•	The materialization of contingent liabilities from state-owned companies.
•	Higher-than-budgeted compensation increases and/or a decision by the Constitutional Court to uphold the appeal related to non-implementation of the final portion of the 2018 wage agreement.

2021 Medium Term Budget Policy Statement

On November 11, 2021, the Minister of Finance presented the 2021 MTBPS. The 2021 MTBPS announced the 2021 MTEF, which set out the consolidated expenditure framework for fiscal years 2022/23 to 2024/25. The framework consisted of revised baseline estimates reflecting the government’s current spending priorities, including community development, social development, economic development, health services, as well as learning and culture (which take up the largest of planned expenditure).

The 2021 MTBPS reaffirmed the fiscal strategy set out in the 2021 Budget.

Macroeconomic stability – including low and stable inflation, a flexible exchange rate and sustainable fiscal balances – protects the economy from external shocks and promotes investment. It is a precondition – but not a substitute – for faster growth. Countries with unsustainable public finances are at greater risk of economic crises and loss of fiscal sovereignty. The fiscal framework supports macroeconomic stability by providing planning certainty and a buffer to the unexpected costs that may arise from global or domestic shocks. In recent years, South Africa has experienced several such shocks, including the near-collapse of Eskom and continued electricity supply constraints, the COVID-19 pandemic, and the outbreak of public violence in Gauteng and KwaZulu-Natal in July of this year. These events, combined with existing weakness in the public finances, have virtually eliminated the fiscal space government requires to respond effectively to future crises.

Government expenditure exceeded revenue every year since 2008/09. In that time, the consolidated budget has grown from R712.8 billion in 2008/09 to R2.13 trillion in 2021/22 – an average increase of 8.8% per year. Higher expenditure has not always been efficient or effective. Much of the increase was absorbed by a rising public-service wage bill, averaging about 35% of expenditure. The effectiveness of several large spending programs is questionable, and state procurement systems often fail to deliver value for money.

At the same time, debt-service costs will on average consume 21 cents of every rand collected in main budget revenue over the MTEF period. This continues to crowd out spending on essential public services such as health, social development, and peace and security. Elevated debt redemptions will further reduce fiscal space over the medium term as R423.4 billion of debt borrowed in previous years matures. In addition, the interest rate that government pays on its debt is higher than the GDP growth rate. In these circumstances, it is impossible to reduce the ratio of debt to GDP without running a primary budget surplus, as the stock of debt increases more quickly than the economy is growing. The position of the public finances an impediment to growth. Committing to higher spending levels in the absence of faster economic growth will further undermine macroeconomic credibility, with increasingly detrimental effects on the economy.

A surge in commodity prices improved the in-year revenue outlook, although its effect is likely to be temporary. Revenue collections remained well below pre-pandemic expectations. Compared with the 2020 Budget projections, revenue is expected to be R284.7 billion lower than forecast until 2022/23. The gross tax revenue estimate for 2021/22 has been revised up by R120.3 billion compared with the projection in the 2021 Budget. This improved outlook is due to better-than-expected collections in the final quarter of 2020/21, upward revisions to near-term economic growth projections and strong income tax collections, especially from corporates. After falling to 22.5% last year, the tax-to-GDP ratio is expected to increase to 24.1% in the current year. Strong and sustained economic growth, coupled with greater efficiency in revenue collection, is needed to raise the tax-to-GDP ratio over the medium term.

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In the 2021 MTBPS, tax revenues are expected to increase to R1.72 trillion, or 24.1% of GDP, by 2024/25. The commodity price rally and resulting terms of trade benefits are expected to remain supportive for the rest of 2021/22, but export commodity prices are expected to decline, with associated deterioration in the terms of trade in the outer years of the forecast. Windfall commodity revenues are unlikely to provide significant additional revenues beyond 2021/22. Similarly, slow employment growth and lower employment levels limit personal income tax projections. Although revenue collection was revised higher in the 2021 MTBPS, the difference between 2021 Budget and current estimates declines over the MTEF forecast period. The outlook for several major tax bases was revised lower relative to the 2021 Budget. Further improvement in the gross tax-to-GDP ratio depends on a durable economic recovery that addresses structural imbalances in the economy.

Government continues to devote considerable resources to core functions and social priorities, despite slower spending growth in recent years in line with fiscal consolidation. The social wage accounts for nearly 60% of consolidated non-interest spending over the MTEF period. Healthcare, education and social protection make up the bulk of this amount. Debt-service costs, estimated at R1 trillion over the same period, exceed all individual consolidated spending items by function (except for learning and culture), indicating the effect of South Africa’s rising debt stock on basic services. Over the medium term, the National Treasury will continue working with departments to assess the efficiency, effectiveness and performance of selected programs. General findings from spending reviews conducted in 2020/21 suggest the need to:

•	Improve design to ensure the development of policies that are affordable in the current context, and avoid overlapping mandates.
•	Review procurement processes to eradicate corruption and ensure delivery of cost-effective solutions.
•	Contain compensation spending through a combination of headcount and remuneration measures.

Main budget expenditure reaches 30.7% of GDP in 2021/22, moderating to 28.6% of GDP by 2024/25. This largely reflects fiscal consolidation measures, although debt-service costs will continue to rise over the MTEF period. The main budget deficit is expected to moderate from 6.6% of GDP in the current year to 4.9% of GDP by 2024/25. A primary budget surplus is projected from 2024/25, and debt is expected to stabilize in the following year. The consolidated budget deficit is projected to narrow from 7.8% of GDP in 2021/22 to 4.9% of GDP in 2024/25.

The following table sets forth the Consolidated Government Expenditure set out in the 2021 MTBPS for the indicated periods.

Consolidated government expenditure, 2019 – 2021

	2019		2020		2021
	Outcome	Percentage of Total	Outcome	Percentage of Total	Outcome	Percentage of Total
	(R billion)		(R billion)		(R billion)
Current payments	1,010.5	61.5%	1,089.9	59.9%	1,121.5	56.9%
Compensation of employees	584.2	35.6%	624.3	34.3%	635.4	32.2%
Goods and services	234.3	14.3%	251.7	13.8%	246.0	12.5%
Interest and rent on land	192.0	11.7%	214.0	11.8%	240.1	12.2%
of which Debt-service costs	182	11.1%	205	11.3%	233	11.8%
Transfers and subsidies	546.6	33.3%	601.7	33.1%	694.3	35.2%
Provinces and municipalities	129.4	7.9%	135.2	7.4%	149.1	7.6%
Departmental agencies and accounts	25.2	1.5%	27.3	1.5%	29.8	1.5%
Higher education institutions	39.2	2.4%	43.5	2.4%	46.9	2.4%
Foreign governments and international organizations	2.4	0.1%	2.5	0.1%	2.4	0.1%
Public corporations and private enterprises	33.9	2.1%	34.8	1.9%	30.1	1.5%
Non-profit institutions	36.2	2.2%	38.9	2.1%	45.4	2.3%
Households	280.3	17.1%	319.5	17.6%	390.7	19.8%
Payments for capital assets	70.0	4.3%	62.5	3.4%	65.0	3.3%
Buildings and other capital assets	55.4	3.4%	47.1	2.6%	47.2	2.4%
Machinery and equipment	14.7	0.9%	15.4	0.8%	17.9	0.9%
Payments for financial assets	15.7	1.0%	66.1	3.6%	90.9	4.6%
Contingency reserve	-	-	-	-	-	-
Total consolidated expenditure	1,642.9	100.0%	1,820.1	100.0%	1,971.8	100.0%

___________________

Note:

(1)	These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years.

Source: National Treasury.

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Consolidated government expenditure by function(1), 2018/19 – 2024/25

	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	Average annual growth
	Outcome			Revised	Medium-term estimates			2021/22 to 2024/25
	(R billion)
Learning and culture	349.3	378.7	384.4	417.8	414.3	415.6	434.8	1.3%
Basic education	245.4	261.3	268.8	281.8	279.6	279.0	291.7	1.2%
Post-school education and training	93.5	106.9	106.6	124.7	123.4	125.3	131.5	1.8%
Arts, culture, sport and recreation	10.3	10.4	9.0	11.2	11.3	11.3	11.7	1.2%
Health	207.6	222.7	248.2	259.0	247.8	243.6	254.7	(0.6)%
Peace and security	199.8	211.7	212.4	219.3	218.2	213.3	222.8	0.5%
Defense and state security	48.2	50.3	54.0	49.4	48.9	48.1	50.3	0.6%
Police services	98.0	104.6	103.4	109.4	109.2	106.2	111.0	0.5%
Law courts and prisons	45.0	47.4	46.9	49.2	50.4	49.6	51.9	1.8%
Home affairs	8.6	9.4	8.1	11.3	9.6	9.4	9.7	(5.1)%
Community development	188.9	196.4	203.3	218.0	235.9	243.5	256.2	5.5%
Economic development	182.4	187.1	170.2	206.3	217.8	227.6	241.8	5.4%
Industrialization and exports	35.0	37.5	31.9	39.5	37.6	37.9	39.7	0.2%
Agriculture and rural development	25.6	27.0	24.4	28.5	28.3	28.2	29.4	1.1%
Job creation and labour affairs	19.2	21.6	19.4	23.3	24.2	24.3	25.4	3.0%
Economic regulation and infrastructure	87.3	86.0	79.6	97.7	110.1	119.5	129.0	9.7%
Innovation, science and technology	15.4	15.0	15.0	17.4	17.7	17.7	18.2	1.6%
General public services	64.6	64.8	64.1	70.8	68.9	68.8	71.0	0.1%
Executive and legislative organs	15.0	15.9	15.2	15.3	15.3	15.4	16.1	1.7%
Public administration and fiscal affairs	41.7	41.3	41.6	46.8	45.3	45.1	46.0	(0.5)%
External affairs	7.9	7.6	7.2	8.7	8.3	8.3	8.9	0.8%
Social development	252.7	287.9	365.7	399.6	321.5	320.4	333.2	(5.9)%
Social protection	190.5	220.7	251.0	256.8	238.1	240.5	251.3	(0.7)%

Social security funds	62.1	67.2	114.7	142.8	83.3	79.9	81.9	(16.9)%
Payments for financial assets	15.7	66.1	90.9	68.4	27.5	25.1	25.2	-
Unallocated reserve	-	-	-	-	15.1	28.8	29.3	-
Contingency reserve	-	-	-	-	5.0	5.0	5.0	-
Debt-service costs	181.8	204.8	232.6	269.2	303.1	334.6	365.8	10.8%
Total consolidated expenditure	1,642.9	1,820.1	1,971.8	2,128.5	2,075.0	2,126.3	2,239.8	1.7%

___________________

Note:

(1)	Consisting of national and provincial departments, social security funds and public entities.

Source: National Treasury.

Consolidated government expenditure economic classification(1), 2018/19 – 2024/25

	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	Average annual growth
	Outcome			Revised	Medium-term estimates			2021/22 to 2024/25
	(R billion)
Current payments	1,010.5	1,089.9	1,121.5	1,234.1	1,258.5	1,281.2	1,354.6	3.2%
Compensation of employees	584.2	624.3	635.4	665.7	665.2	656.0	685.1	1.0%
Goods and services	234.3	251.7	246.0	290.3	281.4	281.6	294.2	0.4%
Interest and rent on land	192.0	214.0	240.1	278.1	311.9	343.6	375.3	10.5%
of which: debt-service costs	181.8	204.8	232.6	269.2	303.1	334.6	365.8	10.8%
Transfers and subsidies	546.6	601.7	694.3	736.4	669.5	681.1	712.9	(1.1)%
Provinces and municipalities	129.4	135.2	149.1	147.6	159.5	161.5	167.8	4.4%
Departmental agencies and accounts	25.2	27.3	29.8	25.0	24.0	24.8	24.5	(0.6)%
Higher Education Institutions	39.2	43.5	46.9	47.2	51.1	51.4	53.5	4.3%
Foreign governments and international organizations	2.4	2.5	2.4	3.5	3.0	3.0	3.4	(1.4)%
Public corporations and private enterprises	33.9	34.8	30.1	38.7	41.2	45.4	51.8	10.3%
Non-profit institutions	36.2	38.9	45.4	41.3	42.1	42.7	45.2	3.1%
Households	280.3	319.5	390.7	433.1	348.7	352.3	366.6	(5.4)%
Payments for capital assets	70.0	62.5	65.0	89.7	99.4	105.1	112.9	8.0%
Buildings and other capital assets	55.4	47.1	47.2	65.3	75.9	80.0	84.9	9.1%
Machinery and equipment	14.7	15.4	17.9	24.3	23.5	25.1	28.0	4.8%
Payments for financial assets	15.7	66.1	90.9	68.4	27.5	25.1	25.2	-
Unallocated reserve	-	-	-	-	15.1	28.8	29.3	-
Contingency reserve	-	-	-	-	5.0	5.0	5.0	-
Total consolidated expenditure	1,642.9	1,820.1	1,971.8	2,128.5	2,075.0	2,126.3	2,239.8	1.7%

___________________

Note:

(1)	Consisting of national, provincial, social security funds and public entities. 2020/21 excludes June 2020 budget adjustments.

Source: National Treasury.

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Announced fiscal package for 2021/22

The macro-fiscal context will remain constrained as a consequence of the unrest and the lockdown. In this environment, Government will strive to provide continued support to the economy and public health services in the short term. On July 25, 2021, the President announced a fiscal support package to respond to the recent developments in the COVID-19 pandemic and public violence, mainly in KwaZulu-Natal and Gauteng. It is expected that the on-budget fiscal package will cost R37.9 billion.

On-budget fiscal response measures in 2021/22

R million	2021/22
Fiscal response measures	32,850
Social grants additions(1)	26,700
SASRIA	3,900
Business support(2)	2,300
Reprioritization from DTIC and DSBD	(1,000)
South African National Defense Force	700
South African Police Service	250
Increase in spending ceiling	32,850
Revenue measures	5,000
Employment tax incentive	5,000
Total, financed through higher-than-expected revenue collection	37,850

___________________

Notes:

(1)	Of which R500 million is for grants administration.
(2)	Department of Trade, Industry and Competition (DTIC). Department of Small Business Development (DSBD).

Source: National Treasury.

The fiscal relief package includes:

•	A reintroduction of the temporary R350 special COVID-19 SRD grant until the end of 2021/22, with broadened eligibility to include caregivers who receive the child support grant.
•	A provision of R3.9 billion for SASRIA – the state-owned insurer covering risks such as public disorder and riots – for balance sheet support to ensure that claims following the July public violence are settled.
•	Support for small businesses affected by COVID-19 restrictions and the July public violence, amounting to R1.3 billion.
•	Additional funding totaling R950 million allocated to the South African Police Service and the South African National Defense Force.

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•	An amount of R5 billion of estimated revenue foregone from expanding the employment tax incentive for four months from 1 August 2021.
•	In addition, an amount of R5.3 billion has been set aside by the Unemployment Insurance Fund to extend coverage of the temporary employer/employee relief scheme.

The package will include R5 billion in revenue measures, specifically an expansion of the Employment Tax Incentive (ETI) for four months. In addition, also announced were payment deferrals for three months on Pay-As-You-Earn (PAYE) for qualifying industries, as well as deferrals of excise duties on alcohol. These measures will be implemented from 1 August 2021. It is important that the fiscal package be financed in a manner that will not have a negative impact on government’s fiscal consolidation policy or debt trajectory.

2022 Medium-Term Expenditure Framework

The 2021 MTBPs announced the 2022 MTEF, which sets out the consolidated expenditure framework for the fiscal year 2021/22 through 2024/25. The framework consists of revised baseline estimates reflecting the government’s current spending priorities, including reducing the national debt, health services, education development, housing development, social protection and employment programs. Over the next three years, the government expects to pay more for interest on its debt, with an average of 21 cents on every rand collected in revenue per year, than it will spend on health services, social development or peace and security.

2021/22 Preliminary Outcomes

Preliminary outcomes for 2021/22 show higher than anticipated revenues since the 2021 Budget. Compared with 2021 Budget estimates:

•	tax receipts for 2021/22 are projected to reach R1.55 trillion, compared to an estimated R1.37 trillion at the time of the 2021 Budget.
•	Pressure exerted on the budget by public-service compensation costs has reduced the rate of growth in the wage bill as outlined in the 2021 Budget
•	Main budget expenditure ceiling increased by R192.2 billion in the first two years of the MTEF period, compared to 2021 Budget proposals.
•	The main budget deficit reached 9.9% of GDP compared to the 11.1% projected in the 2021 Budget.

2021-2022 National Budget and Consolidated Government Budgets

On February 24, 2021, the Minister of Finance presented the 2021 Budget.

2021-2022 National Budget

The 2021 Budget is framed by the two policy objectives set out in the 2020 MTBPS: promoting economic recovery and returning the public finances to a sustainable position. Fiscal policy continues to focus on short-term economic support, pro-growth fiscal consolidation and debt stabilization. Narrowing the budget deficit and stabilising the debt-to-GDP ratio requires continued restraint in expenditure growth. These efforts remain on course:

Compared with the 2020 Budget, main budget non-interest expenditure will be reduced by R264.9 billion, or 4.6% of GDP, over the 2021 MTEF period. Most of these adjustments are to the wage bill. Excluding compensation reductions, consolidated non-interest expenditure grows by an annual average of 0.4% in real terms.

Tax revenue estimates for 2020/21 are R213.2 billion below the 2020 Budget estimate, but R99.6 billion above the 2020 MTBPS estimate. Revenue growth is expected to slow over the medium term. To support the economy, no additional tax measures are included in the MTEF period, and tax increases of R40 billion proposed previously will be withdrawn.

The fiscal framework reduces growth in the wage bill and the share of spending on wages, while sustaining real spending increases on capital payments, specifically for buildings and other fixed structures. The consolidated budget deficit, which reaches a record 14% of GDP in 2020/21, will narrow to 6.3% of GDP in 2023/24. Government remains on track to achieve a primary fiscal surplus by 2024/25 and stabilise debt in the following year. Gross debt is projected to stabilise at 88.9% of GDP in 2025/26.

The Inquiry into Tax Administration and Governance by South African Revenue Service (the Nugent Commission) highlighted significant governance failures, the dismantling of critical organizational arrangements and the loss of experienced staff, which contributed to poor revenue collection in recent years. The Commission made 27 recommendations to address governance failures at the institution. To date, the Commissioner for SARS has implemented 14 of these recommendations, including re-establishing the Large Business Centre, and units focusing on litigation, compliance and integrity. The performance of the previous executive committee was reviewed, and operational policies related to VAT refunds, settlements and debt collection contracts are being amended. SARS has started legal processes to recover unwarranted expenditure and handed over case files on persons identified in the Nugent report. The inter-agency working group on criminal and illicit economic activities completed 117 investigations, yielding revenue of R2.7 billion. Customs and excise operations are reducing the illicit movement of goods across borders, assisted by specialised cargo scanners.

In the 2021 Budget, total consolidated government spending is expected to grow at an average annual growth rate of 0.7%, from R2.05 trillion in 2020/21 to R2.1 trillion in 2023/24. Current payments, driven by compensation of employees, account for R3.74 trillion or 60.8% of consolidated spending over the MTEF period. Compensation spending amounts to R1.97 trillion or 32% over the medium term, growing at an annual average rate of 1.2%. Debt-service costs, estimated at R916 billion over the MTEF period, exceed all individual consolidated spending items by function, except social development, and learning and culture. They are also the fastest-growing item of spending by function. Between the 2020 Budget and the 2021 Budget, the consolidated budget deficit for 2020/21 doubled. It is now estimated at 14% of GDP, up from 6.8% a year ago. The main drivers of the widening deficits are lower tax revenue and higher estimated deficits for social security funds, partially offset by higher projected surpluses of public entities. The consolidated deficit is projected to narrow from 9.3% of GDP in 2021/22 to 6.3% of GDP in 2023/24.

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Spending across functions supports the implementation of the National Development Plan and government priorities. New and urgent priorities are funded by reprioritising spending. Efficient and effective spending is central to achieving these priorities. The 2021 Budget meets urgent pandemic-related spending pressures, such as procuring COVID-19 vaccines, expanding the public employment initiative, and continuing social and economic relief measures. This support includes:

Provisional allocations of R11 billion for the public employment initiative in 2021/22. By January 2021, the initiative had created 430 000 jobs of varying duration. It aims to create another 180 000 such jobs by March 2021.

An extension of unemployment insurance benefits through the Unemployment Insurance Fund (UIF) for another three months to April 2021. This will increase spending on the COVID-19 Temporary Employer/Employee Relief Scheme to R73.6 billion in 2020/21. As at end-January 2021, the UIF had paid R57.3 billion to 13.9 million workers.

A recapitalization of R5 billion in 2021/22, to be funded through reprioritization, and another R2 billion in both 2022/23 and 2023/24 for the Land Bank. The 2021 MTBPS will confirm the sources of reprioritisation to accommodate this requirement.

Other cost pressures are funded through a combination of reallocations and reprioritisations over the MTEF period. Notwithstanding these fiscal measures, government debt as a share of GDP remains high at 87.3% by 2023/24. Debt-service costs increase at an annual average rate of 13.3% and will reach R338.6 billion in 2023/24.

The COVID-19 fiscal response added significant resources in 2020/21 to various government functions and spending items. In 2020/21, social development was the largest category of expenditure, receiving 22.7% of total allocations, followed by learning and culture (mainly basic education), health, peace and security, community development and economic development. However, the largest category of spending in terms of inputs required remains compensation of employees, which accounts for 31% of expenditures. Transfers to households also remained significant. Consolidation amid a prolonged low growth calls for more vigilance in budgeting, and steps are being taken across government to improve budget execution and the in-year monitoring of spending. National and provincial departments and municipalities submit monthly reports to the National Treasury. To strengthen oversight, a process has been initiated for all national public entities quarterly. This will improve transparency and provide early warnings of budget deviations.

The following table sets forth the Consolidated Government Expenditure set out in the 2021 Budget for the indicated periods.

Consolidated government expenditure, 2018 – 2020

	2018		2019		2020
	Outcome	Percentage of Total	Outcome	Percentage of Total	Outcome	Percentage of Total
	(R billion)		(R billion)		(R billion)
Current payments	941.4	61.1%	1,010.3	61.5%	1,090.7	59.9%
Compensation of employees	547.9	35.6%	584.4	35.6%	623.8	34.2%
Goods and services	220.6	14.3%	233.8	134.2%	253.2	13.9%
Interest and rent on land	172.9	11.2%	192.0	11.7%	213.7	11.7%
of which Debt-service costs	163	10.6%	182	11.1%	205	11.2%
Transfers and subsidies	501.7	32.6%	547.4	33.3%	603.2	33.1%
Provinces and municipalities	121.8	7.9%	129.4	7.9%	135.2	7.4%
Departmental agencies and accounts	27.3	1.8%	25.2	1.5%	27.6	1.5%
Higher education institutions	36.8	2.4%	39.2	2.4%	43.6	2.4%
Foreign governments and international organizations	2.1	0.1%	2.4	0.1%	2.5	0.1%
Public corporations and private enterprises	31.6	2.0%	34.7	2.1%	36.1	2.0%
Non-profit institutions	31.0	2.0%	36.2	2.2%	38.8	2.1%
Households	251.2	16.3%	280.3	17.1%	319.4	17.5%
Payments for capital assets	77.5	5.0%	70.1	4.3%	62.3	3.4%
Buildings and other capital assets	60.9	4.0%	55.4	3.4%	47.0	2.6%
Machinery and equipment	16.6	1.1%	14.7	0.9%	15.3	0.8%
Payments for financial assets	20.3	1.3%	15.7	1.0%	66.1	3.6%
Total consolidated expenditure	1,540.9	100.0%	1,643.6	100.0%	1,822.3	100.0%

Note:

(1)	These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to reclassification of expenditure items for previous years. Data for the historical years have been adjusted accordingly.

Source: National Treasury.

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Consolidated government expenditure by function(1), 2017/18 – 2023/24

	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	Average annual growth
	Outcome			Revised	Medium-term estimates			2021/22 to 2023/24
	(R billion)
Learning and culture	314.4	349.8	381.2	387.2	402.9	411.0	416.0	2.4%
Arts, culture, sport and recreation	9.8	10.3	12.3	9.2	11.0	11.2	11.5	7.6%
Basic education	230.8	245.3	261.4	266.3	272.3	277.0	279.5	1.6%
Post-school education and training	73.8	94.1	107.5	111.7	119.6	122.8	125.0	3.8%
Health	192.5	207.4	223.1	247.0	248.8	245.9	245.0	(0.3)%
Peace and security	194.6	199.8	211.7	218.6	208.6	212.9	213.4	(0.8)%
Defense and state security	49.1	48.2	50.3	54.0	46.7	47.8	48.1	(3.7)%
Home affairs	8.6	8.6	9.5	9.8	8.9	9.5	9.4	(1.4)%
Law courts and prisons	43.1	45.0	47.4	48.3	48.5	49.6	49.9	1.1%
Police services	93.8	98.0	104.6	106.6	104.6	105.9	106.0	(0.2)%
Community development	183.7	188.8	196.3	211.5	218.8	234.0	240.7	4.4%
Economic development	177.5	182.9	186.1	191.9	207.5	210.9	217.2	4.2%
Agriculture and rural development	23.6	25.6	27.0	25.3	27.4	28.1	28.4	3.9%
Economic regulation and infrastructure	86.1	87.3	85.6	86.5	93.1	104.0	109.5	5.0%
Industrialisation and exports	33.3	35.4	36.9	33.1	36.2	36.8	37.1	3.9%
Innovation, science and technology	15.7	15.4	15.0	15.4	17.4	18.0	17.9	5.0%
Job creation and labour affairs	18.8	19.2	21.1	31.6	33.4	24.0	24.2	(8.5)%
General public services	62.8	64.6	65.1	62.5	68.4	68.5	69.1	3.4%
Executive and legislative organs	13.9	15.0	15.9	14.4	14.5	14.8	15.0	1.4%
External affairs	8.9	7.9	7.5	7.2	7.9	8.2	8.3	(5.0)%
Public administration and fiscal affairs	40.0	41.7	41.6	40.9	46.1	45.4	45.9	3.9%
Social development	232.4	252.7	287.9	413.3	335.3	326.2	325.2	(7.7)%
Social protection	178.7	190.5	220.6	256.8	229.4	239.6	325.2	(2.1)%
Social security funds	53.7	62.1	67.3	156.5	105.9	86.6	240.8	(18.6)%
Payments for financial assets	20.3	15.7	66.1	87.6	48.2	27.2	24.9	(34.2)%
Allocation by functional classification	1,378	1,462	1,617	1,820	1,739	1,736	1,752	(1.3)%
Contingency reserve	-	-	-	-	12.0	5.0	5.0	-
Debt-service costs	162.6	181.8	204.8	232.9	269.7	308.0	338.6	13.3%
Total consolidated expenditure	1,540.9	1,643.6	1,822.3	2,052.5	2,020.4	2,049.5	2,095.1	0.7%

Note:

(1)	The main budget and spending by provinces, public entities and social security funds financed from own revenue.
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Consolidated government expenditure by economic classification(1), 2017/18 – 2023/24

	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	Average annual growth
	Outcome			Revised	Medium-term estimates			2021/22 to 2023/24
	(R billion)
Current payments	941.4	1,010.3	1,090.7	1,148.5	1,208.2	1,245.8	1,281.6	3.7%
Compensation of employees	547.7	584.4	623.8	637.0	650.4	656.0	659.3	1.2%
Goods and services	220.6	233.8	253.2	269.9	279.5	273.4	275.0	0.6%
Interest and rent on land	172.9	192.0	213.7	241.6	278.3	316.4	347.3	12.9%
of which: debt-service costs	162.6	181.8	204.8	232.9	269.7	308.0	338.6	13.3%
Transfers and subsidies	501.7	547.4	603.2	741.5	668.9	678.8	686.3	(2.5)%
Departmental agencies and accounts	27.3	25.2	27.6	28.0	23.7	23.7	23.9	(5.2)%
Foreign governments and international organizations	2.1	2.4	2.5	2.3	2.8	2.9	3.0	9.3%
Higher Education Institutions	36.2	39.2	43.6	46.6	49.1	50.2	50.8	2.9%
Households	251.2	280.3	319.4	440.1	363.1	356.6	355.9	(6.8)%
Non-profit institutions	31.0	36.2	38.8	44.2	40.7	42.1	43.5	(0.6)%
Provinces and municipalities	121.8	129.4	135.2	151.4	150.7	159.6	161.9	2.2%
Public corporations and private enterprises	31.6	34.7	36.1	28.8	38.9	43.7	47.4	18.1%
Payments for capital assets	77.5	70.1	62.3	74.8	83.0	92.7	97.4	9.2%
Buildings and other capital assets	60.9	55.4	47.0	54.1	63.1	68.9	71.7	9.9%
Machinery and equipment	16.6	14.7	15.3	20.7	19.9	23.8	25.7	7.4%
Payments for financial assets	20.3	15.7	66.1	87.6	48.2	27.2	24.9	(34.2)%
Contingency reserve	-	-	-	-	12.0	5.0	5.0	-
Total consolidated expenditure	1,540.9	1,643.6	1,822.3	2,052.5	2,020.4	2,049.5	2,095.1	0.7%

Note:

(1)	Consisting of national, provincial, social security funds and public entities.

Source: National Treasury.

Provinces are responsible for basic education and health services, roads, housing, social development and agriculture. Municipalities provide basic services such as water, sanitation, electricity reticulation, roads and community services. Provincial and municipal governments face multiple pressures over the medium term as government reduces expenditure growth and poor economic performance affects other revenues and funding sources. During the 2021 MTEF period, transfers to provinces and municipalities are growing below inflation or contracting.

Over the medium term, government proposes to allocate 48.7% of available non-interest expenditure to national departments, 41.9% to provinces and 9.4% to local government. Over this period, provincial resources increase by 1% and local government resources increase by 2.3%.

Taxation

Taxation in South Africa is administered by South African Revenue Service (SARS), an autonomous body managed by a board of directors and established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Among others, SARS collects personal income tax, company tax, value added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.

While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps towards achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

National Treasury is mandated to formulate tax policy and to design and draft tax legislation. The tax policy unit is also responsible for the tax chapter in the annual Budget Review, which serves as the official communication regarding tax policy and rate changes as part of the National Budget. Its tax policy unit liaises with its counter parts in other countries’ tax policy units as well as with multilateral institutions such as the OECD in order to stay current with regards to international developments and best practice. National Treasury is also represented on several tax policy forums including the Inclusive Framework of the G20 regarding digital tax challenges.

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The three main tax revenue sources are personal income tax, corporate income tax and value added tax.

Personal income tax

South Africa has a progressive personal income tax system whereby income categories in different brackets are taxed at different rates. As of 2021, for individuals earning between R0 and R216,200, a tax rate of 18.0% is levied. This is the lowest tax bracket, with four other brackets being applied to higher income earners. The top bracket has a tax rate of 45.0%, and it applies to individuals earning more than R1.66 million per annum. The tax system also provides primary rebates for all taxpayers, as well as secondary rebates for people aged 65 years and older, and a tertiary rebate for people 75 years or older. In practice, it means that people earning less than R87,300 will not pay any tax, while those aged 65 years and older will not pay tax if they earn less than R135,150. For those older than 75 years, the tax threshold is R151,000.

The National Government has, over the past ten years, adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals.

Tax deductions on personal income tax include deductions for pension contributions, while tax credits are provided for individuals belonging to medical aids. In addition, interest income of up to R23,800 is tax exempt for individuals younger than 65 years and R34,500 for those 65 years and older.

Estate duty is levied on the net asset value of an estate of a deceased person at 20% (25% for net value over R 30 million) while donations tax is payable when assets are donated without due consideration for market value. Donations for public benefit activities (as defined) are exempt from donations tax and may even qualify for a tax deduction if it meets further requirements as defined in the Income Tax Act. The transfer of real estate assets attracts transfer duty based on the value of the property.

Income generated by assets held in a trust are taxable on the hands of beneficiaries if those beneficiaries are liable for tax in South Africa. In cases where beneficiaries are non-tax residents or minors, the founder of the trust is liable for tax generated by assets in the trust. In cases where income is retained in a trust and not distributed to beneficiaries, it is taxable in the trust itself at a rate of 45%. Loans to trusts are also taxable to the extent that the interest charged is not market related.

Corporate income tax and value added tax

South Africa reduced the headline corporate income tax rate from 40% in 1994 to the current 28% rate. During Budget 2021 it was announced that the headline corporate income tax rate would be lowered to 27% from 2022. Mining companies are subjected to a royalty regime, where they are liable to pay mineral royalties based on a schedule according to the types of minerals being produced. Mines have different depreciation allowances than non- mining companies. Dividends are taxed in the hands of investors at 20% on a withholding basis. Dividends distributed on a company to company basis are exempt from the tax

Small business corporations (SBCs) with an annual turnover of less than R20 million have certain special tax provisions. They are taxed on a graduated scale with the first R87 300 being tax free. There are also 7.0% and 21.0% brackets, with taxable income in excess of R550 000 taxed at 28.0%. In addition, SBCs may benefit from accelerated depreciation of assets. There is a turnover tax option for businesses with an annual turnover of less than R1 million, in an attempt to minimize their compliance burden. The Venture Capital Company (VCC) tax incentive which gave taxpayers a tax deduction for investing in VCC’s was not renewed at Budget 2021. It was found that the incentive did not meet its key objectives to grow small businesses development and create jobs.

Capital gains tax is levied on any capital gains realized by individuals and companies. Individuals and trusts are taxed at their marginal income tax rate, with a 40.0% inclusion rate. Primary residences have an exemption of R2 million. The effective top CGT rate is 18.0% for individuals and trusts and 22.5% for companies.

South African tax legislation contains certain corporate reorganization rollover rules. These rules are intended to facilitate the tax-free transfer of assets in specified circumstances. Taxpayers may not generally deduct interest incurred in respect of loan funding used to acquire shares because shares generally only produce exempt income. However, taxpayers can indirectly obtain a deduction for interest when acquiring shares of a target company when the acquisition is associated with certain rollover reorganizations.

Distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc.) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. If the income is not distributed within 12 months it will be taxed at CIS level. Real estate investment trusts (REIT’s) have their own taxation regime, and although income is taxed at REIT level, the flow through principle applies for distributed income. Distributed income is tax deductible at REIT level, while REITs are not subject to capital gains tax on disposal of their real estate assets.

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A withholding tax on cross border interest took effect on January 1, 2015. As a result, all interest paid to non-residents is taxed at a final withholding tax rate of 15.0% and is payable within 14 days after the end of the month during which the interest is paid. However, the withholding charge is subject to some exemptions, including debt issued by government and debt listed on an exchange. The exemption of interest owed by domestic banks does not include back-to-back loan agreements designed to circumvent the 15.0% withholding tax (e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender).

In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (a) trade finance; (b) certain foreign payers and foreign payees; and (c) certain forms of debt owed by a headquarter company.

Besides withholding taxes on interest and dividends, offshore royalty payments are also subject to a 15.0% withholding tax. All withholding taxes are subject to double tax treaty provisions. South Africa has an extensive double tax treaty network with over 70 countries, which makes the country more attractive for foreign investors.

South Africa was part of the Base Erosion Profit Shifting (BEPS) project conducted by the Organization of Economic Cooperation and Development (OECD). Following the conclusion of the first part of the project, South Africa is in the process of aligning its relevant processes and legislation to OECD proposals. This includes subscribing to the country by country (CbC) reporting arrangement, whereby participating countries will be compelled to collect and share information on multinationals operating in their countries.

In addition, South Africa is also aligning several of its tax treaties with the proposed multilateral instrument as agreed at the OECD. Following the BEPS process, the G20 identified the tax challenges posed by the digitization of the global economy as a particular concern needing special focus. The OECD formed an Inclusive Framework and a Task Force for the Digital Economy (TFDE) of which South Africa is an active member. In addition, South Africa is represented on the Steering Committee. The process has two key areas of focus which relate to the allocation of taxing rights (Pillar 1) and the introduction of a minimum global effective tax rate (Pillar 2). Regarding Pillar 2, the G7 agreed in principle on a minimum global tax rate of 15%, and South Africa publicly added its support for this measure. Negotiations on other measures related to Pillar 1 is still continuing and South Africa is committed to the process of finding an inclusive multilateral solution in that regard.

South Africa has well established controlled foreign company (CFC) rules. A CFC includes a foreign company where more than 50.0% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies. If one or more South African residents hold more than 50.0% of the participation rights in an offshore cell, the cell will be deemed to be a controlled foreign company without regard to ownership in the other cells. Controlled foreign companies are taxable in South Africa. The ownership threshold in respect of the dividend and capital gain participation exemptions in relation to foreign shares was reduced from 20.0% down to 10.0%. This lower threshold is consistent with the global economic concept of direct foreign investment and that of the South African exchange control requirements.

Transfer pricing rules were modernized to be in line with the OECD guidelines. The amendment shifts the focus from goods and services to a broader category of “cross-border transactions, operations, schemes, agreements or understandings” that have been effected between, or undertaken for the benefit of connected persons. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles. Updates to the initial guidelines have been updated and implemented in South Africa. Further changes to transfer pricing guidelines can be expected as a result of the OECD process alluded to above, and South Africa will continue to align itself accordingly.

South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater for Islamic finance. In 2014, the legislation was amended to also allow state owned enterprises to issue a Sukuk, following the successful issue of a Sukuk by the South African government. The changes were introduced to place the abovementioned products on an equal tax footing with conventional finance products.

South Africa levies a securities transfer tax (STT) on the transfer of both listed and unlisted shares at a rate of 0.25%. There are exemptions for securities backed lending transactions as well as brokerages, and the STT only applies to equity securities.

Depreciation allowances, including the increased depreciation relief for urban development zones, are available to taxpayers that invest in (by erecting or refurbishing) any commercial or residential building within specified urban development zones. The allowance is deductible in the year the erected building or the refurbished part of the building is brought into use by the taxpayer for purposes of trade, and this depreciation relief will benefit owners, users or lessors of such buildings.

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South Africa also has designated Special Economic Zones (SEZ), where companies are subjected to a lower corporate tax rate of 15 percent. Special Economic Zones need to be approved by the Department of Trade and Industry as well as National Treasury and are situated in areas where economic development and job creation is most needed. SEZ’s will only accept companies that can demonstrate additionality, not merely a reallocation of existing activities.

In order to encourage research and development and make South African companies more competitive internationally, a Research and Development tax incentive is available for taxpayers. It allows for a tax deduction of up to 150 percent of research and development expenditure for approved projects. The projects must meet stringent requirements and are evaluated and adjudicated by a panel with representatives from all the relevant government departments and agencies.

All tax incentives are being reviewed to determine whether they meet their objectives and provide value for tax expenditure incurred.

South Africa introduced a tax on carbon emissions in order to encourage more environmentally sustainable production processes. New motor vehicles are subject to an emissions tax, while there are also levies on tires, incandescent lights, electricity and plastic bags.

National Government Debt

General

The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa. In February of each year the annual budget is tabled in Parliament, including the government’s anticipated borrowing requirements and financing strategy for the current financial year and over the medium-term period (three years). Pursuant to Section 66 of the PFMA, the Minister of Finance needs to approve each issuance of debt. The PFMA also sets out for which purposes the Minister may borrow. There is no statutory cap on the stock of debt. In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments. In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” refers to short-term government borrowing or debt that had a maturity at issuance of one year or less. “Funded debt” refers to long-term government borrowing or debt that had a maturity at issuance of more than a year.

The 2022 Budget indicates, debt is expected to stabilize at 75.1% of GDP in 2024/25, down from an estimate of 80.5% of GDP in 2025/26 as projected in the 2021 Budget. This is mainly the result of revenue performance. Over the medium term, a portion of the higher revenue will be used to lower the government’s gross borrowing requirement, reducing debt issuances.

The following table summarizes the National Government debt as of March 31 in each of the years 2016 through 2020 and as of December 31, 2021.

	As of March 31					As of December 31
	2016	2017	2018	2019	2020	2021
	Rand (million)
Government bonds	1,731,657	1,949,573	2,160,399	2,501,278	3,070,927	3,367,234
Treasury bills	249,970	293,321	307,360	333,360	455,971	447,754
Marketable internal debt	1,981,627	2,242,894	2,467,759	2,834,638	3,526,898	3,814,988
Non-marketable internal debt	38,508	29,013	29,227	39,479	16,451	18,404
Total internal debt	2,020,135	2,271,907	2,496,986	2,874,117	3,543,349	3,833,392
Total external debt(1)	212,754	217,811	291,314	387,225	392,434	438,095
Total gross loan debt	2,232,889	2,489,718	2,788,300	3,261,342	3,935,783	4,271,487
Cash balances(2)	(224,615)	(205,196)	(243,117)	(274,349)	(333,929)	(358,158)
Total net loan debt(3)	2,008,274	2,284,522	2,545,183	2,986,993	3,601,854	3,913,329
GFECRA(4)	(231,158)	(209,375)	(285,829)	(436,062)	(315,584)	(315,584)
As percentages of nominal GDP:
Net loan debt	41.6%	44.5%	47.0%	52.5%	64.7%	63.4%
External debt	4.4%	4.2%	5.4%	6.8%	7.1%	7.1%
As percentage of gross loan debt:
External debt	9.5%	8.7%	10.4%	11.9%	10.0%	10.3%

____________________

Notes:

(1)	Valued using the applicable foreign exchange rates as at the end of each period.
(2)	This represents surplus cash of the National Revenue Fund on deposit at the commercial banks and with the SARB. Bank balances in foreign currencies are revaluated using the applicable exchange rates as at the end of each period.
(3)	The total net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts at the commercial banks and with the SARB).
(4)	Represents the balance on the GFECRA as of March 31 in each of the years 2016 through 2020 and as of December 31, 2021. A negative balance indicates a profit and a positive balance reflects a loss.

Sources: South African National Treasury and the SARB.

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Summary of Internal National Government Debt

Total internal National Government debt as of December 31, 2021 was R3,833 billion, an increase of 8.2% over the corresponding amount of R3,543 billion as of March 31, 2021.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	As of March 31				As of December 31
	2017	2018	2019	2020	2021	2021
	Rand (million)
Marketable securities
Floating	249,970	293,321	307,360	333,360	455,971	447,754
Funded	1,731,657	1,949,573	2,160,399	2,501,278	3,070,927	3,367,234
Total(1)	1,981,627	2,242,894	2,467,759	2,834,638	3,526,898	3,814,988
Non-marketable securities
Floating	27,199	17,256	17,277	27,355	72	303
Funded	11,309	11,757	11,950	12,124	16,379	18,101
Total(2)	38,508	29,013	29,227	39,479	16,451	18,404
Total internal National Government debt	2,020,135	2,271,907	2,496,986	2,874,117	3,543,349	3,833,392

____________________

Notes:

(1)	Treasury bills are classified as floating marketable securities. Government bonds are classified as funded marketable securities.
(2)	Borrowings from the Corporation for Public Deposits are classified as floating non-marketable securities. Retail government bonds (since May 2004), together with debt and liabilities of the former TBVC states (which include Transkei, Bophuthatswana, Venda and Ciskei) and the Republic of Namibia that were assumed by the National Government in connection with South Africa’s transition to a constitutional democracy, are classified as funded non-marketable securities.

Sources: South African National Treasury and SARB.

Summary of External National Government Debt

The National Government borrows in the global market to finance its foreign currency commitments and to maintain a benchmark in major currencies. As part of these benchmarks, a limit of 15.0% is placed on the share of foreign currency debt as a percentage of total debt. South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt decreased marginally from 11.97% to 9.97% as at March 31, 2020 and 2021, respectively, and is 10.26% as at December 31, 2021.

South Africa’s total external debt increased from US$164.7 billion at the end of March 2021 to US$170.6 billion at the end of June. However, in rand terms, South Africa’s total external debt decreased marginally from R2,444 billion to R2,441 billion over the same period.

Foreign currency-denominated external debt decreased from US$82.6 billion at the end of March 2021 to US$81.4 billion at the end of June. This was due to a decline in long-term loans of the private non-banking sector as well as loans and advances of the domestic banking sector, which was only partially countered by a US$1 billion loan by national government from the New Development Bank.

89

Rand-denominated external debt, in US dollar terms, increased from US$82.1 billion at the end of March 2021 to US$89.2 billion at the end of June. This can mainly be attributed to an increase in the market value of non-resident bond holdings as well as the net purchases of domestic rand-denominated bonds by non-residents.

Despite the increase in South Africa’s total external debt, it decreased as a ratio of GDP, from 48.4% at the end of March 2021 to 44.5% at the end of June. The ratio of external debt to export earnings decreased from 156.6% to 136.4% over the same period.

The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2017 through 2021 and as of December 31, 2021.

External Debt by Currency

	As of March 31					As of December 31
Currency in which debt is held	2017	2018	2019	2020	2021	2021
	(R millions)
Euro	572	538	517	506	500	500
Pound Sterling	18	11	3	1	-	-
Swedish Kroner	2,081	1,386	692	231	-	-
US Dollars	14,622	16,942	18,904	20,512	21,000	22,400
Yen	60,423	60,329	60,235	60,141	30,047	-
XDR	-	-	-	-	3,051	3,051
ZAR	-	-	-	-	5,008	5,008
Total (in Rand)(1)	212,754	217,811	291,314	387,225	392,434	438,095

____________________

Note:

(1)	The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day.

Source: National Treasury.

The 2022 Budget made provision for US$3 billion equivalent to be raised in the international capital markets in 2021/22.

Recent Ratings Developments

South Africa's sovereign credit ratings remain below investment grade according to the three major ratings agencies (Moody's, S&P and Fitch). South Africa's current long-term foreign-currency (LTFC) and long-term local-currency (LTLC) ratings are set forth below.

Rating Agency	Credit Rating Action	Action	LTFC	LTLC	Outlook
S&P	21 May 2021	Affirmation	BB-	BB	Stable
Fitch	15 December 2021	Affirmation	BB-	BB-	Stable

Moody’s	20 November 2020	Downgrade	Ba2	Ba2	Negative

On May 21, 2021, S&P affirmed South Africa’s long term foreign and local currency debt ratings at ‘BB-’ and ‘BB’, respectively. The agency maintained a stable outlook. On the same day, Fitch affirmed the country’s long term foreign and local currency debt ratings at ‘BB-’ and maintained a negative outlook. Both agencies highlighted that long standing structural constrains are expected to continue to hinder economic growth. Further, high and rising government debt as well as high inequality remain the key rating weaknesses.

On December 15, 2021, Fitch affirmed the country’s non-investment ratings (‘BB-’) and revised the outlook to stable from negative. The agency indicated that the outlook revision reflects the faster than expected economic recovery, surprisingly strong fiscal performance as well as significant improvements to key GDP based credit metrics following the rebasing of national accounts.

The reopening of the economy coupled with a supportive external environment, resulted to the country’s economy recovering quicker than expected and improved fiscal performance which has been viewed as positive by the rating agencies. Nonetheless, South Africa’s economic growth and public finances remain constrained by long standing structural bottlenecks as well as financially strained state-owned companies

The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2021 and estimated amounts for the fiscal year ending March 31, 2022.

90

Financing of the Net Borrowing Requirement of the National Government

	2017	2018	2019	2020	2021(3)	MTBPS 2021(4)
	(R millions)
Borrowing
Revenue	1,137,901.0	1,196,837.8	1,274,831.8	1,345,869.9	1,238,368.5	1,483,201.0
Expenditure	1,305,486.0	1,404,985.9	1,506,729.0	1,690,980.0	1,788,996.2	1,893,102.0
Main Budget balance(1)	(167,585.0)	(208,586.8)	(231,897.2)	(345,110.0)	(550,626.7)	(409,901.0)
% of GDP	(3.8%)	(4.4%)	(4.7%)	(6.1%)	(9.9%)	(6.6%)
Financing
Domestic short-term loans (net)	40,507.1	33,407.0	14,060.6	36,077.5	95,325.4	0.00
Domestic long-term loans (net)	116,684.3	174,438.0	169,474.4	286,021.6	470,195.3	319,185.0
Market loans	175,070.5	200,249.7	183,453.9	305,738.5	523,376.1	285,530.0
Loans issues for switches	(1,036.4)	(1,557.6)	(450.9)	(289.3)	41.7	-230
Redemptions	(57,349.8)	(24,254.1)	(13,528.7)	(19,427.7)	(53,222.6)	(61,295.0)
Foreign loans (net)	36,380.7	29,774.0	23,216.4	24,823.0	77,503.4	73,664.0
Market loans	50,959.3	33,895.0	25,257.7	76,052.0	91,919.8	77,583.0
Loans issues for switches	1,111.4	-	-	-	-	-
Arms procurement loan agreements	-	-	-	-	-	-
Redemptions (including revaluation of loans)	(15,690.0)	(4,121.0)	(2,041.3)	(51,229.0)	(14,416.3)	(3,919)
Change in cash and other balances(2)	(25,987.1)	(29,032.2)	25,145.8	(1,812.1)	(92,397.4)	112,232.0

Total	167,585.0	208,586.8	231,897.2	345,110.0	550,626.7	409,901.0

____________________

Notes:

(1)       A negative number reflects a deficit and a positive number a surplus.

(2)       A positive change indicates a reduction in cash balances.

(3)       Audited outcomes in respect of 2020/21 fiscal year.

(4)       Numbers as published during the November 2021 MTBPS.

Source: National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance—Background.”

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned companies.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	As of March 31,
	2017	2018	2019	2020	2021(2)
	Rand (million)
Internal	191,894	208,102	208,842	230,983	231,238
External(1)	98,525	113,169	159,279	182,745	153,435
Total	290,419	321,271	368,121	413,728	384,673

____________________

Note:

(1)	Excludes guarantees to the Independent Power Producers and Public-Private Partnerships.
(2)	Audited figures as at March 31, 2021.

Source: National Treasury.

91

The following table sets forth the National Government’s external guaranteed debt outstanding as of March 31, 2021.

Analysis of National Government External Guaranteed Debt

	As of March 31, 2021
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Equivalent in Rand(1)
	Amount (million)
Transnet	3,500	-	-	3,500
Land bank	981	-	-	981
Telkom	-	-	8	132
IDC	-	-	8	145
DBSA	47,324	5,252	38	4,840
ESKOM	3,500	-	969	141,852
Total(2)	981	—	1,023	151,450

____________________

Notes:

(1)	Conversion of amounts into Rand have been made at the following rates: US Dollar = R14.797350; Euro = R17.359511.
(2)	Does not include revaluation due to inflation rate movement amount of R20.7 billion and the guaranteed interest to the amount of R6.2 billion.

Source: National Treasury.

Debt-Service Costs

As a percentage of the National Government expenditure, debt-service costs increased from 11.2% during fiscal year 2016/17 to 13.0% in 2020/21. In the 2021 Budget, debt-service costs for 2021/22 were revised downwards by R1.4 billion, mainly due to the timing of foreign loan issuances. According to the 2022 budget, as a share of GDP, debt-service costs are projected to average 4.9% over the medium term.

	For the year ended March 31, As % of GDP
	2017	2018	2019	2020	2021(1)
Expenditure	11.2%	11.6%	12.1%	12.1%	13.0%
Revenue	12.9%	13.6%	14.3%	15.2%	18.8%
Debt Service Costs	3.3%	3.4%	3.4%	3.6%	4.2%

________________

Note:

(1)	Audited outcomes in respect of 2020/21 fiscal year.

Source: National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding as of December 31, 2021, is set forth in the table below.

		External Debt
Year(1)	Rand	US$	EURO	YEN	GBP	SEK
	Amount (million)
2022	224,451	457	18	30,617	-	-
2023	222,911	1,428	18	-	-	-
2024	214,882	1,899	18	-	-	-
2025	209,504	329	18	-	-	-
2026	207,515	2,270	18	-	-	-
2027	194,905	1,431	518	-	-	-
2028	182,296	150	-	-	-	-
2029	168,067	150	-	-	-	-
2030	167,316	150	-	-	-	-
2031	143,773	150	-	-	-	-
2032	134,239	150	-	-	-	-
2033	116,558	150	-	-	-	-
2034	115,545	150	-	-	-	-
2035	112,343	150	-	-	-	-
2036	95,143	150	-	-	-	-
2037	88,627	150	-	-	-	-
2038	70,547	150	-	-	-	-
2039	68,260	150	-	-	-	-
2040	68,260	150	-	-	-	-
2041	55,507	900	-	-	-	-
2042	49,438	103	-	-	-	-
2043	49,438	103	-	-	-	-
2044	44,137	103	-	-	-	-
2045	38,836	1,076	-	-	-	-
2046	33,535	50	-	-	-	-
2047	31,157	1,050	-	-	-	-
2048	21,765	-	-	-	-	-
2049	12,374	-	-	-	-	-
2050	2,982	-	-	-	-	-
2051	1,988	-	-	-	-	-
2052	994	-	-	-	-	-
Total	6,324,002	21,185	1,626	71,954	26	3,103
Principal	3,176,711	13,304	1,383	60,517	24	2,773
Interest	3,147,290	7,881	243	11,437	2	330

____________________

Note:

(1)       Fiscal years ending March 31.

Source: National Treasury.

4

92

Debt Record

South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness.

Tables and Supplementary Information

Funded Internal Debt of the Republic of South Africa (Domestic Marketable Bonds – in Rand) as of December 31, 2021

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
R212 (2.75%)	June 17, 2010	January 31, 2022	57,577,446,937(1)
R2023 (7.75%)	June 22, 2012	February 28, 2023	82,732,352,549
R197 (5.50%)	May 30, 2001	December 7, 2023	100,512,428,091(1)
I2025 (2.00%)	July 4, 2012	January 31, 2025	102,608,586,045(1)
R186 (10.50%)	May 22, 1998	December 21, 2025	122,002,785,770
R186 (10.50%)	May 22, 1998	December 21, 2026	122,002,785,770
R186 (10.50%)	May 22, 1998	December 21, 2027	122,002,785,770

R210 (2.60%)	September 27, 2007	March 31, 2028	63,996,950,878(1)
I2029 (1.875%)	July 27, 2016	March 31, 2029	45,341,178,559(1)
R2030 (8.00%)	October 4, 2013	January 31, 2030	316,535,337,700
R213 (7.00%)	May 28, 2010	February 28, 2031	144,680,161,244
R2032 (8.25%)	June 13, 2014	March 31, 2032	238,846,535,138
R202 (3.45%)	August 15, 2003	December 7, 2033	95,405,869,097(1)
I2033 (1.875%)	July 15, 2015	February 28, 2033	60,258,651,946(1)
R2035 (8.875%)	July 17, 2015	February 28, 2035	214,485,151,422
R209 (6.25%)	July 21, 2006	March 31, 2036	104,262,552,145
R2037 (8.50%)	July 19, 2013	January 31, 2037	229,082,995,096
I2038 (2.25%)	July 4, 2012	January 31, 2038	111,657,407,869(1)
R2040 (9.00%)	September 11, 2015	January 31, 2040	159,811,431,276
R214 (6.50%)	June 4, 2010	February 28, 2041	93,381,856,496
R2043 (8.75%)	July 18, 2014	January 31, 2043	65,324,099,003
R2044 (8.75%)	July 18, 2014	January 31, 2044	65,324,099,003
R2045 (8.75%)	July 18, 2014	January 31, 2045	65,324,099,003
I2046 (2.50%)	July 17, 2013	March 31, 2046	110,276,890,313(1)
R2046 (8.75%)	June 29, 2012	February 28, 2047	113,427,362,337
R2048 (8.75%)	June 29, 2012	February 28, 2048	113,427,362,337
R2049 (8.75%)	June 29, 2012	February 28, 2049	113,427,362,337
I2049 (2.50%)	July 11, 2012	December 31, 2049	44,505,659,259(1)
I2050 (2.50%)	July 11, 2012	December 31, 2050	44,505,659,259(1)
I2051 (2.50%)	July 11, 2012	December 31, 2051	44,505,659,259(1)
R001 (4.50%)	December 1, 1986	Perpetual	10,410.00
R002 (5.00%)	December 1, 1986	Perpetual	57,934.50

Total Funded Internal Debt			3,385,288,500,637(2)

_________________

Notes:

(1)       Inflation-linked bonds have been revalued using the relevant “reference CPI”.

(2)       Includes Retail bonds amount of R18,054,930,381.81.

Source: National Treasury.

93

Floating Internal Debt of the Republic of South Africa (Treasury Bills – in Rand) as of December 31, 2021

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
			(in Rand)
4.51%	January 6, 2021	January 5, 2022	2,175,030,000
4.46%	January 13, 2021	January 12, 2022	4,440,000,000
4.35%	January 20, 2021	January 19, 2022	4,440,000,000
4.30%	January 27, 2021	January 26, 2022	4,440,000,000
4.30%	February 3, 2021	February 2, 2022	4,440,000,000
4.45%	February 10, 2021	February 9, 2022	3,931,310,000
4.52%	February 17, 2021	February 16, 2022	4,440,000,000
4.65%	February 24, 2021	February 23, 2022	4,440,000,000
4.77%	March 3, 2021	March 2, 2022	4,440,000,000
4.87%	March 10, 2021	March 9, 2022	4,440,000,000
4.90%	March 17, 2021	March 16, 2022	4,440,000,000
4.88%	March 24, 2021	March 23, 2022	4,440,000,000
4.86%	March 31, 2021	March 30, 2022	4,440,000,000
4.87%	April 7, 2021	April 6, 2022	4,300,000,000
4.84%	April 7, 2021	January 5, 2022	3,990,000,000
4.81%	April 14, 2021	April 13, 2022	4,300,000,000
4.79%	April 14, 2021	January 12, 2022	3,990,000,000
4.79%	April 21, 2021	April 20, 2022	4,300,000,000
4.74%	April 21, 2021	January 19, 2022	3,990,000,000
4.73%	April 28, 2021	April 27, 2022	4,300,000,000
4.69%	April 28, 2021	January 26, 2022	3,990,000,000

4.69%	May 5, 2021	May 4, 2022	4,300,000,000
4.64%	May 5, 2021	February 2, 2022	3,990,000,000
4.70%	May 12, 2021	May 11, 2022	4,300,000,000
4.63%	May 12, 2021	February 9, 2022	3,990,000,000
4.73%	May 19, 2021	May 18, 2022	4,200,000,000
4.63%	May 19, 2021	February 16, 2022	3,800,000,000
4.72%	May 26, 2021	May 25, 2022	4,200,000,000
4.66%	May 26, 2021	February 23, 2022	3,800,000,000
4.79%	June 2, 2021	June 1, 2022	4,200,000,000
4.74%	June 2, 2021	March 2, 2022	3,800,000,000
4.88%	June 9, 2021	June 8, 2022	3,388,500,000
4.79%	June 9, 2021	March 9, 2022	3,800,000,000
4.88%	June 16, 2021	June 15, 2022	4,200,000,000
4.83%	June 16, 2021	March 16, 2022	3,800,000,000

94

5.01%	June 23, 2021	June 22, 2022	1,957,940,000
4.88%	June 23, 2021	March 23, 2022	3,800,000,000
4.99%	June 30, 2021	June 29, 2022	4,905,000,000
4.88%	June 30, 2021	March 30, 2022	3,800,000,000
5.07%	July 7, 2021	July 6, 2022	3,154,940,000
5.00%	July 7, 2021	April 6, 2022	2,162,850,000
4.51%	July 7, 2021	January 5, 2022	2,128,900,000
5.10%	July 14, 2021	July 13, 2022	4,200,000,000
5.01%	July 14, 2021	April 13, 2022	4,470,000,000
4.56%	July 14, 2021	January 12, 2022	2,700,000,000
5.13%	July 21, 2021	July 20, 2022	4,200,000,000
5.05%	July 21, 2021	April 20, 2022	3,800,000,000
4.59%	July 21, 2021	January 26, 2022	2,700,000,000
5.13%	July 28, 2021	July 27, 2022	4,200,000,000
4.99%	July 28, 2021	April 27, 2022	3,800,000,000
4.58%	July 28, 2021	January 26, 2022	2,700,000,000
5.11%	August 4, 2021	August 3, 2022	6,659,640,000
4.99%	August 4, 2021	May 4, 2022	3,800,000,000
4.61%	August 4, 2021	February 2, 2022	1,040,360,000
5.04%	August 11, 2021	August 10, 2022	4,200,000,000
4.95%	August 11, 2021	May 11, 2022	3,800,000,000
4.09%	August 11, 2021	February 9, 2022	2,700,000,000
5.06%	August 18, 2021	August 17, 2022	4,200,000,000
4.97%	August 18, 2021	May 18, 2022	3,800,000,000
4.30%	August 18, 2021	February 16, 2022	2,700,000,000
5.05%	August 25, 2021	August 24, 2022	4,200,000,000
4.95%	August 25, 2021	May 25, 2022	3,800,000,000
4.41%	August 25, 2021	February 23, 2022	2,700,000,000
5.03%	September 1, 2021	August 31, 2022	4,200,000,000
4.93%	September 1, 2021	June 1, 2022	3,800,000,000
4.41%	September 1, 2021	March 2, 2022	2,700,000,000
5.02%	September 8, 2021	September 7, 2022	4,200,000,000

4.91%	September 8, 2021	June 8, 2022	3,800,000,000
4.36%	September 8, 2021	March 9, 2022	2,700,000,000
5.01%	September 15, 2021	September 14, 2022	4,200,000,000
4.89%	September 15, 2021	June 15, 2022	3,800,000,000
4.37%	September 15, 2021	March 16, 2022	2,700,000,000
5.02%	September 22, 2021	September 21, 2022	4,200,000,000
4.88%	September 22, 2021	June 22, 2022	3,800,000,000
4.41%	September 22, 2021	March 23, 2022	2,700,000,000
5.04%	September 29, 2021	September 28, 2022	4,200,000,000
4.89%	September 29, 2021	June 29, 2022	3,800,000,000
4.44%	September 29, 2021	March 30, 2022	2,700,000,000
5.09%	October 6, 2021	October 5, 2022	4,200,000,000
4.96%	October 6, 2021	July 6, 2022	3,800,000,000
4.46%	October 6, 2021	April 6, 2022	2,700,000,000

95

3.79%	October 6, 2021	January 5, 2022	1,000,000,000
5.20%	October 13, 2021	October 12, 2022	3,542,970,000
5.03%	October 13, 2021	July 13, 2022	3,800,000,000
4.50%	October 13, 2021	April 13, 2022	2,700,000,000
3.81%	October 13, 2021	January 12, 2022	1,657,030,000
5.21%	October 20, 2021	October 19, 2022	4,200,000,000
5.02%	October 20, 2021	July 20, 2022	3,800,000,000
4.56%	October 20, 2021	April 20, 2022	2,700,000,000
3.79%	October 20, 2021	January 19, 2022	1,000,000,000
5.27%	October 27, 2021	October 26, 2022	4,200,000,000
5.08%	October 27, 2021	July 27, 2022	2,666,600,000
4.57%	October 27, 2021	April 27, 2022	3,833,400,000
3.79%	October 27, 2021	January 26, 2022	1,000,000,000
5.32%	November 3, 2021	November 2, 2022	4,200,000,000
5.18%	November 3, 2021	August 3, 2022	3,800,000,000
4.58%	November 3, 2021	May 4, 2022	2,700,000,000
3.78%	November 3, 2021	February 2, 2022	1,000,000,000
5.36%	November 10, 2021	November 9, 2022	4,200,000,000
5.16%	November 10, 2021	August 10, 2022	3,800,000,000
4.56%	November 10, 2021	May 11, 2022	2,799,000,000
3.77%	November 10, 2021	February 9, 2022	901,000,000
5.38%	November 17, 2021	November 16, 2022	5,413,080,000
5.21%	November 17, 2021	August 17, 2022	3,800,000,000
4.64%	November 17, 2021	May 18, 2022	2,153,800,000
3.84%	November 17, 2021	February 16, 2022	333,120,000
5.57%	November 24, 2021	November 23, 2022	4,200,000,000
5.35%	November 24, 2021	August 24, 2022	3,800,000,000
4.73%	November 24, 2021	May 25, 2022	2,700,000,000
3.93%	November 24, 2021	February 23, 2022	1,000,000,000
5.80%	December 1, 2021	November 30, 2022	4,200,000,000

5.48%	December 1, 2021	August 31, 2022	3,800,000,000
4.85%	December 1, 2021	June 1, 2022	2,700,000,000

3.93%	December 1, 2021	March 2, 2022	1,000,000,000
5.79%	December 8, 2021	December 7, 2022	4,349,020,000
5.52%	December 8, 2021	September 7, 2022	3,949,410,000
4.96%	December 8, 2021	June 8, 2022	2,760,570,000
3.91%	December 8, 2021	March 9, 2022	641,000,000
5.79%	December 15, 2021	December 14, 2022	4,398,000,000
5.58%	December 15, 2021	September 14, 2022	3,800,000,000
5.03%	December 15, 2021	June 15, 2022	2,700,000,000
3.95%	December 15, 2021	March 16, 2022	802,000,000
5.76%	December 22, 2021	December 21, 2022	4,200,000,000
5.62%	December 22, 2021	September 21, 2022	3,800,000,000
5.04%	December 22, 2021	June 22, 2022	2,700,000,000
3.91%	December 22, 2021	March 23, 2022	1,000,000,000
5.78%	December 29, 2021	December 28, 2022	4,200,000,000
5.65%	December 29, 2021	September 28, 2022	3,800,000,000
5.05%	December 29, 2021	June 28, 2022	2,700,000,000
3.87%	December 29, 2021	March 30, 2022	1,000,000,000
		Total Floating Internal Debt	447,754,470,000

_________________

Note:

(1)       Excludes borrowing from the Corporation for Public Deposits to the amount of R76,699,692.47.

Source: National Treasury.

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Funded External Debt of the Republic of South Africa as of December 31, 2021

Interest Rate	Date of Issue	Maturity Date	Currency	Nominal Amount
Capital market loans
6.30%	May 22, 2018	June 22, 2048		$600,000,000
3.80%	June 12, 2001	September 7, 2021		¥30,000,000,000
4.875%	April 14, 2016	April 14, 2026		$1,250,000,000
5.875%	May 30, 2007	May 30, 2022		$1,000,000,000
6.25%	March 8, 2011	March 8, 2041		$750,000,000
4.665%	January 17, 2012	January 17, 2024		$1,500,000,000
5.875%	September 16, 2013	September 16, 2025		$2,000,000,000
5.375%	July 24, 2014	July 24, 2044		$1,000,000,000
3.750%	July 24, 2014	July 24, 2026		€500,000,000
5.0%	October 12, 2016	October 12, 2046		$1,000,000,000
4.30%	October 12, 2016	October 12, 2028		$2,000,000,000
4.850%	September 27, 2017	September 27, 2027		$1,000,000,000
5.650%	September 27, 2017	September 27, 2047		$1,500,000,000
5.875%	May 22, 2018	June 22, 2030		$1,400,000,000
4.850%	September 30, 2019	September 30, 2029		$2,000,000,000
5.750%	September 30, 2019	September 30, 2029		$3,000,000,000
1.532%	July 20, 2020	March 15, 2050		$1,000,000,000
4.445%	September 09, 2020	June 15, 2040	R	5,008,164,000
1.101%	July 29, 2020	July 29, 2025	XDR	3,051,200,000
1.431%	June 17, 2021	March 15, 2051		$1,000,000,000

_________________

Note:

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: National Treasury.

Total External Debt by Currency as of December 31, 2021

Currency	External Debt Amount
(R millions)
Marketable foreign debt
U.S. Dollars	304,227
Euro(1)	8,858
Japanese Yen	—
Total marketable foreign debt(2)	313,085
Non-marketable foreign debt
U.S. Dollar	30,423
British pound	—
Euro	—
Japanese yen	—
XDR(3)	65,692
Other(4)	5,008
Total non-marketable foreign debt	101,123
Total foreign debt	414,208

Source: SARB

(1)        Including bonds issued in other European currencies until March 1999. As from 1 January 2002 outstanding German mark bonds were converted into euro bonds. Including Swiss franc, special drawing rights and Austrian schilling.

(2)       Includes British pound sterling until January 2006.

(3)       The currency code for the IMF Special Drawing Rights is XDR.

(4)       Including German mark, Swiss franc, Austrian schilling and Swedish krona. Including South African rand as from 1 October 2020.

97